UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Post-Effective Amendment No. 1
to
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FINDEX.COM, INC.
(Name of Small Business Issuer in Its Charter)

Nevada	7372	88-0379462
(State or other Jurisdiction Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11204 Davenport Street, Suite 100
Omaha, Nebraska 68154
(402) 333-1900
(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

Steven Malone
President and Chief Executive Officer
FINDEX.COM, INC.
11204 Davenport Street, Suite 100
Omaha, Nebraska 68154
(402) 333-1900
(Name, Address and Telephone Number of Agent For Service)

Copies to:

Michael M. Membrado, Esq.
M.M. Membrado, PLLC
115 East 57th Street, Suite 1006
New York, New York 10022

Approximate Date of Proposed Sale to the Public: From time to time after the effective date of this registration statement until such time that all of the shares of common stock hereunder have been sold.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [  ]

CALCULATION OF REGISTRATION FEE

TITLE OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)		PROPOSED MAXIMUM OFFERING PRICE PER SHARE		PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE
Common Stock, par value
$.001 per share	24,341,666	(2)	$0.090	(3)	$2,190,750	$277.57
Common Stock, par value
$.001 per share	10,937,500	(4)	$0.180	(5)	$1,968,750	$249.44
Common Stock, par value
$.001 per share	10,937,500	(4)	$0.600	(5)	$6,562,500	$831.47
Common Stock, par value
$.001 per share	125,000	(4)	$0.148	(5)	$18,500	$2.34
Common Stock, par value
$.001 per share	250,000	(4)	$0.100	(5)	$25,000	$3.17
Common Stock, par value
$.001 per share	150,000	(4)	$0.022	(5)	$3,300	$0.42
Common Stock, par value
$.001 per share	600,000	(4)	$0.150	(5)	$90,000	$11.40
Total	47,341,666				$10,858,800	$1,375.81	(6)

(1)
Pursuant to Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of common stock as may be issuable upon exercise of warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Represents 24,341,666 outstanding shares of our common stock held by our selling stockholders.

(3)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, based on the average of the closing bid and asked prices for our common stock as reported on the OTC Bulletin Board on November 19, 2004.

(4)	Represents the number of shares of our common stock issuable upon exercise of certain warrants held by our selling stockholders.

(5)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(g) of the Securities Act, based on the stated exercise price.

(6)
The filing fee of $1,375.81 is offset by the $507.89 credit due to the Registrant based upon the prior withdrawn registration statement on Form SB-2 filed with the U.S. Securities & Exchange Commission (the “SEC”) on August 2, 2001 pursuant to Rule 457(p) of Regulation C, File No.: 333-66570, less (i) the fee of $27.17 applied to the registration statement on Form S-8 filed with the SEC on September 24, 2002, File No.: 333-100035 and (ii) the fee of $0.82 applied to the registration statement on Form S-8 filed with the SEC on November 8, 2002, File No.: 333-101092.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This prospectus is dated January 31, 2007

The information contained in this prospectus may be updated from time to time by way of post-effective amendment based on material intervening developments. The selling stockholders may not sell these securities until this registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

PROSPECTUS

FINDEX.COM, INC.

47,341,666 SHARES OF COMMON STOCK

OFFERED BY SELLING STOCKHOLDERS

This prospectus relates to the resale of up to 47,341,666 shares of our common stock by certain persons who are either our stockholders, holders of warrants to purchase our common stock, or both. All of the shares of common stock are being offered for sale by the selling stockholders at prices established on the OTC Bulletin Board during the term of this offering, as will fluctuate from time to time, or as may otherwise be agreed upon in negotiated transactions. We will not receive any proceeds from the sale of our shares by the selling stockholders. If the warrants are exercised in full, we would receive proceeds of $8,668,050. However, because the exercise price of some or all of the warrants may at any given time be above the current market price of our common stock, (i) they may never be exercised and, therefore, we may never actually receive these proceeds, or (ii) if they are exercised, but not for some time, it would not be until then that we receive any such proceeds. We will use the proceeds from any exercise of warrants for general working capital purposes consistent with our business strategy.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FIND”. On January 30, 2007, the average of the bid and asked prices of our common stock was $0.036 per share.

Each of the selling stockholders may be deemed to be an “underwriter,” as such term is defined in the Securities Act.

An investment in our common stock involves a high degree of risk. You should only invest in our common stock if you can afford to lose your entire investment, and you should read and consider the “risk factors” beginning on page 3 before investing in our common stock.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 31, 2007.

FINDEX.COM, INC.
11204 Davenport Street, Suite 100
Omaha, Nebraska 68154
(402) 333-1900

The following table of contents has been designed to help you find important information contained in this prospectus. We have included subheadings to aid you in searching for particular information you might want to return to. We encourage you to read the entire prospectus.

-i-

Our Market	49
Marketing and Advertising	49
Sales	49
Manufacturing and Fulfillment	51
Significant Customers and Suppliers	51
Regulation	51
Competition	51

-ii-

Unless otherwise specified, the information in this prospectus is set forth as of January 31, 2007, and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations other than as contained in this prospectus in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

PROSPECTUS SUMMARY

This summary highlights information found in greater detail elsewhere in this prospectus. You should read the entire prospectus carefully, including the “Risk Factors” described in pages 3 through 11 and our consolidated financial statements beginning on page F-1, before making any investment in the shares offered hereby.

ABOUT OUR BUSINESS

We develop, publish, market, distribute and directly sell off-the-shelf consumer and organizational software products for PC, Macintosh® and PDA platforms. The common thread among our products is a customer constituency that shares a devotion to, or interest in, Christianity and faith-based “inspirational” values. Our focus is on becoming the largest worldwide provider of Bible study and related faith-based software products through ongoing internal development of new products, expansion and upgrade of existing products, and strategic product line and/or corporate acquisitions and licensing.

Our faith-based software titles, all of which are proprietary, are currently divided among the following six categories:

•	Bible Study
•	Financial/Office Management Products for Churches and other Faith-Based Ministries
•	Print & Graphic Products
•	Pastoral Products
•	Children’s Products
•	Language Tutorial Products

ABOUT OUR COMPANY

We were incorporated in the State of Nevada in 1997 as EJH Entertainment, Inc., which was later changed to FINdex.com, Inc. Beginning in 1997, and although we were not then a reporting company under the Securities Exchange Act of 1934, as amended, our common stock was quoted on the OTC Bulletin Board. On March 7, 2000, we acquired all of the outstanding capital stock of Reagan Holdings, Inc., a Delaware corporation. At the time of this transaction, Reagan Holdings was subject to the requirements of having to file reports pursuant to Section 13 of the Securities Exchange Act, had recently audited financial statements and was current in its reporting obligations. As a result of this transaction, Reagan Holdings, Inc. became our wholly-owned subsidiary and we became the successor issuer to Reagan Holdings for reporting purposes pursuant to Rule 12g-3 of the Securities Exchange Act. See “Business - Corporate Formation, Legacy and Subsidiaries”.

We currently have two wholly-owned subsidiaries, neither of which have any operations, employees or revenues. They include Findex.com, Inc., a Delaware corporation, and Reagan Holdings, Inc., also a Delaware corporation.

Our principal office is located at 11204 Davenport Street, Suite 100, Omaha, Nebraska 68154. Our main telephone number is (402) 333-1900. See “Where You Can Find Additional Information”.

THE OFFERING BY THE SELLING STOCKHOLDERS

On July 19, 2004, we entered into a certain Stock Purchase Agreement pursuant to which we agreed to issue and sell 21,875,000 restricted shares of our common stock to Barron Partners, LP, a New York based institutional investor, at a price of $0.08 per share. Under the terms of transaction, Barron Partners, LP also received two common stock purchase warrants. The first warrant entitles the holder, for a period of up to five years, to purchase up to 10,937,500 common shares at a price of $0.18 per share, subject to standard adjustment provisions. The second warrant entitles the holder, also for a period of up to five years, to purchase up to 10,937,500 additional common shares at a price of $0.60 per share, also subject to standard adjustment provisions. As part of the financing transaction, we entered into a certain Registration Rights Agreement with Barron Partners, LP pursuant to which we committed to registering all of the shares issued as part of such transaction, including those issuable under each of the two warrants. See “Selling Stockholders” and “Certain Relationships and Related Transactions”.

In addition to the shares of our common stock issued to Barron Partners, LP and the common stock issuable upon exercise of the warrants issued to Barron Partners, LP, we are also registering the following:

•	2,000,000 shares of our common stock issued as of November 16, 2004 upon conversion of $240,000 of previously outstanding debt securities;
•	466,666 shares of our common stock issued as of December 31, 2004 upon conversion of $23,333 of previously outstanding debt securities; and
•	1,125,000 shares of our common stock issuable upon exercise of warrants previously issued to a number of our consultants/service providers.

Under this prospectus, the selling stockholders are offering a total of up to 24,341,666 shares of our common stock, and 23,000,000 additional shares of common stock issuable upon exercise of the warrants described above. On January 31, 2007, there were 49,788,317 shares of our common stock outstanding. Upon the exercise of the warrants described above, the number of shares offered by this prospectus represents 65% of our total common stock outstanding on January 31, 2007.

Total common stock outstanding prior to this offering	49,788,317

Total common stock offered for resale to the public in this offering	47,341,666

Common stock outstanding after this Offering	72,788,317

Percentage of common stock outstanding following this offering that shares being offered for resale represent	65%

All of the shares covered by this prospectus are being registered to permit the selling stockholders and any of their respective successors-in-interest to offer the respective shares for resale from time to time. The selling stockholders are not required to sell their shares, and any sales of common stock by the selling stockholders are entirely at their own discretion.

We will receive no proceeds from the resale of our common stock in this offering. We may, however, receive proceeds upon the exercise of some or all of the warrants. If the warrants are exercised in full, we would receive $8,668,050 in proceeds. However, because the exercise price of some or all of the warrants may at any given time be above the current market price of our common stock, (i) they may never be exercised and, therefore, we may never actually receive these proceeds, or (ii) if they are exercised, but not for some time, it would not be until then that we receive any such proceeds. Any proceeds received upon the exercise of warrants will be used for general working capital purposes consistent with our business strategy. See “Use of Proceeds”.

TRADING INFORMATION

Our stock trades on the OTC Bulletin Board under the symbol “FIND”. On January 30, 2007, the average of the bid and asked prices of our common stock was $0.036 per share.

RISK FACTORS

An investment in the common stock being offered for resale by the selling stockholders is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks manifest as actual problems for us, they would likely have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

GENERAL BUSINESS RISKS

Our liquidity and capital resources are very limited.

Our ability to fund working capital and anticipated capital expenditures will depend on our future performance, which is subject to general economic conditions, our customers, actions of our competitors and other factors that are beyond our control. Our ability to fund operating activities is also dependent upon (i) the extent and availability of bank and other credit facilities, (ii) our ability to access external sources of financing, and (iii) our ability to effectively manage our expenses in relation to revenues. Although we believe that our existing working capital, together with cash flow from operations, will be adequate to meet our minimum anticipated liquidity requirements over the next twelve months, given our initiative toward rapid revenue growth and due to our need to service certain long-term liabilities, it is likely to become necessary for us to raise additional capital to support growth and/or otherwise finance potential acquisitions. Furthermore, there can be no assurance that our operations or access to external sources of financing will continue to provide resources sufficient to satisfy our liabilities arising in the ordinary course of business, and while it may be possible to borrow funds as required, any such additional capital is likely to require that we sell and issue additional equity and/or convertible securities, including shares issuable upon exercise of currently outstanding warrants, any of which issuances would have a dilutive effect on holdings of existing shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”.

There is uncertainty as to our ability to continue as a going concern.

Our audited financial statements for the year ended December 31, 2005 and unaudited financial statements for the period ended September 30, 2006, including the footnotes thereto, call into question our ability to continue as a going concern. This conclusion was drawn from the fact that, as of the date thereof, we had negative current ratios and total liabilities in excess of total assets. Those factors, as well as ambiguities associated with our ability to secure additional financing for continued operations, if necessary, created, at the time, an uncertainty regarding our ability to continue as a going concern, and, furthermore, there can be no assurance that we have effectively mitigated against this risk, and that our financial statements, going forward, will not also call into question our ability to continue as a going concern. See Note 20 in the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 and Note 10 in the Notes to the Condensed Consolidated Financial Statements for the quarter ended September 30, 2006.

Our accumulated deficit makes it harder for us to borrow funds.

As of September 30, 2006, and as a result of historical losses in prior years, our accumulated deficit was $7,750,886. The fact that we maintain an accumulated deficit, as well as the extent of our accumulated deficit relative to recent earnings, negatively affects our ability to borrow funds because lenders generally view an accumulated deficit as a negative factor in evaluating creditworthiness. Any inability on our part to borrow funds if and when required, or any reduction in the favorability of the terms upon which we are able to borrow funds if and when required, including amount, applicable interest rate and collateralization, would likely have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”.

RISKS ASSOCIATED WITH OUR BUSINESS AND INDUSTRY

We face serious competition in our business segment.

The market for our products is rapidly evolving and intensely competitive as new consumer software products and platforms are regularly introduced. Competition in the consumer software industry is based primarily upon:

•	brand name recognition;
•	availability of financial resources;
•	the quality of titles;
•	reviews received for a title from independent reviewers who publish reviews in magazines, Websites, newspapers and other industry publications;
•	publisher’s access to retail shelf space;
•	the price of each title; and
•	the number of titles then available.

We face competition from other software publishers, all of which generally sell through the same combination of channels that we do, including chain store, secular, Christian Bookseller’s Association, direct and online sales. Specifically, we currently compete with Logos Research Systems, Inc., Biblesoft, Inc., Thomas Nelson, Inc., WordSearch Bible Publishers and The Zondervan Corporation, among others.

To remain competitive in our market segment we rely heavily upon our product quality, marketing and sales abilities, proprietary technology and product development capability. However, some of our competitors have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources than we do. Due to these greater resources, certain of our competitors have the ability to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors and pay more to third-party software developers than we can. Only a small percentage of titles introduced into the software market achieve any degree of sustained market acceptance. If our titles, including special editions, are not successful, our business, our financial condition, including liquidity and profitability, and our results of operations will be negatively impacted. Moreover, we believe that competition from new entrants will increase as the market for faith-based products and services continues to expand. See “Business - Competition”.

We depend on only two titles for the overwhelming majority of our revenue.

In fiscal year 2005, approximately 92% of our total revenue was derived from two software titles; QuickVerse®, comprising 66% of total revenue, and Membership Plus®, comprising 26% of total revenue. We expect that these two products will continue to produce a disproportionately large amount of our revenue for the foreseeable future. Due to this dependence on a limited number of titles, the failure of one or more titles or title versions to achieve anticipated results would likely have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations. See “Business - Our Products”.

We have experienced, and may continue to experience, reduced revenues and fluctuations in our quarterly operating results due to delays in the introduction and distribution of our products.

A significant portion of our revenue for any given quarter is generated by the sale of new titles and title versions introduced during that quarter or shipped in the immediately preceding quarter. Our inability to timely begin volume shipments of a new title or title version in accordance with our internal development schedule, as has repeatedly been the case in the past, will cause earnings fluctuations and will negatively impact our business, our financial condition, including liquidity and profitability, and our results of operations. Timely introduction of a new title or title version is largely contingent upon the timing of a variety of other factors. Included amongst these are development processes themselves, debugging, approval by third-party content licensors and duplication and packaging processes. Furthermore, the complexity of next-generation operating systems (such as Macintosh® OS X and Windows® Mobile) has resulted in longer development cycles, higher development expenditures and the need to more carefully monitor and plan development processes associated with these products.

We cannot be certain that we will be able to meet planned release dates for some or all of our new titles or title versions. In the past, we have experienced significant delays in our introduction of some new titles and title versions. For instance, delays in duplication, packaging and distribution caused our QuickVerse® 2005 to begin shipping in early-December 2004, long after the holiday season had been underway. As a result, we experienced fewer sales than we might otherwise have had the product been available before the holiday selling season began, which we believe had a material adverse effect on our results of operations for the 2004 fourth quarter. Furthermore, we experienced a delay in our annual release of Membership Plus® 2007, which had been scheduled to commence shipping in February 2006 but which, due to delays associated with the loss of one of our key developers, commenced shipping in October 2006. It is likely in the future that delays will continue to occur and that some new titles or title versions will not be released in accordance with our internal development schedule, having a negative impact on our business, our financial condition, including liquidity and profitability, and our results of operations in that period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Revenues”.

We have experienced, and may continue to experience, reduced revenues and fluctuations in our quarterly operating results due to the limited life cycle of our products.

The average life cycle of a new title ranges anywhere from a few years to indefinitely, and the average life cycle of a new title version ranges anywhere from twelve to upwards of eighteen months, making our revenue and operating results difficult to predict and susceptible to substantial fluctuations from quarter to quarter. While there can be no assurance, we expect, based on historical experience, that a majority of sales for a new title or title version will occur within the first thirty to one hundred twenty days following its release, and that net revenue associated with the initial introduction will generally account for a disproportionately large percentage of total net revenues over the life of the title or title version. For example, our QuickVerse® 2006 began shipping in September 2005, nine months following the release of QuickVerse® 2005 and three months following the release of QuickVerse® 2005 Platinum, resulting, we believe, in a product market overlap that ultimately led to fewer customer upgrades upon our initial release of QuickVerse® 2006. Furthermore, factors such as competition, market acceptance, seasonality and technological developmental and/or promotional expenses associated with a title or title version can shorten the life cycle of older titles and title versions and increase the importance of our ability to regularly release new titles and title versions. Consequently, if net revenue in a given period is below expectation, our business, our financial condition, including liquidity and profitability, and our results of operations for that period are likely to be negatively affected, as has repeatedly occurred in the past.

Product returns, price protections or price concessions that exceed our anticipated reserves could result in worse than expected operating results.

At the time we ship our products we establish reserves, including reserves that estimate the potential for future product returns and price concessions. In the past, particularly during title version transitions, we have had to increase price concessions to our wholesale retail customers. If consumer demand for a specific title or title version falls below expectations or significantly declines below previous rates of retail sell-through, then a price concession or credit may be requested by our wholesale retail customers to spur further retail channel sell-through. Coupled with more competitive pricing, if product returns, price protections or price concessions exceed our reserves the magnitude of quarterly fluctuations will increase and our operating and financial results will be negatively impacted. Furthermore, if we incorrectly assess the creditworthiness of any one of our wholesale customers who take delivery of our products on credit, we could be required to significantly increase reserves previously established.

Typically we experience the highest reserves at the end of the first quarter and fourth quarter and the lowest at the end of the third quarter. Historically, actual returns have been within management’s prior estimates, however, we cannot be certain that any future write-offs exceeding reserves will not occur or that amounts written off will not have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Revenues”.

Errors or defects in our software products may cause a loss of market acceptance and result in fewer sales and/or greater returns of our products.

Our products are complex and may contain undetected errors or defects when first introduced or as new versions are released. In the past, we have discovered software errors in some of our new products and enhancements following introduction into the market. Because our products are complex, we anticipate that software errors and defects will be present in new products or releases in the future. To date we have not discovered any material errors, however, future errors and defects could result in adverse product reviews and a loss of, or delay in, market acceptance of our products.

We may not have available funds to develop products that consumers want.

The Bible-study, inspirational content and organizational management software markets are subject to rapid technological developments. Although the life of most of our titles may be quite long, the life of any given version tends to be relatively short, in many cases less than three years. To develop products that consumers, church and other faith-based organizations desire, we must continually improve and enhance our existing products and technologies and develop new products and technologies that incorporate these technological developments. Our inability to do this would likely have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations.

We focus our development and publishing activities principally on new versions of our existing titles. We cannot, however, be certain that we will have the financial and technical resources available to continue to develop these new title versions particularly since we must undertake these initiatives while remaining competitive in terms of performance and price. This will require substantial investments in research and development, often times well in advance of the widespread release of a product into the market and any revenues these products may generate.

Our costs for product development for the fiscal year ended December 31, 2005 were higher than the fiscal year ended December 31, 2004 and our product development costs may continue to increase in the future as a result of the higher costs associated with releasing more software titles or new title versions across multiple user interface platforms, and the complexity of developing such titles and title versions for next-generation systems, among other reasons. We anticipate that our profitability will continue to be impacted by the levels of research and development expenditures relative to revenue and by fluctuations relating to the timing of development in anticipation of future user interface platforms.

The loss of any of our key executives could have a material adverse effect on our business.

Our success depends to a large degree upon the skills of our three key executives, Steven Malone, Kirk R. Rowland and William Terrill. We presently do not maintain key person life insurance on any of our three key executives. Although we have employment agreements with each of our three key executives, there can be no assurance that we will be able to retain these executives or attract and retain additional key executives. The loss of any one of our three key executives would likely have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations. See “Management - Directors and Executive Officers”.

The successful development of our products depends on our ability to attract, integrate, motivate and retain highly skilled personnel.

Our success depends to a large extent on our ability to attract, hire and retain skilled software developers, programmers and other highly skilled technical personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with programming, technical and product development skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business, our financial condition, including liquidity and profitability, and our results of operations could be negatively impacted.

Our intellectual property may not be adequately protected from unauthorized use by others, which could increase our litigation costs and adversely affect our sales.

Our copyrighted software content and the brand recognition associated with our related product trademarks are the most important assets that we possess in our ability to generate revenues and profits, and we rely very significantly on these intellectual property assets in being able to effectively compete in our market. There can be no assurance that these intellectual property assets will provide meaningful protection to us from unauthorized use by others, which could result in an increase in competing products and a reduction in our own sales. If we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in any case. This is particularly true given the fact that the copyrights that we own to the source code and other improvements made to our largest-selling products since 1999 have not been registered, which means that we may not rely upon the otherwise existing advantage of a rebuttable presumption of ownership in the event of, and in connection with, any such litigation. See “Business - Intellectual Property”.

Our exclusive rights to publish and sell our largest-selling titles are limited to non-secular channels.

Approximately 99% of our revenues in 2005, including those generated from sales of QuickVerse® and Membership Plus®, by far our two largest selling software titles, were derived from the publishing and sales of software titles to which we have only the exclusive license to publish and sell into non-secular channels. Although, as of the date hereof, we do not believe that any third parties have been granted rights in addition to our own to publish or sell these titles into secular channels, and we believe that, even if this has occurred or should occur in the future, the barriers to entry created by the extensive developments that we have made and now own to these otherwise licensed titles would make it practically infeasible for any third party to effectively compete with us in relation to these products in any market, there can be no assurance that one or more competitors will not emerge at some point or that they will not adversely impact on our sales and revenues. See “Business - Intellectual Property”.

If our products infringe any proprietary rights of others, a lawsuit may be brought against us that could require us to pay large legal expenses and judgments and redesign or discontinue selling one or more of our products.

We are not aware of any circumstances under which our products infringe upon any valid existing proprietary rights of third parties. Any infringement claims, however, whether or not meritorious, could result in costly litigation or require us to enter into royalty or licensing agreements. If we are found to have infringed the proprietary rights of others, we could be required to pay damages, redesign the products or discontinue their sale. Any of these outcomes, individually or collectively, could have a material adverse effect on our business, our financial condition, including liquidity and profitability, or our results of operations.

New Internet access devices may change the way information is displayed requiring us to change our products.

Recent increases in the use of Internet devices to access inspirational content and the continued development of Internet devices as a medium for the delivery of network-based information, content and services may require us to change our products. Our success depends on our ability to understand the method upon which our search engines operate and our ability to service new and emerging devices to access the Internet, such as browser phones, personal digital assistants, and other wireless devices. To the extent these new Internet access devices change the way that information is displayed to the end-user or causes a change in the medium that is searched, we may be required to revise the methodology of our products. We cannot predict the impact that new devices will have on our services across the entire spectrum of developing technologies, and any required product adaptations may result in loss of revenue and goodwill, increased expenses, and reduced operating margins.

Revenue varies due to the seasonal nature of consumer software purchases.

Our business is highly seasonal. More than 50% of our annual sales are expected to occur in the five months of September through January; the five months of April through August are generally our weakest, typically generating less than 30% of our annual sales. The seasonal pattern is due primarily to the increased consumer demand for software during the year-end holiday selling season and the reduced demand for software during the summer months. Our earnings vary significantly and are materially affected by releases of popular titles and title versions and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. We expect that operating results will continue to fluctuate seasonally in the future.

RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK

We may incur derivative liabilities in an as yet unknown amount in connection with our prior issuance of common stock warrants.

In November 2004, in connection with a certain Stock Purchase Agreement, we issued two warrants to purchase an aggregate of 21,875,000 shares of our common stock to Barron Partners, LP. Subject to standard adjustment provisions, each warrant provides for settlement in registered shares of our common stock and each, for the duration of any period in which there is not an effective registration statement covering the shares underlying the warrants, may be settled in a cashless, net-share settlement. In accordance with applicable accounting mandates, until each of the warrants issued to Barron Partners are either fully exercised or expire the derivative liability associated with these warrants must continuously be adjusted to fair value at each balance sheet date and accordingly reassessed at each such time to determine whether the warrants should be classified (or reclassified, as appropriate) as a liability or as equity. The fair value of each warrant was initially assessed at $2,187,500 using the Black-Scholes valuation method, with such fair value directly relating and fluctuating in response to the share price of our common stock. At December 31, 2005, the fair value of the derivative liability was approximately $2,062,000, and a fair value adjustment of approximately $34,000 was included in other expenses for our fiscal year then ended. At September 30, 2006, the fair value of the derivative liability was approximately $953,000 and a fair value adjustment of approximately $1,110,000 was included in other income for our fiscal quarter then ended. In the event that the fair value of the derivative liability exceeds the amount of any cashless, net-share settlement under the warrants, we may find it necessary to compensate the holder through cash payments, which would have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations, including a corresponding reduction in our net income and the likelihood of a net loss for the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Derivatives”.

Up to 47,341,666 shares of our common stock are eligible for public sale as a result of this registration which is likely to depress our stock price.

When this registration statement was originally declared effective by the SEC on February 1, 2006, 24,341,666 shares of our common stock became eligible for immediate resale on the public market and an additional 23,000,000 shares of our common stock underlying warrants, upon their exercise, became eligible for immediate resale on the public market. As a percentage of our total outstanding common stock as of the date of the prospectus, this represents 64.8%. If a significant number of shares are offered for sale simultaneously, which is likely to occur, it would have a depressive effect on the trading price of our common stock on the public market. Any such depressive effect may encourage short positions and short sales, which could place further downward pressure on the price of our common stock. Moreover, all of the shares sold in the offering are freely transferable without restriction or further registration under the Securities Act (except for any shares purchased by our “affiliates”, as defined in Rule 144 of the Securities Act), which could place even further downward pressure on the price of our common stock. Furthermore, should a simultaneous sell-off occur, and due to the thinly-traded market for our common stock, stockholders may have difficulty selling shares of our common stock, at or above the price paid, at a fair market value or even at all. See “Selling Stockholders” and “Plan of Distribution”.

Unless an active trading market develops for our common stock, you may not be able to sell your shares.

We are a reporting company and our common stock is listed on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.), however, there is no active trading market for our common stock. There can be no assurance that an active trading market will ever develop for our common stock or, if it does develop, that it will be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your shares or any attempted sale of such shares may have the effect of lowering the market price, and therefore your investment could be a complete or partial loss.

Unless and until we garner analyst research coverage, we are unlikely to create long-term market value in our common stock.

Although we are a reporting company and our common shares are listed on the OTC Bulletin Board, we are unaware of any investment banking firms, large or small, that currently provide analyst research coverage on our company and, given our relatively small size within the public securities markets, it is unlikely that any investment banks will begin doing so in the near future.  Without continuing research coverage by reputable investment banks or similar firms, it is considerably more difficult, and unlikely, to attract the interest of most institutional investors, which are generally considered to be very important in achieving a desirable balance in shareholder composition and long-term market value in a stock.  While we intend to continue to aggressively pursue investor relations initiatives designed to create visibility for our company and common stock, and hope to garner analyst coverage in the future, there can be no assurance that we will succeed in this regard and any inability on our part to develop such coverage is likely to materially impede the realization of long-term market value in our common stock.

Since our common stock is thinly traded, it is more susceptible to extreme rises or declines in price, and you may not be able to sell your shares at or above the price you paid.

You may have difficulty reselling shares of our common stock, either at or above the price you paid, or even at a fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded, it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company, and, depending on when you determine to sell, you may not be able to obtain a price at or above the price you paid.

Trading in our common stock on the OTC Bulletin Board may be limited thereby making it more difficult for you to resell any shares you may own.

Our common stock trades on the OTC Bulletin Board (owned and operated by the Nasdaq Stock Market, Inc.). The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a national exchange or on the Nasdaq National Market, you may have difficulty reselling any of the shares of our common stock that you purchase from the selling stockholders.

Our common stock is subject to the “penny stock” regulations, which is likely to make it more difficult to sell.

Our common stock is considered a “penny stock,” which generally is a stock trading under $5.00 and not registered on national securities exchanges or quoted on the Nasdaq National Market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. This regulation generally has the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares. Prior to a transaction in a penny stock, a broker-dealer is required to:

•	deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;
•	provide the customer with current bid and offer quotations for the penny stock;
•	explain the compensation of the broker-dealer and its salesperson in the transaction;
•	provide monthly account statements showing the market value of each penny stock held in the customer’s account; and
•	make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our common stock is subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares. See “Market Information”.

Our stock price could be volatile, and your investment could suffer a decline in value.

The trading price of our common stock is likely to be highly volatile and could be subject to extreme fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the trading volume of our shares;
•	the number of securities analysts, market-makers and brokers following our common stock;
•	changes in, or failure to achieve, financial estimates by securities analysts;
•	new products introduced or announced by us or our competitors;
•	announcements of technological innovations by us or our competitors;
•	our ability to produce and distribute retail packaged versions of our software in advance of peak retail selling seasons;
•	actual or anticipated variations in quarterly operating results;
•	conditions or trends in the consumer software and/or Christian products industries;
•	announcements by us of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;
•	additions or departures of key personnel;
•	sales of our common stock; and
•	stock market price and volume fluctuations of publicly-traded, particularly microcap, companies generally.

The volatility of our common stock is illustrated by reference to the fact that, during fiscal year 2006, our trading price fluctuated from a low of $0.03 to a high of $0.15 per share. See “Market Information”.

The stock market has recently experienced significant price and volume fluctuations. Volatility in the market price for particular companies has often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In addition, securities class action litigation has often been initiated following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources from our business. Moreover, and as noted above, our shares are currently traded on the OTC Bulletin Board and, further, are subject to the penny stock regulation. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders. See “Market Information”.

Future sales of our common stock by our officers or directors may depress our stock price.

Our officers and directors are not contractually obligated to refrain from selling any of their shares; therefore, our officers and directors may sell any shares owned by them which are registered under the Securities Act, or which otherwise may be sold without registration to the extent permitted by Rule 144 or other exemptions. Because of the perception by the investing public that a sale by such insiders may be reflective of their own lack of confidence in our prospects, the market price of our common stock could decline as a result of a sell-off following sales of substantial amounts of common stock by our officers and directors into the public market, or even the mere perception that these sales could occur.

Future issuances of our common or preferred stock may depress our stock price and dilute your interest.

We may want to issue additional shares of our common stock in future financings and may grant stock options to our employees, officers, directors and consultants under our stock incentive plan. Any such issuances could have the effect of depressing the market price of our common stock and, in any case, would dilute the interests of our common stockholders. In addition, we could issue serial preferred stock having rights, preferences and privileges senior to those of our common stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up in excess of, or prior to, the rights of the holders of our common stock. This could depress the value of our common stock and could reduce or eliminate the amounts that would otherwise have been available to pay dividends on our common stock (which are unlikely in any case) or to make distributions on liquidation.

If you require dividend income, you should not rely on an investment in our common stock.

Because we have very limited cash resources and a substantial accumulated deficit relative to recent earnings, we have not declared or paid any dividends on our common stock since our inception and we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Rather, we intend to retain earnings, if any, for the continued operation and expansion of our business. It is unlikely, therefore, that holders of our common stock will have an opportunity to profit from anything other than potential appreciation in the value of our common stock held by them. If you require dividend income, you should not rely on an investment in our common stock.

The lack of a majority of independent directors on our board of directors may affect our ability to be listed on a national securities exchange.

We are not currently subject to the listing requirements of any national securities exchange. The listing standards of the national securities exchanges require that a company’s board of directors consist of a majority of directors who are independent as defined by the Sarbanes-Oxley Act of 2002 and as defined by applicable listing standards, and that the audit committee of the board of directors must consist of at least two members, both of whom are independent.  Similarly, the compensation and nominating committees of company boards of directors must also consist of independent directors.  Currently, we have, only a single director who meets the definition of an “independent” director as defined by the Sarbanes-Oxley Act of 2002 and the listing standards of the national securities exchanges. Despite our efforts to do so, we have not yet identified qualified and willing individuals to serve as additional independent directors. Two of our three directors are currently serving as our executive officers and thereby do not qualify as independent. There is no guarantee that we will be able to appoint an additional director who will satisfy these independence requirements.  For so long as we remain unable to appoint an additional independent director to our board, we will be unqualified to list any of our capital stock on a national securities exchange.

There may exist a potential conflict of interest between us and each of our former and current counsel.

In the past we have issued, and we may continue in the future to issue, warrants to purchase our common stock as equity compensation for legal and other services rendered in connection with the preparation of our securities filings. Specifically, we have issued certain warrants to Michael M. Membrado, our corporate and securities counsel, all of which currently remain outstanding and unexercised. Due to these issuances, there exists the potential for a conflict of interest between us and each of our current and former counsel insofar as the recipients may have been or may be motivated by personal interests that are not necessarily aligned with our own.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement, as well as our other reports filed with the SEC and our press releases and other communications, contain forward-looking statements. Forward-looking statements include all statements regarding our expected financial position, results of operations, cash flows, dividends, financing plans, strategy, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management, and markets for stock. These forward-looking statements are based largely on our expectations and, like any other business, are subject to a number of risks and uncertainties, many of which are beyond our control. The risks include those stated in the “Risk Factors” section of this registration statement and economic, competitive and other factors affecting our operations, markets, products and services, expansion strategies and other factors discussed elsewhere in this registration statement and the other documents we have filed with the SEC. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement will in fact prove accurate, and our actual results may differ materially from the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our common stock pursuant to this offering. We may, however, receive proceeds upon the exercise of the warrants, the underlying common shares of which are being registered hereunder. If all of the warrants are exercised we estimate that we would realize net proceeds of approximately $8,018,578. Net proceeds are determined after deducting all of the expenses associated with this offering (estimated to be approximately $649,472). However, because the exercise price of some or all of the warrants may at any given time be above the current market price of our common stock, (i) they may never be exercised and, therefore, we may never actually receive these proceeds, or (ii) if they are exercised, but not for some time, it would not be until then that we receive any such proceeds.

If all of the warrants are exercised, we would realize $8,018,578 in net proceeds, and although there can be no assurance, we intend to use the net proceeds from this offering as follows:

Product Development	$2,000,000
Marketing and Promotion	500,000
Other Working Capital Needs	5,018,578
New Content License Acquisitions	500,000
Total Net Proceeds	$8,018,578

The amounts that we actually expend on each of the items listed above will vary significantly depending on a number of factors, including our future results of operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the use of any proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing investment-grade obligations or accounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

NINE MONTHS ENDED SEPTEMBER 30, 2006, COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2005

This information should be read in conjunction with our consolidated financial statements for the period ended September 30, 2006 and the notes to those consolidated financial statements.

Management Overview

During the third quarter of 2006 we released an upgrade to our flagship product, QuickVerse®, which was one month earlier than our corresponding upgrade release of QuickVerse® in 2005. In addition, this marked the second year in a row that we released an upgrade to the QuickVerse® (Windows) product line that would reach the retail stores prior to the holiday season beginning. QuickVerse® 2007 is currently available in six editions, QuickVerse® 2007 Bible Suite, QuickVerse® 2007 Essentials, QuickVerse® 2007 Standard, QuickVerse® 2007 Expanded, QuickVerse® 2007 Deluxe and QuickVerse® 2007 Platinum. These QuickVerse® 2007 editions range in retail price from $39.95 to $799.95. The QuickVerse® 2007 new features include web dictionary support, integrated PDF files, integrated RSS subscriptions and integrated web pages. We believe that the unique features of the new QuickVerse® 2007 editions will provide us with an opportunity to broaden our customer base as our products appeal not only to those just beginning their journey into Bible study but also to the scholars who are searching for an in-depth knowledge of the Bible.

During the second quarter of 2006 we released QuickVerse® 2006 Macintosh® Gold Edition, with a suggested retail price of $349.95, which offers more content to Mac users than ever before. This edition offers 19 Bibles and 144 reference titles, a retail value of over $4,000 if sold separately. We also released the Holman Christian Standard Bible®, with a suggested retail price of $29.95, which is sponsored by Broadman & Holman Publishers. This Bible translation provides English-speaking people across the world with an accurate, readable Bible in contemporary English and equips serious Bible students with an accurate translation for personal study, private devotions and memorization.

Finally, during the first quarter of 2006, we released QuickVerse® 2006 Parable Edition, with a suggested retail price of $49.95, and QuickVerse® 2006 Bible Suite, with a suggested retail price of $29.95. QuickVerse® 2006 Bible Suite appeals to those customers seeking their first Bible study software. QuickVerse® 2006 Parable Edition is sold exclusively at Parable® retail outlets and through Parable®’s website, at www.parable.com, and unlike other QuickVerse® editions, QuickVerse® 2006 Parable contains exclusive Parable® content such as Books That Change Lives and Standing Firm Devotional.

Comparatively, during the third quarter of 2005, we released QuickVerse® 2006 three months earlier than our upgrade release of QuickVerse® in 2004. During the second quarter of 2005, and for the first time in our operating history, we introduced QuickVerse® to the Macintosh Operating System in two editions, QuickVerse® Macintosh Black Box (includes 12 Bibles and 56 reference titles), with a suggested retail price of $99.95 and QuickVerse® Macintosh White Box (includes 9 Bibles and 40 reference titles), with a suggested retail price of $49.95. We also released an updated version of Bible Illustrator® 3.0 entitled Sermon Builder® 4.0, with a suggested retail price of $69.95. Lastly, during the first quarter of 2005, we released an upgrade to our top-selling financial and data management software, Membership Plus®, with a suggested retail price of between $149.95 and $349.95, and introduced QuickVerse® 2005 Essentials, with a suggested retail price of $49.95, and QuickVerse® 2005 Platinum, with a suggested retail price of $799.95.

Although we did not release an upgrade version of Membership Plus® during the first three quarters of 2006, we did release one in our fourth quarter of 2006. Furthermore, we anticipate the releases of enhanced versions of QuickVerse® Mobile and QuickVerse® Macintosh during our fourth quarter of 2006, as well as the introduction of a few new titles that will offer additional content to our QuickVerse® users.

Despite our decreased gross revenues during the nine months ended September 30, 2006, and although there can be no assurance, we anticipate that revenues will increase in real terms throughout the remainder of our 2006 fiscal year based upon our development schedule for the remainder of the fiscal year and the broadened content made available for our QuickVerse® products.

Results Of Operations for Quarters Ended September 30, 2006 and September 30, 2005

Statement of Operations for Nine Months Ended September 30	2006	2005	Change	%
Net revenues	$2,586,197	$3,978,019	$(1,391,822)	35%
Cost of sales	1,361,157	1,410,191	(49,034)	3%
Gross profit	$1,225,040	$2,567,828	$(1,342,788)	52%
Total operating expenses	(2,315,591)	(3,183,446)	867,855	27%
Loss from operations	$(1,090,551)	$(615,618)	$(474,933)	77%
Registration rights penalties	(49,314)	(277,792)	228,478	82%
Gain (loss) on fair value adjustment of derivatives	1,109,548	(874,992)	1,984,540	227%
Other expenses, net	(57,929)	(12,009)	(45,920)	382%
Loss before income taxes	$(88,246)	$(1,780,411)	$1,692,165	95%
Income tax benefit	89,457	187,182	(97,725)	52%
Net income (loss)	$1,211	$(1,593,229)	$1,594,440	100%

Our software products are highly seasonal. More than 50% of our annual sales are expected to occur in the five months of September through January; the five months of April through August are generally our weakest, historically generating only approximately 29% of our annual sales.

Our gross profit decreased approximately $1,343,000 from a gross profit of approximately $2,568,000 for the nine months ended September 30, 2005 to a gross profit of approximately $1,225,000 for the nine months ended September 30, 2006. Further, we incurred a loss from operations of approximately $1,091,000 for the nine months ended September 30, 2006, representing an increase of approximately $475,000 in our loss from operations of approximately $616,000 for the nine months ended September 30, 2005. These negative results of operations are primarily attributable to the following:

For the nine months ended September 30, 2006:

▪
our gross revenues decreased approximately $1,951,000 to approximately $ 2,794,000 for the nine months ended September 30, 2006 from approximately $4,745,000 for the nine months ended September 30, 2005. This decrease is primarily attributable to the following:

	▪	an overall net decrease in unit sales of our QuickVerse® product line due to a reduction in the perceived value on the part of customers of certain upgrades based on the relative frequency thereof;

	▪	the lack of product releases during the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005, including our annual release of Membership Plus®; and

	▪	the decreased suggested retail price in those products that were released during the nine months ended September 30, 2006 compared to those released during the nine months ended September 30, 2005;

▪
our cost of sales remained relatively high, only decreasing approximately $49,000 from approximately $1,410,000 for the nine months ended September 30, 2005 to approximately $1,361,000 for the nine months ended September 30, 2006 due to the increased amortization of software development costs;

▪	we incurred liquidated damage penalties of approximately $49,000 in connection with our failure to meet certain contractual registration obligations; and

▪	our interest expense increased approximately $45,000 for the nine months ended September 30, 2006 due to a loan agreement that was entered into in order to fund our working capital deficit.

Our net income increased approximately $1,594,000 from a net loss of approximately $1,593,000 for the nine months ended September 30, 2005 to a net income of approximately $1,000 for the nine months ended September 30, 2006. This increase is mainly attributed to the valuation gain of approximately $1,110,000 we recognized from the fair value adjustment of our derivative liabilities during the nine months ended September 30, 2006. We do anticipate, however, this valuation gain to be temporary. If our stock price rebounds during the fourth quarter of 2006 to a level consistent with our stock price at December 2005, the fair value of the derivative liabilities will increase and therefore, the valuation gain recognized during the nine months ended September 30, 2006 will reverse and we will again reflect a year-to-date valuation loss (see Derivatives).

Offsetting to some degree the negative results of operations detailed above were three positive developments during the nine months ended September 30, 2006. First, our registration statement on Form SB-2, originally filed on November 22, 2004, was declared effective by the SEC on February 1, 2006, and therefore, the liquidated damage penalties stopped accruing. Second, we released our annual upgrade of our QuickVerse® (Windows) product line which will reach the retail stores prior to the holiday season beginning. Third, we were able to remain operating cash positive despite our decrease in gross revenues for the nine months ended September 30, 2006.

Revenues

We derive revenues from the sale of packaged software products, product support and multiple element arrangements that may include any combination of these items. Revenue is recognized when persuasive evidence of an arrangement exists (generally a purchase order), we have delivered the product, the fee is fixed or determinable and collectibility is probable. For our packaged software products, we typically recognize revenue from the sale when we ship the product. We sell some of our products on consignment to a limited number of resellers. We recognize revenue for these consignment transactions only when the end-user sale has occurred. Service revenue resulting from technical support plans is recognized over the life of the plan which is generally one year. Revenue associated with advance payments from our customers is deferred until we ship the product or offer the support service. Revenue for software distributed electronically via the Internet is recognized when the customer has been provided with the access codes that allow the customer to take immediate possession of the software on its hardware and evidence of the arrangement exists For revenue arrangements involving multiple products or product and service packages, we allocate and defer revenue for the undelivered products or product and service packages based on their vendor-specific objective evidence of fair value, which is generally the price charged when that product or product and service package is sold separately.

We reduce product revenue for estimated returns and price protections that are based on historical experience and other factors such as the volume and price mix of products in the retail channel, trends in retailer inventory and economic trends that might impact customer demand for our products. Estimated returns are also based upon a percentage of total retail and direct sales. Direct sales accounted for approximately 61% of our 2005 fiscal year revenue. We account for cash considerations (such as sales incentives - rebates and coupons) that we give our customers as a reduction of revenue rather than as an operating expense. Product revenue is also reduced for the estimated redemption of end-user rebates on certain current product sales. We did not have any rebate programs during the nine months ended September 30, 2005 and 2006, respectively.

Trends that our returns typically follow include (i) the seasonality of sales, and (ii) the fact that, generally, relatively higher return rates occur during periods of new title or title version releases. Historically, actual returns have been within management’s prior estimates, however, we cannot be certain that any future write-offs exceeding reserves will not occur or that amounts written off will not have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations. Management continually monitors and adjusts these allowances to take into account actual developments and sales results in the marketplace. In the past, particularly during title and title version transitions, we have had to increase price concessions to our retail customers.

Product returns from distributors and Christian bookstores are allowed primarily in exchange for new products or for credit towards purchases as part of a stock-balancing program. These returns are subject to certain limitations that may exist in the contract. Under certain circumstances, such as termination or when a product is defective, distributors and bookstores could receive a cash refund if returns exceed amounts owed. Returns from sales made directly to the consumer are accepted within 45 days of purchase and are issued a cash refund. Product returns, price protections or price concessions that exceed our reserves could materially adversely affect our business and operating results and could increase the magnitude of quarterly fluctuations in our operating and financial results. Although we released QuickVerse® 2007 in late August 2006 to the Christian Booksellers Association retail channel, we did not implement a price protection program within the three months ended September 30, 2006 on our QuickVerse® 2006 titles. Furthermore, we do no anticipate implementing a price protection program in the near future.

Software products are sold separately, without an obligation of future performance such as upgrades, enhancements or additional software products, and are sold with post contract customer support services such as customer service and technical support assistance. In connection with the sale of certain products, we provide a limited amount of free technical support assistance to our customers. We do not defer the recognition of any revenue associated with sales of these products, since the cost of providing this free technical support is insignificant. The technical support is provided within one year after the associated revenue is recognized and free product enhancements (bug fixes) are minimal and infrequent. We accrue the estimated cost of providing this free support upon product shipment and include it in cost of sales.

Shipping and handling costs in connection with our software products are expensed as incurred and included in cost of sales.

Revenues for Three Months Ended September 30	2006	% to Sales	2005	% to Sales	Change	%
Gross revenues	$910,896	100%	$1,233,389	100%	$(322,493)	26%
Add rebate adjustment	---	0%	4,910	0%	(4,910)	100%
Less reserve for sales returns and allowances	(84,769)	-9%	(214,690)	-17%	129,921	61%
Net revenues	$826,127	91%	$1,023,609	83%	$(197,482)	19%

Revenues for Nine Months Ended September 30	2006	% to Sales	2005	% to Sales	Change	%
Gross revenues	$2,793,594	100%	$4,744,759	100%	$(1,951,165)	41%
Add rebate adjustment	---	0%	14,730	0%	(14,730)	100%
Less reserve for sales returns and allowances	(207,397)	-7%	(781,470)	-16%	574,073	73%
Net revenues	$2,586,197	93%	$3,978,019	84%	$(1,391,822)	214%

Gross revenues decreased approximately $322,000 from approximately $1,233,000 for the three months ended September 30, 2005 to approximately $911,000 for the three months ended September 30, 2006 and decreased approximately $1,951,000 from approximately $4,745,000 for the nine months ended September 30, 2005 to approximately $2,794,000 for the nine months ended September 30, 2006. We believe that this decrease was primarily attributable to the lack of product releases during the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005, and most notably the prolonged delay in our annual release of Membership Plus®. During 2005 and 2006, the following products were released during our first, second and third quarters, respectively:

First Quarter 2005

▪
an enhanced version of our top financial and data management product, Membership Plus®, including Membership Plus® Standard Edition, with a suggested retail price of $149.95, and Membership Plus® Deluxe Edition, with a suggested retail price of $349.95;

▪	an enhanced version of QuickVerse® 2005 Essentials, with a suggested retail price of $49.95; and
▪	QuickVerse® 2005 Platinum Edition, with a suggested retail price of $799.95.

Second Quarter 2005

▪
QuickVerse® 2006 Macintosh, including QuickVerse® 2006 Macintosh Black Box Edition, with a suggested retail price of $99.95, and QuickVerse® 2006 Macintosh White Box Edition, with a suggested retail price of $49.95; and

▪	an enhanced version of Bible Illustrator® 3.0 entitled Sermon Builder® 4.0, with a suggested retail price of $69.95.

Third Quarter 2005

▪
an enhanced version of our flagship product, QuickVerse®, including QuickVerse® 2006 Essentials with a suggested retail price of $49.95, QuickVerse® 2006 Standard with a suggested retail price of $99.95, QuickVerse® 2006 Expanded with a suggested retail price of $199.95, QuickVerse® 2006 Deluxe with a suggested retail price of $299.95 and QuickVerse® 2006 Platinum with a suggested retail price of $799.95.

First Quarter 2006

▪	QuickVerse® 2006 Parable Edition, with a suggested retail price of $49.95; and
▪	QuickVerse® 2006 Bible Suite, with a suggested retail price of $29.95.

Second Quarter 2006

▪	QuickVerse® 2006 Macintosh Gold Box Edition, with a suggested retail price of $349.95; and
▪	Holman Christian Standard Bible®, with a suggested retail price of $29.95.

Third Quarter 2006

▪
an enhanced version of our flagship product, QuickVerse®, including QuickVerse® 2007 Bible Suite with a suggested retail price of $39.95, QuickVerse® 2007 Essentials with a suggested retail price of $59.95, QuickVerse® 2007 Standard with a suggested retail price of $129.95, QuickVerse® 2007 Expanded with a suggested retail price of $249.95, QuickVerse® 2007 Deluxe with a suggested retail price of $349.95 and QuickVerse® 2007 Platinum with a suggested retail price of $799.95.

Of note, and generally, the retail price points for our products released during the nine months ended September 30, 2006 were significantly less than those released during the nine months ended September 30, 2005. Furthermore, due to the unexpected loss of our primary developer for Membership Plus® in May 2005, we have experienced a delay in our annual release of Membership Plus®, which had historically been released in the month of February. Membership Plus® 2007 was released in October 2006, following the close of our third quarter. Finally, we believe we experienced a decrease in gross revenues due to the annual early releases of our flagship product, QuickVerse®, which in turn has resulted in an overall net decrease in unit sales. QuickVerse® 2007 Windows was released in August 2006, eleven months following our 2005 QuickVerse® upgrade release and QuickVerse® 2006 Windows was released in September 2005, nine months following our 2004 QuickVerse® upgrade release. In the past, we have experienced greater sales within the first and second quarter of the fiscal year due to the then recent upgrade releases of our two main product lines, QuickVerse® and Membership Plus®.

During each of the quarters ended September 30, 2005 and 2006, our sales efforts were focused on directly targeting end-users through telemarketing and Internet sales. Due to the consistency in our development schedule and the annual releases of our flagship product, QuickVerse®, upgrade sales are not increasing at a rapid rate. However, we anticipate that revenues will increase going forward as we continue to expand the content available for our QuickVerse® products, develop new products for multiple platforms, and offer our products at a range of price points intended to appeal to various market sub-segments.

Sales returns and allowances decreased approximately $130,000 from approximately $215,000 for the three months ended September 30, 2005 to approximately $85,000 for the three months ended September 30, 2006, and decreased approximately $574,000 from approximately $781,000 for the nine months ended September 30, 2005 to approximately $207,000 for the nine months ended September 30 2006. Sales returns and allowances also decreased as a percentage of gross sales from approximately 17% for the nine months ended September 30, 2005 to approximately 7% for the nine months ended September 30, 2006. While this decrease reflects lower actual returns during the nine months ended September 30, 2006, it is mainly attributable to our relative lack of product releases during this period. Typically after a new product release, sales returns and allowances trend upward as distributors and retail stores return old product in exchange for the new product release. With QuickVerse® 2006 Windows shipping in September 2005 as compared to QuickVerse® 2005 Windows in December 2004, just nine months earlier, we experienced a greater increase in sales returns and allowances during the fourth quarter of 2005. Furthermore, sales returns and allowance for the nine months ended September 30, 2005 reflect the release of Membership Plus® 2005 compared to no release of the Membership Plus® product line for the nine months ended September 30, 2006. In addition, due to the extended time-line between the releases of the Membership Plus® product line, we have experienced fewer returns from retail stores as there is no new product with which to exchange the old product. During the nine months ended September 30, 2005 the following items contributed to the sales returns and allowances:

▪
price protections afforded to consumers and retailers who had purchased prior versions of Membership Plus® and QuickVerse® within one year or less of our release of upgraded versions of each of Membership Plus®, in February 2005, and QuickVerse®, in September 2005. Historically, our product upgrades have extended over two to three years and therefore, price protections were not issued;

▪	increased prices associated with products introduced; and
▪	higher actual returns on the Membership Plus® 2005 product line due to some then unresolved maintenance issues and the loss of our primary developer of Membership Plus®.

Overall, we expect to release enhanced versions of our biggest-selling products on an annual basis generally going forward, and anticipate sales returns and allowances as a percentage of gross revenues to decrease over time as a result of increased stability in the functionality of our products, decreasing reliance on retail sales and increasing reliance on direct sales, which have historically resulted in fewer returns, and improved planning in the timing of new product version releases.

Cost of Sales

Cost of Sales for Nine Months Ended September 30	2006	% to Sales	2005	% to Sales	Change	%
Direct costs	$372,033	13%	$485,674	10%	$(113,641)	23%
Less reserve for sales returns and allowances	(30,810)	-1%	(116,940)	-2%	86,130	74%
Amortization of software development costs	600,959	22%	524,989	11%	75,970	14%
Royalties	256,737	9%	300,000	6%	(43,263)	14%
Freight-out	76,218	3%	111,188	2%	(34,970)	31%
Fulfillment	86,020	3%	105,280	2%	(19,260)	18%
Cost of sales	$1,361,157	49%	$1,410,191	30%	$(49,034)	3%

Cost of sales consists primarily of royalties paid to third party providers of intellectual property and the direct costs and manufacturing overhead required to reproduce, package, fulfill and ship our software products. Direct costs and manufacturing overhead also include amortized software development costs and non-capitalized technical support wages. The direct costs and manufacturing overhead decreased approximately $6,000 from approximately $1,110,000 for the nine months ended September 30, 2005 to approximately $1,104,000 for the nine months ended September 30, 2006 and increased as a percentage of gross revenues approximately 16% for the nine months ended September 30, 2006. The overall percentage increase resulted directly from amortization of software development costs. The amortization recognized during the nine months ended September 30, 2006 resulted from several new software releases in 2005 and 2006 including Membership Plus® 2005, QuickVerse® 2006 Macintosh, Sermon Builder® 4.0, QuickVerse® 2006 Windows, QuickVerse® 2006 Mobile, QuickVerse® 2006 Bible Suite, QuickVerse® 2006 Macintosh Gold Edition, Holman Christian Standard Bible® and QuickVerse 2007® Windows. The shorter timeframes between our product upgrades along with the increased amount of product releases during the fiscal year 2005 led to the increased amount of amortization recognized. During the nine months ended September 30, 2005 we continued to amortize the December 2004 release of QuickVerse® 2005 Windows, the February 2005 release of Membership Plus® 2005, the June 2005 releases of QuickVerse® Macintosh and Sermon Builder® 4.0, the late September 2005 release of QuickVerse® 2006 and the remainder of QuickVerse® 8.0 and Membership Plus® 8.0. The direct costs and manufacturing overhead percentage are expected to continue at these levels as more development projects are implemented in a shortened timeframe.

Fulfillment costs from a third-party warehouse and included in the manufacturing overhead costs noted above decreased approximately $19,000 from approximately $105,000 for the nine months ended September 30, 2005 to approximately $86,000 for the nine months ended September 30, 2006. This decrease is a direct result of decreased sales volume. Furthermore, our fulfillment center continues to improve its efficiency which has led to the lower rate in fulfillment costs.

Similar to the fulfillment costs, freight costs, included in the manufacturing overhead costs noted above, decreased approximately $35,000 from approximately $111,000 for the nine months ended September 30, 2005 to approximately $76,000 for the nine months ended September 30, 2006. This decrease, too, is related to the decrease in sales volume.

Royalties paid to third party providers of intellectual property decreased approximately $43,000 from approximately $300,000 for the nine months ended September 30, 2005 to approximately $257,000 for the nine months ended September 30, 2006 and increased approximately 3% as a percentage of gross revenues for the nine months ended September 30, 2006. The overall percentage increase in royalties paid for the nine months ended September 30, 2006 reflects the following:

▪	sales of QuickVerse® 2005 editions to a liquidator in the first and third quarters of 2006 and no sales to a liquidator in the first and third quarters of 2005;
▪	our increased sales focus on the QuickVerse® product line which have associated royalty fees;
▪
an increase in retail sales for the QuickVerse® 2007 product line during the month of September 2006 compared to only upgrade sales for the QuickVerse® 2006 product line during the same time frame in 2005; and

▪
our decreased sales focus on the Membership Plus® product line, which has no associated royalty fees. We have experienced a delay in our annual upgrade release of Membership Plus® 2007 and, during the first quarter of 2005, we released an upgrade to Membership Plus® in February 2005.

The royalty rate as a percentage of gross sales is expected to increase in the future as sales to new users are expected to increase, more development projects are implemented for new and/or enhanced products, and as we continue to expand the content available for our QuickVerse® line of products. Upgrade sales will remain only subject to royalties on their content additions.

We expect all cost of sales will increase in the future as we also anticipate revenues will increase going forward based upon our development schedule and the broadened content made available for our QuickVerse® products.

Software development costs are expensed as incurred as research and development until technological feasibility and marketability have been established, at which time development costs are capitalized until the software title is available for general release to customers. Software development is segregated by title and technology platform. Once a product has been successfully released, subsequent revisions and upgrades are deemed to constitute development, and, accordingly, the costs of the revision and upgrade are capitalized. Capitalized costs are amortized on a product-by-product basis using the greater of (i) straight-line amortization over the estimated life of the product or (ii) the ratio of current revenues from the product to the total projected revenue over the life of the product. Generally, we consider technological feasibility to have been established with the release of a “beta” version for testing.

Our software development costs for the three and nine months ended September 30, 2005 and 2006 are summarized in the table below. These costs, consisting primarily of direct and indirect labor and related overhead charges, capitalized during the three months ended September 30, 2005 and 2006, were approximately $172,000 and approximately $174,000, respectively, and during the nine months ended September 30, 2005 and 2006, were approximately $766,000 and approximately $412,000, respectively. Accumulated amortization of these development costs, which were included in cost of sales, totaled approximately $161,000 and approximately $143,000 for the three months ended September 30, 2005 and 2006, respectively, and approximately $525,000 and approximately $601,000 for the nine months ended September 30, 2005 and 2006, respectively. The overall increase in the amortization is a result of the shorter timeframes between our product upgrades along with the increased amount of product releases. Furthermore, the overall decrease in the capitalized costs reflects the decreased amount of product releases for the nine months ended September 30, 2006 as well as that during the nine months ended September 30, 2005 we were capitalizing the development costs related to our QuickVerse® Macintosh product line which was our first product line for the Macintosh platform.

Software Development Costs for	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Beginning balance	$487,849	$931,103	$707,067	$701,289
Capitalized	173,728	171,990	412,108	766,151
Amortized (Cost of sales)	143,361	160,642	600,959	524,989
Ending Balance	$518,216	$942,451	$518,216	$942,451
Research and development expense (General and administrative)	$47,393	$63,164	$131,013	$130,407

Sales, General and Administrative

Sales, General and Administrative Costs for Nine Months Ended September 30	2006	% to Sales	2005	% to Sales	Change	%
Selected expenses:
Commissions	$151,499	5%	$611,653	13%	$(460,154)	75%
Advertising and direct marketing	156,537	6%	419,217	9%	(262,680)	63%
Sales and marketing wages, reclassified	272,648	10%	266,966	6%	5,682	2%
Total sales and marketing	$580,684	21%	$1,297,836	27%	$(717,152)	55%
Research and development	131,013	5%	130,407	3%	606	0%
Personnel costs	564,825	20%	572,688	12%	(7,863)	1%
Legal	83,539	3%	157,970	3%	(74,431)	47%
Accounting	48,505	2%	22,031	0%	26,474	120%
Rent	74,260	3%	57,387	1%	16,873	29%
Telecommunications	28,967	1%	42,605	1%	(13,638)	32%
Corporate services	54,000	2%	73,972	2%	(19,972)	27%
Investor services	55,000	2%	---	0%	55,000	0%
Other general and administrative costs	270,231	10%	361,997	8%	(91,766)	25%
Total general and administrative	$1,310,340	47%	$1,419,057	30%	$(108,717)	8%

With gross revenues decreasing approximately $1,951,000 from our nine months ended September 30, 2005 to our nine months ended September 30, 2006, total sales, general and administrative costs also decreased approximately $826,000 from approximately $2,717,000 for the nine months ended September 30, 2005 to approximately $1,891,000 for the nine months ended September 30, 2006. Of the total sales, general and administrative costs, sales and marketing expenses decreased approximately $717,000 from approximately $1,298,000 for the nine months ended September 30, 2005 to approximately $581,000 for the nine months ended September 30, 2006. Included in sales expenses, third-party telemarketing commissions decreased approximately $460,000 from approximately $612,000 for the nine months ended September 30, 2005 to approximately $152,000 for the nine months ended September 30, 2006, and decreased as a percentage of gross revenues from approximately 13% to approximately 5% for the nine months ended September 30, 2005 and 2006, respectively. This decrease is mainly attributed to the lack of product releases during the nine months ended September 30, 2006, as well as the use of our own in-house direct telemarketing sales team which was developed specifically to reduce our reliance on third-party telemarketing services.

Advertising and direct marketing costs decreased approximately $263,000 from approximately $419,000 for the nine months ended September 30, 2005 to approximately $156,000 for the nine months ended September 30, 2006 and decreased as a percentage of gross revenues from approximately 9% to approximately 6% for the nine months ended September 30, 2005 and 2006, respectively. The decrease in advertising and direct marketing costs reflect that there was no upgrade release to the Membership Plus® product line in the nine months ended September 30, 2006 as compared to the Membership Plus® 2005 release in the nine months ended September 30, 2005, as well as an overall decrease in the number of product releases during the nine months ended September 30, 2006 compared to that of the nine months ended September 30, 2005. Advertising and direct marketing costs are expected to increase in future periods as we continue to enhance our product visibility online, increase and focus more on our direct marketing efforts, and increase the scope and frequency of our print advertising campaigns in order to maximize sales associated with new products and product enhancements throughout the coming year. Wages associated with our sales team and marketing team have been reclassified and are included in the total sales and marketing costs. The reclassified sales and marketing wages increased approximately $6,000 from approximately $267,000 for the nine months ended September 30, 2005 to approximately $273,000 for the nine months ended September 30, 2006. This increase is attributed to our recent expansion of our marketing team, and we expect these wages to increase in future periods as we expand our in-house direct telemarketing sales team.

Research and development costs include direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, travel expenses, material and supplies, and other direct costs). Software development costs related to third-party developers and direct labor expensed as research and development (see table above) amounted to approximately $63,000 for the three months ended September 30, 2005 compared to approximately $47,000 for the three months ended September 30, 2006 and approximately $130,000 for the nine months ended September 30, 2005 compared to approximately $131,000 for the nine months ended September 30, 2006. The slight increase in 2006 reflects the capitalization of less research and development costs for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. During the nine months ended September 30, 2005, we were capitalizing the development costs related to our QuickVerse® Macintosh product line, which was our first product line for the Macintosh platform. In addition, during the nine months ended September 30, 2005 we had more development projects underway compared to the nine months ended September 30, 2006 as well as more research and development costs associated with maintenance issues on titles after they were released to the general public. Research and development expenses are expected to increase in future periods as we continue to expand our internal development team, add new products and product versions, and as we continue to expand the array of platforms upon which our products are made available.

Total personnel costs decreased approximately $8,000, from approximately $573,000 for the nine months ended September 30, 2005, to approximately $565,000 for the nine months ended September 30, 2006. In addition, direct salaries and wages decreased approximately $60,000, from approximately $1,208,000 to approximately $1,148,000, over the same period. The decrease in direct salaries and wages was a result of losing our main developer for our Membership Plus® product line as well as the loss of our marketing manager. Due to a cost cutting initiative, we also lost our Vice President of Sales and Marketing and an individual on our product development staff. However, we do anticipate direct salaries and wages to increase in the future, as we are still focused on expanding our sales team, including additions to our own telemarketing sales team, our marketing staff and further expansion of our product development staff. As a percentage of gross revenues, direct salaries and wages increased approximately 16% from approximately 25% for the nine months ended September 30, 2005 to approximately 41% for the nine months ended September 30, 2006.

As a result of having restructured our health benefits plans in October 2005, our employment-related health care costs have decreased approximately $20,000 from approximately $105,000 for the nine months ended September 30, 2005 to approximately $85,000 for the nine months ended September 30, 2006. In July 2005, we initiated a Simple IRA retirement plan for our employees and for those who participated we decided to match up to 3% of the employee’s annual gross pay. Therefore, we anticipate that our costs related to this benefit will increase in future periods as more employees take advantage of the retirement plan.

The capitalization of direct and indirect labor and related overhead charges as software development costs (see “Cost of Sales” above) decreased by approximately $144,000 from approximately $370,000 for the nine months ended September 30, 2005 to approximately $226,000 for the nine months ended September 30, 2006. This decrease reflects the development of our QuickVerse® Macintosh product line during the nine months ended September 30, 2005, which was our first product line for the Macintosh platform. It is anticipated that personnel costs will continue to increase in future periods as operating capital is available and deployed to further fund the staffing requirements of our product development, direct sales teams and marketing staff.

Direct legal costs decreased approximately $74,000 for the nine months ended September 30, 2006 as a result of this registration statement, originally filed on November 22, 2004, having been declared effective by the SEC on February 1, 2006, thereby curtailing the previously ongoing SEC review and comment process. It is anticipated that legal costs will increase in future periods as we continue to meet our ongoing SEC reporting and corporate governance obligations, possibly raise additional capital, and pursue our business plan for growth by potentially acquiring other companies or product lines and potentially selling off others.

Accounting and audit related expenses increased approximately $26,000 for the nine months ended September 30, 2006 as a result of engaging a new principal accounting firm for our fiscal year end 2005 audit. It is anticipated that accounting costs will continue to increase in the future as we expect that our fees payable to the new principal accounting firm, which we expect to utilize on an ongoing basis, will generally be higher than those payable to our former accounting firm.

Rent costs increased approximately $17,000 for the nine months ended September 30, 2006 as a result of periodic percentage increase provisions in our leases agreements. It is anticipated that rent cost will continue to increase similarly in the future as our lease agreement for our office/warehouse facilities in Omaha, Nebraska extends through May 2007 and our lease agreement for our office space in Naperville, Illinois extends through March 2007.

Telecommunications costs decreased approximately $14,000 for the nine months ended September 30, 2006 as a result of our having switched our local and long-distance carriers beginning in February 2005. Our call volume enabled us to change our service to dedicated T-1 lines which in turn reduced our long-distance charges. We also invested in internet protocol phones for our remote locations which reduced the overall local and long distance charges in our Illinois and Iowa locations. Furthermore, we experienced a decrease in call volume in the technical support and customer service departments for the nine months ended September 30, 2006 due to the delayed Membership Plus® upgrade release. We anticipate our call volume to increase during the fourth quarter of 2006 and the first quarter of 2007 as Membership Plus® 2007 was released in October 2006.

Corporate service fees decreased approximately $20,000 for the nine months ended September 30, 2006 resulting from the expiration of an independent consulting agreement and the resultant ability on our part to cease carrying the associated expense for a 2004 issuance to such consultant of a warrant to purchase 600,000 shares of common stock which had been allocated over the term of the agreement. We currently engage the services of an independent consultant for purposes of investor relations and therefore expect these fees to increase in future periods as their activities on our behalf ramp-up and become an increasingly important aspect of our corporate objectives.

Finally, investor services fees increased approximately $55,000 for the nine months ended September 30, 2006 as we entered into an investor relations service agreement in April 2006. These fees are related to the hiring of an investor relations firm and the expense for the issuance of a total of 500,000 restricted shares of common stock allocated over the term of the investor relations contract. We anticipate these fees to increase in future periods.

Registration Rights Penalties

As of September 30, 2006, and in connection with a July 19, 2004 private placement with Barron Partners, LP and a certain Registration Rights Agreement, as amended, we had accrued a total of approximately $490,000 (284 days at $1,726 per day) in penalties under the terms of the Registration Rights Agreement, of which we paid $150,000 prior to April 7, 2006. On April 7, 2006, we signed a two-year promissory note for $336,000 together with simple interest at the rate of 8% per annum with Barron Partners for the unpaid registration rights penalties. The note agreement calls for monthly installments for the first twelve months of $10,000, beginning May 1, 2006 and $20,000 per month thereafter. The accrual of and payment on the registration rights penalties has had a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations, including a corresponding decrease in our net income of approximately $49,000 for the nine months ended September 30, 2006.

Derivatives

In May 2004, we issued a three-year warrant to purchase up to 600,000 shares of our common stock to a consultant. This warrant may be exercised on a cashless basis at the option of the holder at a price per share of $0.15. In November 2004, we issued two five-year warrants to purchase an aggregate of 21,875,000 shares of our common stock in connection with a certain Stock Purchase Agreement completed with Barron Partners, LP on July 19, 2004. The first warrant entitles the holder to purchase up to 10,937,500 shares of our common stock at a price of $0.18 per share, and the second warrant entitles the holder to purchase up to 10,937,500 additional shares of our common stock at a price of $0.60 per share. Each warrant is subject to standard adjustment provisions and each provides for settlement in registered shares of our common stock and may, at the option of the holder, be settled in a cashless, net-share settlement. These warrants have been accounted for as a liability according to the guidance of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. In accordance with the accounting mandate, the derivative liability associated with these warrants has been, and shall continue to be, until each is either fully exercised or expires, adjusted to fair value at each balance sheet date and is accordingly reassessed at each such time to determine whether the warrants should be classified (or reclassified, as appropriate) as a liability or as equity. Under EITF 00-19, a decrease in our stock price results in a decrease in the fair value of the derivative liability and a valuation gain to be recognized in our income statement whereas an increase in our stock price results in an increase in the fair value of the derivative liability and a valuation loss to be recognized in our income statement. At September 30, 2006, the fair value of the derivative liability was approximately $953,000, fair value adjustments of approximately $328,000 and approximately $875,000 have been included in other expenses for the three and nine months ended September 30, 2005, respectively, and fair value adjustments of approximately $237,000 and approximately $1,110,000 have been included in other income for the three and nine months ended September 30, 2006, respectively. If our stock price rebounds in the future to a level consistent with our stock price at December 2005, the fair value of the derivative liability will increase and therefore, the valuation gain recognized during the three and nine months ended September 30, 2006 will decrease and/or reverse and we could potentially reflect a valuation loss.

Amortization

Amortization expenses remained steady at approximately $133,000 and approximately $399,000 for the three and nine months ended September 30, 2005 and 2006, respectively. The software license acquired from TLC in July of 1999 (the “1999 license”) is amortized over a 10 year useful life. Amortization expenses for 2005 and 2006 reflect the continual amortization of the software license as well as the amortization of our website, www.quickverse.com, which we launched during the second quarter of 2004.

Income Tax Benefits

Our effective tax rate differs from the statutory federal rate due to differences between income and expense recognition prescribed by the Internal Revenue Code and Generally Accepted Accounting Principles. We utilize different methods and useful lives for depreciating property and equipment. Changes in estimates (reserves) are recognized as expense for financial reporting but are not deductible for income tax purposes.

We have recognized a net deferred tax asset whose realization depends on generating future taxable income. At September 30, 2006, management adjusted the amount of valuation allowance based on the assessment that we will produce sufficient income in the future to realize the economic benefit of our net deferred tax asset. The resulting deferred tax liability reflects income taxes payable in future periods on the net deductible differences related to the 1999 license. We currently have net operating loss carryforwards, for income tax purposes, of approximately $8,468,000. The carryforwards are the result of income tax losses generated in 2000 ($2,086,000 expiring in 2020), 2001 ($5,191,000 expiring in 2021), 2002 ($235,000 expiring in 2022) and 2005 ($956,000 expiring in 2025). We will need to achieve a minimum annual taxable income, before deduction of operating loss carryforwards, of approximately $527,000 to fully utilize the current loss carryforwards. Although there can be no assurance, we believe this is achievable through careful expense management and continued introduction of new products and enhanced versions of our existing products.

Although there can be no assurance, we expect the deductible temporary differences (reserves) to reverse sometime beyond the next fiscal year.

Liquidity And Capital Resources

Our primary needs for liquidity and capital resources are the funding of our continued operations, which includes the ongoing internal development of new products, expansion and upgrade of existing products, and marketing and sales. We believe our future cash provided by operations will be sufficient to fund our continued operations. However, our pursuit of future strategic product line and/or corporate acquisitions and licensing opportunities will require funding from outside sources. Funding from outside sources may include but is not limited to the exercise of outstanding warrants and pursuit of other financing options such as commercial loans, common stock and/or preferred stock issuances and convertible notes. At this time, we have no legally committed funds for future capital expenditures including software development.

Working Capital at September 30	2006
Current assets	$658,101
Current liabilities	$2,866,445
Retained deficit	$(7,750,886)

As of September 30, 2006, we had approximately $658,000 in current assets, approximately $2,866,000 in current liabilities and a retained deficit of approximately $7,751,000. We had net income of approximately $26,000 for the three months ended September 30, 2006 and net income of approximately $1,000 for the nine months ended September 30, 2006, respectively. For the three and nine months ended September 30, 2006, we had registration rights penalties of $-0- and approximately $49,000, respectively, and a related gain of approximately $237,000 and approximately $1,110,000, respectively, from the fair value adjustment of derivatives. See “Results Of Operations” above.

Cash Flows for Nine Months Ended September 30	2006	2005	Change	%
Cash flows provided by operating activities	$291,051	$479,934	$(188,883)	39%
Cash flows (used) by investing activities	$(425,063)	$(750,851)	$325,788	43%
Cash flows provided (used) by financing activities	$15,444	$(30,604)	$46,048	150%

Net cash provided by operating activities was approximately $291,000 for the nine months ended September 30, 2006, and approximately $480,000 for the nine months ended September 30, 2005. The decrease was primarily due to a decrease in the amounts received from customers resulting from decreased sales and a temporary decrease in payments to trade vendors and content providers.

Net cash used in investing activities was approximately $425,000 for the nine months ended September 30, 2006 and approximately $751,000 for the nine months ended September 30, 2005. The decrease was mainly the result of capitalizing fewer costs associated with software development.

Net cash provided by financing activities was approximately $15,000 for the nine months ended September 30, 2006, and net cash used by financing activities was approximately $31,000 for the nine months ended September 30, 2005. Both years reflect payments made on long-term notes payable. However, the nine months ended September 30, 2006 reflect proceeds received from a note payable.

Financing

As part of the July 19, 2004 financing transaction with Barron Partners, LP, we entered into a certain Registration Rights Agreement pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable under each of two warrants. On November 22, 2004 we originally filed this registration statement, which covers the shares issued to Barron Partners, as well as the shares underlying the warrants issued to Barron Partners. On February 1, 2006, the SEC declared this registration statement effective. Due to continued delays in effectiveness of this registration statement however (due principally to ongoing efforts made necessary by our determination to restate certain of our historical financial information), and in accordance with the Registration Rights Agreement, we accrued a total of approximately $490,000 (284 days at $1,726 per day) in penalties, of which we had paid $150,000 prior to April 7, 2006. On April 7, 2006, we issued a two-year promissory note for $336,000 together with simple interest at the rate of 8% per annum to Barron Partners for the unpaid registration rights penalties. The note agreement calls for monthly installments for the first twelve months of $10,000, beginning May 1, 2006 and $20,000 per month thereafter. The accrual and payment on the registration rights penalties has had a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations, including a corresponding $49,000 decrease in our net income for the nine months ended September 30, 2006.

On July 20, 2006, we entered into a loan agreement with an individual, for the principal sum of $150,000, to fund an existing working capital deficit. The loan was evidenced by a convertible secured promissory note bearing interest at a rate of 10% per thirty-day period with the principal, together with all accrued interest, due on or before September 18, 2006. In further consideration of the loan, we issued the lender a three-year common stock purchase warrant to acquire up to an aggregate of 100,000 shares of our common stock at an exercise price of $0.07 per share. On September 19, 2006, we entered into a Modification and Extension Agreement in connection with this note. As of the original maturity date and in accordance with the original terms of the loan agreement, we repaid fifty percent of the original principal ($75,000). This Modification and Extension Agreement extended the repayment term of the balance of the outstanding principal under the loan agreement ($75,000), as well as the interest payable thereon and on the principal previously repaid, until October 20, 2006. In consideration for the extension of the maturity date, we agreed to pay an amount equal to one percentage point on the principal that remains outstanding ($750). On October 19, 2006, in connection with the above-mentioned loan, we repaid in full the remaining principal ($75,000), the interest payable on the original principal amount of $150,000 ($35,416.67) and the consideration payable for the extension of the maturity date ($750).

We have been unsuccessful in previous attempts to secure bank financing due to our internal financial ratios and negative working capital position and do not expect that we will be successful in securing any such financing unless and until our ratios in this regard improve. Although we have, in the past, secured financing on our open accounts receivable, we were unable to pursue that option because of a lien placed upon our accounts receivable, together with all of our other assets, in connection with the security interest granted to the lender for the July 20, 2006 loan. As of October 19, 2006, however, this loan was retired in full and financings secured against our open accounts receivable may once again, therefore, be a possible option for us in satisfying our future financing needs.

Contractual Liabilities

We lease office space/warehouse facilities in Omaha, Nebraska under an operating lease with a third-party with terms extending through 2007. We are responsible for all taxes, insurance and utility expenses associated with this lease. There is no lease renewal option contained in the lease.

We lease office space in Naperville, Illinois under an operating lease with a third-party with terms extending through March 2006. We are responsible for all insurance expenses associated with this lease.

At September 30, 2006, the future minimum rental payments required under these leases are as follows:

2006	$20,333
2007	31,248
Total future minimum rental payments	$51,581

We lease telephone equipment under a capital lease expiring in November 2009. The asset and liability under the capital lease are recorded at the present value of the minimum lease payments. The asset is depreciated over a 5 year life. Minimum future lease payments under capital leases as of September 30, 2006 for each of the next five years and in the aggregate are:

2006	$3,432
2007	13,726
2008	13,726
2009	12,582
2010	---
Total minimum lease payments	43,466
Less: Amount representing interest	7,282
Total obligations under capital lease	36,184
Less: Current installments of obligations under capital lease	10,023
Long-term obligation under capital lease	$26,161

The Potential Impact of Known Facts, Commitments, Events and Uncertainties on Future Operating Results or Future Liquidity Requirements

New Accounting Pronouncements

In the past, we have applied Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting as allowed by SFAS No 123, Accounting for Stock Based Compensation, for various forms of share-based awards including incentive and nonqualified stock options and stock appreciation rights attached to stock options; and therefore, no compensation cost had been recognized. However, in December 2004, the FASB issued SFAS No 123 (R), Share-Based Payment, which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that the service is provided for that award. This new standard became effective for us in the first quarter of fiscal year 2006.

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140. The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The new Statement also requires companies to identify interests in securitized financial assets that are freestanding derivatives or contain embedded derivatives that would have to be accounted for separately. This new Statement is effective for fiscal years beginning after September 15, 2006 with early adoption permitted. We do not expect the adoption of SFAS 155 to have a material impact on our business, our financial condition, including liquidity and profitability, or our results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets, an amendment of Statement No. 14 (SFAS 156). SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to subsequently measure those servicing assets and servicing liabilities at fair value. SFAS 156 is effective for fiscal years beginning after September 15, 2006. We do not expect the adoption of SFAS 156 to have a material impact on our business, our financial condition, including liquidity and profitability, or our results of operations.

In April 2006, the FASB issued Staff Position FIN 46(R)-6, Determining Variability to be Considered in Applying FIN 46(R). FIN 46(R)-6 states that the variability to be considered in applying FIN 46(R) shall be based on an analysis of the design of the entity following a two-step process. The first step is to analyze the nature of the risks in the entity. The second step would be to determine the purpose(s) for which the entity was created and determine the variability (created by the risks identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance in this FASB Staff Position is effective prospectively beginning July 1, 2006, although companies have until December 31, 2006 to elect retrospective applications. We do not expect FIN 46(R)-6 to have a material impact on our business, our financial condition, including liquidity and profitability, or our results of operations.

In July 2006, the FASB released FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS 109. This interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007 and we do not expect the adoption to have a material impact on our business, our financial condition, including liquidity and profitability, or our results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the potential impact that adoption of SFAS 157 will have on our financial statements.

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 is effective for financial statements issued for fiscal years ending after December 15, 2006. We do not expect the adoption of SFAS 158 to have a material impact on our business, our financial condition, including liquidity and profitability, or our results of operations.

FISCAL YEAR ENDED DECEMBER 31, 2005 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2004

The following discussion should be read together with our consolidated financial statements for the period ended December 31, 2005 and the notes to the consolidated financial statements.

Results of Operations for Years Ended December 31, 2005 and December 31, 2004

Statement of Operations for Years Ended December 31	2005	2004	Change	%
Net revenues	$5,337,342	$5,322,842	$14,500	0%
Cost of sales	1,973,944	1,721,298	252,646	15%
Gross profit	3,363,398	3,601,544	(238,146)	-7%
Total operating expenses	(4,425,429)	(4,177,705)	(247,724)	6%
Other income	14,855	1,012,744	(997,889)	-99%
Other adjustments	(436,686)	(154,569)	(282,117)	183%
Loss on fair value adjustment of derivatives	(33,797)	(291,672)	257,875	-88%
Other expenses	(12,898)	(42,148)	29,250	-69%
Loss before income taxes	(1,530,557)	(51,806)	(1,478,751)	2854%
Provision for income taxes	(50,709)	1,015,859	(1,066,568)	-105%
Net income (loss)	$(1,581,266)	$964,053	$(2,545,319)	-264%

Despite a modest increase in our gross revenue, our net loss before income taxes increased approximately $1,479,000 from a loss of approximately $52,000 for the year ended December 31, 2004 to a loss of approximately $1,531,000 for the year ended December 31, 2005. Further, we incurred a net loss of approximately $1,581,000 for the year ended December 31, 2005, representing a reduction of approximately $2,545,000 in our net income of approximately $964,000 for the year ended December 31, 2004. These negative results of operations are primarily attributable to the following:

1)	For the year ended December 31, 2004:

a) write downs of each the following:

▪	a reserve for rebates payable from a change in accounting estimate of approximately $142,000 (and recognized as an adjustment to revenue);

▪	actual rebates payable of approximately $61,000 due to an overstatement (and recognized as an adjustment to revenue); and

▪	obsolete inventory of approximately $32,000 (which is included in cost of sales);

b) we recognized a gain of approximately $1,000,000 from extinguishment of debt (classified as other income) which resulted from our having settled with various vendors and content providers for lump-sum payments at reduced amounts of balances previously owed;

c)  we recognized an expense of approximately $155,000 (classified as other adjustments) related to a settlement with an institutional private equity investor; and

d) we recognized a loss of approximately $292,000 related to the fair value adjustment of derivatives.

2)	For the year ended December 31, 2005:

a)  our cost of sales increased approximately $253,000 from the year ended December 31, 2004 despite an increase in net sales year over year of only $14,500, due for the most part to an increase of approximately $231,000 in amortization expense related to software development costs resulting from the increased number of development projects completed and shipped in late 2004 and 2005 (including QuickVerse® 2005 in December 2004, Membership Plus® 2005 in February 2005, QuickVerse® Macintosh in June 2005, QuickVerse® 2006 in September 2005, and QuickVerse® 2006 Mobile in October 2005);

b) our bad debt expense (included in total operating expenses) increased approximately $114,000 from the year ended December 31, 2004 due primarily to our inability to collect on a balance due of $42,000 from a single liquidation customer. In addition, we wrote off approximately $58,000 related to uncollectible receivables arising out of a sales campaign that we initiated in 2005 which focused on offering new churches a beginning line of credit of approximately $500, and which has since been discontinued;

c) we incurred liquidated damage penalties of approximately $437,000 in connection with our continued failure to meet certain contractual registration obligations (which are included in other adjustments);

d) our legal expenses (included in general and administrative) increased approximately $117,000 from the year ended December 31, 2004 attributable in large part to ongoing matters associated with fulfillment of our contractual registration obligations and related restatements of certain of our historical financial statements; and

e) we recognized a loss of approximately $34,000 related to the fair value adjustment of derivatives.

Offsetting to some degree the negative results of operations detailed above were two positive developments during the year ended December 31, 2005. First, non-cash expenses related to equity-based compensation for services decreased by approximately $179,000 for the year ended December 31, 2005 as a result of our not having issued any. Second, interest expense for the year ended December 31, 2005 decreased, by approximately $42,000, from the year ended December 31, 2004, due to a reduction in trade payables coupled with an increase in timely payments.

Revenues

Revenues for Years Ended December 31	2005	% to Sales	2004	% to Sales	Change	%
Gross sales	$6,309,017	100%	$5,786,427	100%	$522,590	9%
Add rebate adjustment	19,640	0%	203,313	4%	(183,673)	0%
Less reserve for sales returns and allowances	(991,315)	-16%	(666,898)	-12%	(324,417)	49%
Net sales	$5,337,342	84%	$5,322,842	92%	$14,500	0%

Gross revenues increased approximately $523,000 from approximately $5,786,000 for the year ended December 31, 2004 to approximately $6,309,000 for the year ended December 31, 2005. We believe that this increase was attributable primarily to the following product releases throughout the year:

First Quarter 2005

▪
an enhanced version of our top financial and data management product, Membership Plus®, including Membership Plus® Standard Edition (retail price: $149.95) and Membership Plus® Deluxe Edition (retail price of $349.95); and

▪	an enhanced version of QuickVerse® 2005 Essentials (retail price: $49.95) and QuickVerse® 2005 Platinum Edition (retail price: $799.95).

Second Quarter 2005

▪
our first product release on the Macintosh® Operating System platform, QuickVerse® Macintosh, including QuickVerse® Macintosh White Box edition, (retail price: $49.95) and QuickVerse® Macintosh Black Box edition (retail price: $99.95) and ;

▪	an enhanced version of Bible Illustrator® 3.0 titled Sermon Builder® 4.0 (retail price: $69.95), which marked the first update to this program in over six years.

Third Quarter 2005

▪
an upgrade to our flagship product, QuickVerse® (three months earlier within the calendar year than our 2004 upgrade release of this product, and the first QuickVerse® upgrade release in over five years that was shipped early enough to be in retail stores prior to the beginning of the holiday sales season), including QuickVerse® 2006 Starter Edition (retail price: $9.95), QuickVerse® 2006 Parable® Edition (retail price: $49.95), QuickVerse® 2006 Bible Suite (retail price: $29.95), QuickVerse® 2006 Essentials (retail price: $49.95), QuickVerse® 2006 Standard (retail price: $99.95), QuickVerse® 2006 Expanded (retail price: $199.95), QuickVerse® 2006 Deluxe (retail price: $299.95), and QuickVerse® 2006 Platinum (retail price: $799.95).

Fourth Quarter 2005

▪
an upgrade to our four editions of QuickVerse® 2006 Mobile, including Standard (retail price: $29.95), Deluxe (retail price: $39.95), Platinum Edition (retail price: $69.95), and Life Application Study Bible (retail price: $39.95).

During the year ended December 31, 2004, our product releases included Membership Plus® 8.0 (retail price: $199.95 to $299.95), QuickVerse® 2005 PDA (retail price: $14.95 to $39.95), and QuickVerse® 2005 (retail price: $99.95 to $299.95). Of note, and generally, the retail price points for the products released during the year ended December 31, 2004 were significantly less than those released during the year ended December 31, 2005. Furthermore, due to delays in programming, duplication, packaging and distribution, QuickVerse® 2005 began shipping in early-December 2004, several months after the holiday sales season had already begun. Due to these delays, we believe that we lost otherwise realizable sales revenues of approximately $500,000 for the year ended December 31, 2004.

During each of the years ended December 31, 2004 and 2005, our sales efforts were focused on directly targeting end-users through telemarketing and Internet sales, resulting in more consistent sales. While sales into the retail market (both CBA and secular) have continued to increase, they have not returned to our historically high levels. Upgrade sales, however are not increasing at a rapid rate due to the consistency in our development schedule and the annual releases of our flagship product, QuickVerse®. We anticipate that revenues will continue to increase through 2006 the following year as we continue to expand the content available for our QuickVerse® products, develop new products for multiple platforms, as well as offer our products at a range of price points intended to appeal to various market sub-segments.

Sales returns and allowances increased approximately $324,000 from approximately $667,000 for the year ended December 31, 2004 to approximately $991,000 for the year ended December 31, 2005, and increased as a percentage of gross sales from approximately 12% for the year ended December 31, 2004 to approximately 16% for the year ended December 31, 2005. This increase is largely attributable to the following:

▪
price protections afforded to consumers and retailers who had purchased prior versions of Membership Plus® and QuickVerse® within one year or less of our release of upgraded versions of each of Membership Plus®, in February 2005, and QuickVerse®, in September 2005. Historically, our product upgrades have extended over two to three years and therefore, price protections were not issued;

▪
a single return from a liquidator of approximately $42,000 during the fourth quarter of the year ended December 31, 2005, which although we were not obligated to accept, we did accept based on a conclusion that it was in our best interest to do so;

▪
the unexpected loss of our primary developer for Membership Plus® in May 2005, together with certain unresolved maintenance issues at the time led to higher actual returns on the Membership Plus® 2005 product line; and

▪	increased price points associated with recently introduced products.

As a result of the overall increase in sales returns and allowances, we have increased our reserves from approximately $100,000 to approximately $125,000 to cover estimated retail channel inventory levels. Moreover, we expect to release enhanced versions of our biggest-selling products on an annual basis generally going forward, and anticipate sales returns and allowances as a percentage of gross revenues to decrease over time as a result of increased stability in the functionality of our products, decreasing reliance on retail sales and increasing reliance on direct sales, which have historically resulted in fewer returns, and improved planning in the timing of new product version releases.

For the year ended December 31, 2004, and due to a change in accounting estimate of approximately $142,000, we wrote down a reserve for rebates payable. Due to overstatements of approximately $20,000 and $61,000, we additionally wrote down actual rebates payable, both of which are included as an adjustment to revenue (in accordance with EITF Issue No. 01-09) for the years ended December 31, 2005 and 2004, respectively.

Cost of Sales

Cost of Sales For Years Ended December 31	2005	% to Sales	2004	% to Sales	Change	%
Direct costs	$601,156	13%	$579,946	15%	$21,210	4%
Less reserve for sales returns and allowances	(148,245)	-3%	(99,255)	-3%	(48,990)	49%
Amortization of software development costs	806,531	17%	575,480	15%	231,051	40%
Royalties	471,651	10%	417,604	11%	54,047	13%
Freight-out	171,904	4%	172,634	4%	(730)	0%
Fulfillment	70,947	1%	74,889	2%	(3,942)	-5%
Cost of sales	$1,973,944	42%	$1,721,298	44%	$252,646	15%

Cost of sales consists primarily of royalties paid to third party providers of intellectual property and the direct costs and manufacturing overhead required to reproduce, package, fulfill and ship the software products. Direct costs and manufacturing overhead also include the amortized software development costs and the non-capitalized technical support wages. The direct costs and manufacturing overhead increased approximately $198,000 from approximately $1,304,000 for the year ended December 31, 2004 to approximately $1,502,000 for the year ended December 31, 2005 and decreased slightly as a percentage of gross revenues approximately 1% for the year ended December 31, 2005. The overall increase resulted directly from amortization of software development costs. The amortization recognized during the year ended December 31, 2005 resulted from several new software releases in 2005 including Membership Plus®2005, QuickVerse® Macintosh, Sermon Builder® 4.0, QuickVerse® 2006 and QuickVerse® 2006 Mobile. The shorter timeframes between our product upgrades during the year of 2005 as compared to 2004, especially QuickVerse® 2005 and QuickVerse® 2006, also led to the increased amount of amortization recognized. During the year ended December 31, 2004 we continued to amortize the costs associated with QuickVerse® 8.0 along with Membership Plus® 8.0, the updated release of QuickVerse® PDA 2005 and the release of QuickVerse® 2005.

The slight decrease in the percentage of cost of sales reflects the continual software development cycle of enhancing our two major product lines within a one year timeframe or less and the increased amortization of those software development costs. The direct costs and manufacturing overhead percentage are expected to continue at the 2005 levels as working capital remains more consistent and as more development projects are implemented in a shortened timeframe. Fulfillment costs from a third-party warehouse and included in the manufacturing overhead costs noted above decreased approximately $4,000 from approximately $75,000 for the year ended December 31, 2004 to approximately $71,000 for the year ended December 31, 2005 as a direct result of having moved our retail fulfillment operations to a new outside entity in late October 2004. Furthermore, our fulfillment center continues to improve its efficiency which has led to a decrease in fulfillment, as well as freight, costs. The write down of a distinct category of obsolete inventory of approximately $32,000 is included in the direct costs and manufacturing overhead for the year ended December 31, 2004.

Royalties paid to third party providers of intellectual property increased approximately $54,000 from approximately $418,000 for the year ended December 31, 2004 to approximately $472,000 for the year ended December 31, 2005 and decreased approximately 1% as a percentage of gross revenues for the year ended December 31, 2005. The overall increase in royalties paid for the year ended December 31, 2005 reflects the following:

▪	the release of the QuickVerse® 2005 editions in early December 2004;
▪	the release of three additional QuickVerse® 2005 editions , QuickVerse® Essentials, QuickVerse® Platinum, and QuickVerse® Macintosh;
▪
the release of Sermon Builder® 4.0 in June 2005, which was an update to Bible Illustrator® 3.0, and the first update to Bible Illustrator® 3.0 in over six years (including not only technological updates but content additions);

▪
the release of the QuickVerse® 2006 editions in September of 2005, which was three months earlier in the calendar year than was the case in 2004, and which allowed us to capitalize much more upon the holiday selling season; and

▪	the release of the QuickVerse® 2006 Mobile editions in October of 2005.

During the year ended December 31, 2004, we renegotiated several royalty contracts which resulted, in some cases, in a higher royalty rate but more content. The royalty rate as a percentage of gross sales is expected to increase in the future as sales to new users are expected to increase, more development projects are implemented for new and/or enhanced products, and as we continue to expand the content available for our QuickVerse® line of products.

The slight decrease in cost of sales as a percentage of gross sales reflects the fact that our sales results continue to be largely influenced by our reliance on direct marketing initiatives aimed at our consumers rather than retail distribution initiatives, and that upgrade sales are only subject to royalties on their content additions.

Software development costs are expensed as incurred as research and development until technological feasibility and marketability have been established, at which time development costs are capitalized until the software title is available for general release to customers. Software development is segregated by title and technology platform. Once a product has been successfully released, subsequent revisions and upgrades are deemed to constitute development, and, accordingly, the costs of the revision and upgrade are capitalized. Capitalized costs are amortized on a product-by-product basis using the greater of (i) straight-line amortization over the estimated life of the product or (ii) the ratio of current revenues from the product to the total projected revenue over the life of the product. Generally, we consider technological feasibility to have been established with the release of a beta version for testing.

Our software development costs for the years ended December 31, 2004 and 2005 are summarized in the table below. These costs, consisting primarily of direct and indirect labor and related overhead charges, and capitalized during the years ended December 31, 2004 and 2005, were approximately $692,000 and approximately $812,000, respectively. Accumulated amortization of these development costs, which were included in cost of sales, totaled approximately $575,000 and approximately $807,000 for the years ended December 31, 2004 and 2005, respectively. The increase in both the capitalization and amortization is a direct result of the increase in the number of development projects.

Software Development Costs For Years Ended December 31	2005	2004
Beginning balance	$701,289	$584,706
Capitalized	812,309	692,063
Amortized (cost of sales)	806,531	575,480
Ending balance	$707,067	$701,289
Research and development expense (General and administrative)	$216,397	$64,653

Sales, General and Administrative

Sales, General and Administrative Costs for Years Ended December 31	2005	% to Sales	2004	% to Sales	Change	%
Selected expenses:
Commissions	$695,914	15%	$814,623	21%	$(118,709)	-15%
Advertising and direct marketing	577,317	12%	466,138	12%	111,179	24%
Total sales and marketing	$1,273,231	27%	$1,280,761	33%	$(7,530)	-1%
Research and development	$216,397	5%	$64,653	2%	$151,744	235%
Personnel costs	1,237,706	26%	1,310,506	34%	(72,800)	-6%
Legal	187,499	4%	71,003	2%	116,496	164%
Accounting	27,735	1%	10,709	0%	17,026	159%
Rent	82,172	2%	75,555	2%	6,617	9%
Telecommunications	53,092	1%	149,443	4%	(96,351)	-64%
Corporate services	73,972	2%	87,223	2%	(13,251)	-15%
Administration	18,762	0%	118,474	3%	(99,712)	-84%
Other general and administrative costs	535,332	11%	422,272	11%	113,060	27%
Total general and administrative	$2,432,667	51%	$2,309,838	59%	$122,829	5%

With gross revenues increasing approximately $523,000 from 2004 to 2005, total sales, general and administrative costs also increased approximately $115,000 from approximately $3,591,000 for the year ended December 31, 2004 to approximately $3,706,000 for the year ended December 31, 2005. Of the total sales, general and administrative costs, sales and marketing expenses decreased approximately $8,000 from approximately $1,281,000 for the year ended December 31, 2004 to approximately $1,273,000 for the year ended December 31, 2005. Included in sales expenses, third-party telemarketing commissions decreased approximately $119,000 from approximately $815,000 for the year ended December 31, 2004 to approximately $696,000 for the year ended December 31, 2005, and decreased as a percentage of gross revenues from approximately 21% to approximately 15% for the year ended December 31, 2004 and 2005, respectively. This decrease is attributed to the use of our own in-house direct telemarketing sales team which was developed specifically to reduce our reliance on third-party telemarketing services. Advertising and direct marketing costs increased approximately $111,000 from approximately $466,000 for the year ended December 31, 2004 to approximately $577,000 for the year ended December 31, 2005 and remained consistent as a percentage of gross revenues at approximately 12% over both years. The net increase in advertising and direct marketing costs year over year is the combined result of our continuing efforts to enhance our product visibility online, to increase and focus more on our direct marketing efforts, and our having increased the scope and frequency of our print advertising campaigns in order to maximize sales associated with the new product enhancements of Membership Plus® 2005, the three new QuickVerse® editions (QuickVerse® Platinum, Macintosh and Essentials), the updated Sermon Builder® 4.0, QuickVerse® 2006, and QuickVerse® 2006 Mobile during the year ended December 31, 2005.

Research and development costs include direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, travel expenses, material and supplies, and other direct costs). Software development costs related to third-party developers and direct labor expensed as research and development (see table above) amounted to approximately $65,000 for the year ended December 31, 2004 compared to approximately $216,000 incurred for the year ended December 31, 2005. The increase in 2005 reflects more research and development costs associated with maintenance issues on titles following release as well as experimentation and development in connection with new system platforms for future products. Research and development expenses are expected to increase in future periods as we add new products and product versions, and as we continue to expand the array of platforms upon which are products are made available.

Total personnel costs decreased approximately $73,000, from approximately $1,310,000 for the year ended December 31, 2004, to approximately $1,238,000 for the year ended December 31, 2005 despite the fact that direct salaries and wages increased approximately $80,000, from approximately $1,523,000 to approximately $1,603,000, over the same period. The increase in direct salaries and wages was a direct result of expanding our sales and marketing team, including the addition of our own telemarketing sales team, and expanding our product development staff. As a percentage of gross revenues, direct salaries and wages decreased approximately 1% from approximately 26% for the year ended December 31, 2004 to approximately 25% for the year ended December 31, 2005. The direct salaries and wages include approximately $67,000 and $-0- in expense for upper management year-end bonus accrual for the years ended December 31, 2004 and 2005, respectively. Furthermore, we recognized approximately $14,000 of expense in connection with the issuance to various employees of 635,000 restricted common shares during the year ended December 31, 2004. As a result of having restructured our health benefits plans in October 2004, our employment-related health care costs decreased approximately $15,000 from approximately $155,000 for the year ended December 31, 2004 to approximately $140,000 for the year ended December 31, 2005. The capitalization of direct and indirect labor and related overhead charges as software development costs (see “Cost of Sales” above) increased by approximately $16,000 from approximately $379,000 for the year ended December 31, 2004 to approximately $395,000 for the year ended December 31, 2005. This increase is due to the addition of development staff and an increase in new development projects. It is anticipated that personnel costs will continue to increase in future periods as operating capital is available and deployed to further fund staffing requirements of our product development and direct sales teams.

Direct legal costs increased approximately $117,000 for the year ended December 31, 2005 as a result of ongoing registration initiatives with the SEC, increased current reporting requirements on Form 8-K, increased compliance initiatives associated with the Sarbanes-Oxley Act of 2002, and preparation for our first annual meeting of shareholders in over six years. This year over year change was also due in part to the fact that approximately $44,000 of legal costs for the year ended December 31, 2004 were related to the stock offering costs incurred in July 2004, the related preparation of a 14C information statement related to an increase in our authorized capital stock, and the preparation and filing of a related registration statement, all of which was recorded as a reduction to additional paid-in capital. It is anticipated that legal costs will continue at increased levels as we continue to meet our ongoing SEC reporting and corporate governance obligations, possibly raise additional capital, and pursue our business plan for growth by potentially acquiring other companies or product lines.

Accounting and audit related expenses increased approximately $17,000 for the year ended December 31, 2005 as a result of continuing delays in the effectiveness of a registration statement, due principally to efforts made necessary by our determination to restate certain of our historical financial information. It is anticipated that accounting costs will continue to increase in the future, and that such increases may be substantial. Our expectation in this regard derives from the fact that we have recently engaged a new principal accounting firm for our year end 2005 audit, and we expect that our fees payable to such firm, which we expect to utilize on an ongoing basis, will generally be higher than those payable to our former auditors.

Rent costs increased approximately $7,000 for the year ended December 31, 2005 as a result of provisions in our leases calling for periodic percentage increases.

Telecommunications costs decreased approximately $96,000 for the year ended December 31, 2005 resulting from switching our local and long-distance carriers. Our increased call volume enabled us to change our service to dedicated T-1 lines which in turn reduced the long-distance charges. We also invested in internet protocol phones for our remote locations which reduced the overall local and long distance charges in our Illinois and Iowa locations. The increased call volume in the technical support and customer service departments resulted from the multiple product releases in 2005 including Membership Plus®2005, QuickVerse® Macintosh, Sermon Builder® 4.0, QuickVerse® 2006 and QuickVerse® 2006 Mobile.

Corporate service fees decreased approximately $13,000 for the year ended December 31, 2005 resulting from the expiration of an independent consulting agreement and the resultant ability on our part to cease carrying the associated expense for a 2004 issuance to such consultant of a warrant to purchase 600,000 shares of common stock which had been allocated over the term of the agreement.

Administration expenses decreased approximately $100,000 for the year ended December 31, 2005 due to our not having incurred interest and penalty fees on back payroll taxes as we had during the year ended December 31, 2004.

Finally, bad debt expense increased approximately $114,000 for the year ended December 31, 2005 due primarily to our inability to collect on a balance due of $42,000 from a single liquidation customer. In addition, we wrote off approximately $58,000 related to uncollectible receivables arising out of a sales campaign that we initiated in 2005 which focused on offering new churches a beginning line of credit of approximately $500, and which has since been discontinued.

Other Income and Adjustments

During the year ended December 31, 2004, we recognized an approximately $1,000,000 gain from extinguishment of debt which is included in other income. The extinguishment of debt is a direct result from one-time settlement arrangements with various vendors and content providers for lump-sum payments ranging from approximately 17% to approximately 60% of balances owed at the time. Vendors who were offered the settlement had previously provided services and/or goods to us, and the content providers were owed royalties from us in connection with our prior sales of product. We do not anticipate this to be a recurring event in the future. Below is a list of the vendors and content providers who we settled with:

▪	American Bible Society (content provider)
▪	David Epstein (content provider)
▪	Depository Trust Company (corporate services)
▪	Explorer’s Bible Study (content provider)
▪	Genesis Marketing Group (sales services)
▪	Historical Exegetical Electronic Publishing (content provider)
▪	Innovative Church Marketing Group (advertising services)
▪	Interactive Pictures Corporation (content provider)
▪	InterVarsity Press (content provider)
▪	Ivy Hill/Warner Media Services (manufacturing services)

▪	Lernout & Hauspie Speech Products (content provider)
▪	MicroBytes, Inc. (CD duplication services)
▪	Moody Publishers (content provider)
▪	National Council of the Churches of Christ in the United States of America (content provider)
▪	NavPress Publishing Group (content provider)
▪	Oxford University Press (content provider)
▪	Pillsbury, Madison & Sutro LLP (legal services)
▪	Rutledge Hill Press (content provider)
▪	Sonopress (manufacturing services)
▪	Standard Publishing (content provider)
▪	The Lockman Foundation (content provider)
▪	World Publishing (content provider)

During the year ended December 31, 2004, we additionally incurred approximately $155,000 in expenses related to a settlement agreement with Swartz Private Equity, an institutional private equity investor, for early termination of the agreement. As part of a settlement agreement, we issued 295,692 shares of common stock and paid a cash lump sum of $125,000. The shares were valued at $0.10 per share. This has been included in other adjustments.

On July 19, 2004, we completed an equity financing in the amount of $1,750,000 through a private placement with Barron Partners, LP in which Barron Partners purchased 21,875,000 restricted shares of common stock and received two warrants to purchase up to an additional 21,875,000 shares of common stock. As part of the financing transaction, we also entered into a certain Registration Rights Agreement with Barron Partners pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable under the warrants. Upon receipt of the requisite stockholder approval to increase the number of authorized common shares so as to allow us to deliver the warrants, effectively obtained and effectuated as of November 10, 2004, we had 30 days within which to file a registration statement on Form SB-2 covering the shares issued to Barron Partners, as well as the shares underlying the warrants issued to Barron Partners. Accordingly, this registration statement was filed on November 22, 2004. In accordance with the terms of the Registration Rights Agreement, as amended, we had another 150 days, until April 22, 2005, to cause this registration statement to be declared effective by the SEC, with any delays in meeting this obligation resulting in our being liable to Barron Partners in an amount equal to $630,000 per year, pro-rated for the duration of any such delay, which amounts to $1,726 per day. As of December 31, 2005, we had accrued a total of approximately $437,000 (253 days at $1,726 per day) in penalties under the terms of the Registration Rights Agreement, inclusive of an adjustment made pursuant to an agreement reached with Barron Partners in April 2005, wherein, in relation to the associated accruing penalties, we agreed to pay Barron Partners an amount in cash equal to $100,000 to toll the accrual of further penalties until June 21, 2005. Although this amount has been paid in full, in two equal installments of $50,000 on each of April 22, 2005 and July 8, 2005, penalties in the amount of $1,726 per day continued to accrue from June 21, 2005 until this registration statement was declared effective by the SEC on February 1, 2006. We had experienced continued delays in effectiveness of this registration statement due principally to ongoing efforts made necessary by our determination to restate certain of our historical financial information. The amount paid by us to date ($240,000 as of January 31, 2007) to satisfy this obligation has had a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations, including a corresponding reduction in our net income and the net loss for the year ended December 31, 2005.

Derivatives

In November 2004, we issued two warrants to purchase an aggregate of 21,875,000 shares of our common stock in connection with a certain Stock Purchase Agreement completed with Barron Partners, LP on July 19, 2004. The first warrant entitles the holder to purchase up to 10,937,500 shares of our common stock at a price of $0.18 per share, and the second warrant entitles the holder to purchase up to 10,937,500 additional shares of our common stock at a price of $0.60 per share. Each warrant is subject to standard adjustment provisions and each provides for settlement in registered shares of our common stock and may, at the option of the holder, be settled in a cashless, net-share settlement. These warrants have been accounted for as a liability according to the guidance of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. In accordance with the accounting mandate, the derivative liability associated with these warrants has been and shall continue to be, until each is either fully exercised or expires, adjusted to fair value at each balance sheet date and is accordingly reassessed at each such time to determine whether the warrants should be classified (or reclassified, as appropriate) as a liability or as equity. The fair value of each warrant was initially assessed at $2,187,500 ($4,375,000 total) using the Black-Scholes valuation method. At December 31, 2004 and 2005, the fair value of the derivative liability was approximately $1,969,000 and $2,062,000, respectively, and a fair value adjustment of approximately $292,000 and $34,000, respectively, has been included in other expenses for the years then ended.

Amortization

Amortization expense increased approximately $12,000 for the year ended December 31, 2005. The software license acquired from TLC in July of 1999 is amortized over a 10 year useful life. Amortization expense for 2005 reflects the continual amortization of the software license as well as the amortization of our new Website, www.quickverse.com, which we launched during the second quarter of 2004.

Income Tax Benefits

Our effective tax rate differs from the statutory federal rate due to differences between income and expense recognition prescribed by the Internal Revenue Code and Generally Accepted Accounting Principles. We utilize different methods and useful lives for depreciating property and equipment. Changes in estimates (reserves) are recognized as expense for financial reporting but are not deductible for income tax purposes.

We have recognized a net deferred tax asset whose realization depends on generating future taxable income. At December 31, 2005, management adjusted the amount of valuation allowance based on the assessment that we will produce sufficient income in the future to realize the economic benefit of our net deferred tax asset. The resulting deferred tax liability reflects income taxes payable in future periods on the net deductible differences related to the 1999 license. We currently have net operating loss carryforwards, for income tax purposes, of approximately $8,462,000. The carryforwards are the result of income tax losses generated in 2000 ($2,338,000 expiring in 2020), 2001 ($5,168,000 expiring in 2021) and 2005 ($956,000 expiring in 2025). We will need to achieve a minimum annual taxable income, before deduction of operating loss carryforwards, of approximately $527,000 to fully utilize the current loss carryforwards. We believe this is achievable through careful expense management and continued introduction of new products and enhanced versions of our existing products.

Although there can be no assurance, management expects the deductible temporary differences (reserves) to reverse sometime beyond the next fiscal year.

Liquidity and Capital Resources

Our primary needs for liquidity and capital resources are the funding of our continued operations, which includes the ongoing internal development of new products and expansion and upgrade of existing products. We believe our future cash provided by operations will be sufficient to fund our continued operations. However, our pursuit of future strategic product line and/or corporate acquisitions and licensing will require funding from outside sources. Funding from outside sources may include but are not limited to the exercise of outstanding warrants and pursuit of other financing options such as commercial loans, common stock and/or preferred stock issuances and convertible notes. At this time, we have no legally committed funds for future capital expenditures including software development.

Working Capital at December 31	2005	2004	Change	%
Current assets	$867,750	$1,551,447	$(683,697)	-44%
Current liabilities	$3,893,447	$3,351,893	$541,554	16%
Retained deficit	$(7,752,097)	$(6,170,831)	$(1,581,266)	26%

As of December 31, 2005, we had $867,750 in current assets, $3,893,447 in current liabilities and a retained deficit of $7,752,097. We had a loss before income taxes of $1,530,557 and a net loss after income taxes of $1,581,266 for the year ended December 31, 2005. Non-recurring expenses for 2005 included registration rights penalties totaling approximately $437,000and a related loss of approximately $34,000 from the fair value adjustment of derivatives. See “Results Of Operations” above. By contrast, as of December 31, 2004 we had $1,551,447 in current assets, $3,351,893 in current liabilities and a retained deficit of $6,170,831. Operating expenses for 2004 included approximately $149,000 in non-cash expenses related to shares of common stock and warrants issued for services, and approximately $30,000 in non-cash expenses related to shares of common stock issued in connection with a settlement agreement. Other income for 2004 included approximately $1,000,000 from extinguishment of debt, and other expenses for 2004 included a loss of approximately $292,000 from the fair value adjustment of derivatives.

Cash Flows for Years Ended December 31	2005	2004	Change
Cash flows provided (used) by operating activities	$612,345	$(643,668)	$1,256,013
Cash flows (used) by investing activities	$(801,422)	$(746,932)	$(54,490)
Cash flows provided (used) by financing activities	$(32,722)	$1,690,291	$(1,723,013)

Net cash used by operating activities was approximately $644,000 for the year ended December 31, 2004, while net cash provided by operating activities was approximately $612,000 for the year ended December 31, 2005. The increase was primarily due to an increase in the amounts received from customers resulting from increased sales coupled with a decrease in the amount paid out to suppliers and employees.

Net cash used in investing activities was approximately $747,000 for the year ended December 31, 2004 and approximately $801,000 for the year ended December 31, 2005. The increase was mainly the result of our having capitalized costs associated with software development. Further, during the year ended December 31, 2005, the restriction on the cash held in reserve by our merchant banker was lifted, thereby freeing up additional cash not previously accessible by us.

Net cash provided by financing activities was approximately $1,690,000 for the year ended December 31, 2004, while net cash used by financing activities was approximately $33,000 for the year ended December 31, 2005. The 2004 result reflects final settlement on our accounts receivable line of credit, payment made on long-term note payables, stock offering costs associated with the Barron Partners, LP equity financing, and the proceeds received from convertible debentures and the issuance of stock to Barron Partners. The 2005 result reflects payments made on long-term note payables.

As part of the July 19, 2004 financing transaction with Barron Partners, LP, we entered into a certain Registration Rights Agreement pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable under each of two warrants. On November 22, 2004 we filed a registration statement on Form SB-2 covering the shares issued to Barron Partners, as well as the shares underlying the warrants issued to Barron Partners. In accordance with the terms of the Registration Rights Agreement, as amended, we had another 150 days, until April 22, 2005, to cause such registration statement to be declared effective by the SEC, with any delays in meeting this obligation resulting in our being liable to Barron Partners in an amount equal to $630,000 per year, pro-rated for the duration of any such delay, which amounts to $1,726 per day. As of December 31, 2005, we had accrued a total of approximately $437,000 (253 days at $1,726 per day) in penalties under the terms of the Registration Agreement, inclusive of an adjustment made pursuant to a tentative verbal agreement reached with Barron Partners in April 2005, wherein, in relation to the associated accruing penalties, we agreed to pay Barron Partners an amount in cash equal to $100,000 to toll the accrual of further penalties until June 21, 2005. Although this amount has been paid in full, in two equal installments of $50,000 on each of April 22, 2005 and July 8, 2005, penalties in the amount of $1,726 per day continued to accrue from June 21, 2005 until the registration statement was declared effective on February 1, 2006 by the SEC. We had experienced continued delays in effectiveness of the registration statement due principally to ongoing efforts made necessary by our determination to restate certain of our historical financial information. The amount paid by us to date ($150,000 as of March 31, 2006) to satisfy this obligation, and the continued delays in our ability to cause the registration statement to be declared effective coupled with additional amounts which we are required to pay, has had a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations, including a corresponding reduction in our net income and the net loss for the year.

Contractual Liabilities

We lease office space/warehouse facilities in Omaha, Nebraska under an operating lease with a third-party with terms extending through 2007. We are responsible for all taxes, insurance and utility expenses associated with this lease. There is no lease renewal option contained in the lease.

We lease office space in Naperville, Illinois under an operating lease with a third-party with terms extending through March 2007. We are responsible for all insurance expenses associated with this lease.

At December 31, 2005, the future minimum rental payments required under these leases are as follows:

2006	$81,331
2007	31,248
Total future minimum rental payments	$112,579

We lease telephone equipment under a capital lease expiring in November 2009. The asset and liability under the capital lease are recorded at the present value of the minimum lease payments. The asset is depreciated over a 5 year life. Minimum future lease payments under capital leases as of December 31, 2005 for each of the next five years and in the aggregate are:

2006	$13,726
2007	13,726
2008	13,726
2009	12,582
2010	---
Total minimum lease payments	53,760
Less: Amount representing interest	10,788
Total obligations under capital lease	42,972
Less: Current installments of obligations under capital lease	9,185
Long-term obligation under capital lease	$33,787

The Potential Impact of Known Facts, Commitments, Events and Uncertainties on Future Operating Results or Future Liquidity Requirements

New Accounting Pronouncements

In the past, we have applied Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting as allowed by SFAS No 123, Accounting for Stock Based Compensation, for various forms of share-based awards including incentive and nonqualified stock options and stock appreciation rights attached to stock options; and therefore, no compensation cost had been recognized. However, in December 2004, the FASB issued SFAS No 123 (R), Share-Based Payment, which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that the service is provided for that award. This new standard will be effective for us the first quarter of fiscal 2006. We did not grant any form of share-based awards during the year ended December 31, 2005.

Critical Accounting Policies

Our critical accounting policies, including the assumptions and judgments underlying them, are more fully described in the Notes to the Financial Statements. We have consistently applied these policies in all material respects. These policies primarily address matters of expense recognition and revenue recognition, including amortization of software development cost and the calculation for reserve of returns. Investors are cautioned that these policies are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially. Below are the accounting policies that we believe are the most critical in order to gain an understanding of our financial results and condition.

Use of Estimates

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Significant estimates used in the consolidated financial statements include the estimates of (i) doubtful accounts, sales returns, price protection and rebates, (ii) provision for income taxes and realizability of the deferred tax assets, (iii) the life and realization of identifiable intangible assets, and (iv) provisions for obsolete inventory. The amounts we will ultimately incur or recover could differ materially from current estimates.

Royalty Agreements

We have entered into certain agreements whereby we are obligated to pay royalties for content of software published. We generally pay royalties based on a percentage of sales on respective products or on a fee per unit sold basis. We expense software royalties as product costs during the period in which the related revenues are recorded.

Accounts Receivable

Accounts receivable arise in the normal course of business. It is the policy of management to continuously review the outstanding accounts receivable, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts. Individual accounts are charged against the allowance when they are deemed uncollectible.

Inventory

Inventory, including out on consignment, consists primarily of software media, manuals and related packaging materials and is recorded at the lower of cost or market value, determined on a first-in, first-out, and adjusted on a per-item, basis.

Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, intangible assets with an indefinite useful life are not amortized. Intangible assets with a finite useful life are amortized on the straight-line method over the estimated useful lives. All intangible assets are tested for impairment annually during the fourth quarter.

Software Development Costs

In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, software development costs are expensed as incurred until technological feasibility and marketability has been established, generally with release of a beta version for customer testing. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, travel expenses, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. We amortize capitalized costs on a product-by-product basis. Amortization for each period is the greater of the amount computed using (i) the straight-line basis over the estimated product life (generally from 12 to 18 months), or (ii) the ratio of current revenues to total projected product revenues.

Capitalized software development costs are stated at the lower of amortized costs or net realizable value. Recoverability of these capitalized costs is determined at each balance sheet date by comparing the forecasted future revenues from the related products, based on management’s best estimates using appropriate assumptions and projections at the time, to the carrying amount of the capitalized software development costs. If the carrying value is determined not to be recoverable from future revenues, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the future revenues.

SFAS No. 2, Accounting for Research and Development Costs, establishes accounting and reporting standards for research and development. In accordance with SFAS No. 2, costs we incur to enhance our existing products after general release to the public (bug fixes) are expensed in the period they are incurred and included in research and development costs.

We capitalize costs related to the development and maintenance of our Website in accordance with FASB’s EITF Issue No. 00-2, Accounting for Website Development Costs. Under EITF Issue No. 00-2, costs expensed as incurred are as follows:

•	planning the Website,
•	developing the applications and infrastructure until technological feasibility is established,
•	developing graphics such as borders, background and text colors, fonts, frames, and buttons, and
•	operating the site such as training, administration and maintenance.

Capitalized costs include those incurred to:

•	obtain and register an Internet domain name,
•	develop or acquire software tools necessary for the development work,
•	develop or acquire software necessary for general Website operations,
•	develop or acquire code for web applications,
•	develop or acquire (and customize) database software and software to integrate applications such as corporate databases and accounting systems into web applications,
•	develop HTML web pages or templates,
•	install developed applications on the web server,
•	create initial hypertext links to other Websites or other locations within the Website, and
•	test the Website applications.

We amortize Website development costs on a straight-line basis over the estimated life of the site, generally 36 months.

Revenue Recognition

We derive revenues from the sale of packaged software products, product support and multiple element arrangements that may include any combination of these items. We recognize software revenue for software products and related services in accordance with American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions. We recognize revenue when persuasive evidence of an arrangement exists (generally a purchase order), we have delivered the product, the fee is fixed or determinable and collectibility is probable.

In some situations, we receive advance payments from our customers. We defer revenue associated with these advance payments until we ship the products or offer the support.

In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product, we generally account for cash considerations (such as sales incentives - rebates and coupons) that we give to our customers as a reduction of revenue rather than as an operating expense.

We reduce product revenue for estimated returns and price protections that are based on historical experience and other factors such as the volume and price mix of products in the retail channel, trends in retailer inventory and economic trends that might impact customer demand for our products. We also reduce product revenue for the estimated redemption of end-user rebates on certain current product sales. Our rebate reserves are estimated based on the terms and conditions of the specific promotional rebate program, actual sales during the promotion, the amount of redemptions received and historical redemption trends by product and by type of promotional program.

We record the amounts we charge our customers for the shipping and handling of our software products as product revenue and we record the related costs as cost of sales on our consolidated statements of operations.

Derivatives

We account for warrants issued with shares of common stock in a private placement according to EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. In accordance with accounting mandate, the derivative liability associated with the warrants has been and shall continue to be adjusted to fair value (calculated using the Black Scholes method) at each balance sheet date and is accordingly reassessed at each such time to determine whether the warrants should be classified (or reclassified, as appropriate) as a liability or as equity. The corresponding fair value adjustment is included in the consolidated statements of operations as other expenses as the value of the warrants increases from an increase in our stock price at the balance sheet date and as other income as the value of the warrants decreases from a decrease in our stock price.

Income Taxes

We utilize SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

BUSINESS

OVERVIEW

We develop, publish, market, distribute and directly sell off-the-shelf consumer and organizational software products for PC, Macintosh® and PDA platforms. We develop our software products through in-house initiatives supplemented by outside developers. We market and distribute our software products principally through direct marketing and Internet sales programs, but also through secular and non-secular wholesale retailers.

CORPORATE FORMATION, LEGACY & SUBSIDIARIES

We were incorporated in the State of Nevada on November 7, 1997 as EJH Entertainment, Inc. On December 4, 1997, a predecessor corporation with the same name as our own but domiciled in Idaho was merged with and into us. Although the predecessor Idaho corporation was without material assets or operations as of the time of the merger, since being organized in 1968, it had historically been involved in mining and entertainment businesses unrelated to our current business.

Beginning in 1997, and although we were not then a reporting company under the Securities Exchange Act, our common stock was quoted on the OTC Bulletin Board (originally under the symbol “TIXX”, which was later changed to “TIXXD”). On May 13, 1999, we changed our name to FINdex.com, Inc. On March 7, 2000, in an effort to satisfy a newly imposed NASD Rule eligibility requirement that companies quoted on the OTC Bulletin Board be fully reporting under the Securities Exchange Act (thereby requiring recently audited financial statements) and current in their filing obligations, we acquired, as part of a share exchange in which we issued 150,000 shares of our common stock, all of the outstanding capital stock of Reagan Holdings, Inc., a Delaware corporation. At the time of this transaction, Reagan Holdings was subject to the requirements of having to file reports pursuant to Section 13 of the Securities Exchange Act, had recently audited financial statements and was current in its reporting obligations. Having no operations, employees, revenues or other business plan at the time, however, it was a public shell company. As a result of this transaction, Reagan Holdings, Inc. became our wholly-owned subsidiary and we became the successor issuer to Reagan Holdings for reporting purposes pursuant to Rule 12g-3 of the Securities Exchange Act. Shortly thereafter, we changed our stock symbol to “FIND.” Though it does not currently have any operations, employees, or revenues, Reagan Holdings remains our wholly-owned subsidiary.

In addition to Reagan Holdings, we also have one other wholly-owned subsidiary, Findex.com, Inc. (i.e. the same name as our own), a Delaware corporation. Like Reagan Holdings, this entity, too, does not currently have any operations, employees or revenues. This subsidiary resulted from an acquisition on April 30, 1999 pursuant to which we acquired all of the issued and outstanding capital stock of FINdex Acquisition Corp., a Delaware corporation, from its then stockholders in exchange for 4,700,000 shares of our common stock, which, immediately following the transaction, represented 55% of our total outstanding common stock. Our purpose for this acquisition was to broaden our then-existing stockholder base, an important factor in our effort to develop a strong market for our common stock. On May 12, 1999, in exchange for the issuance of 457,625 shares of FINdex Acquisition Corp. common stock, FINdex.com, Inc., another Delaware corporation (originally incorporated in December 1995 as FinSource, Ltd.), was merged with and into FINdex Acquisition Corp., with FINdex Acquisition Corp. remaining as the surviving entity. Our purpose for this merger was to acquire a proprietary financial information search engine for the Internet which was to serve as the cornerstone for a Web-based development-stage business, but which has since been abandoned. As part of the certificate of merger relating to this transaction, FINdex Acquisition Corp. changed its name to FINdex.com, Inc. We currently own 4,700,000 shares of FINdex.com, Inc. (the Delaware corporation), representing 100% of its total outstanding common stock.

STRATEGY

The common thread among our current software products is their target constituency, consumers that share a devotion to or interest in Christianity and faith-based “inspirational” values. Our focus is to become the largest worldwide provider of Bible study and related faith-based software products as well as to continue our double-digit sales growth across all distribution channels and our double-digit market share growth in all of our current product categories. We plan for the continued broadening of our product lines through marketing and sales initiatives, ongoing internal development of new products, expansion and upgrade of existing products and strategic product line and/or corporate acquisitions and licensing. Specifically, our development strategy includes:

Creating and Maintaining Diversity in Our Product Titles, Platforms and Market Demographic

We are committed to creating and maintaining a diversified mix of titles and title versions to mitigate our operating risks, and broaden market appeal within our demographic. Therefore, we strive to develop and publish titles and title versions spanning a wide range of categories, including Bible study, financial and church management, pastoral products, children’s software and language tutorials. We may also design our software for use on multiple platforms in order to reach a greater potential audience. There are a number of factors that we take into consideration when determining the appropriate platform for each of our titles and title versions, including, amongst others, economic cost, the platform’s user demographics and the competitive landscape at the time of a title or title version’s release.

Creating, Acquiring and Maintaining Strong Brands

We attempt to focus our development and publishing activities principally around software products that are, or have the potential to become, titles and title versions possessing sustainable consumer appeal and brand recognition. To that end, we are continually in pursuit of intellectual property licensing opportunities with respect to software titles and title versions that are strategically aligned with our existing product line and focus. We have entered into a number of such strategic relationships with the owners of various forms of intellectual property which have allowed us to acquire the rights to publish content and develop titles and title versions based upon such intellectual properties. In addition, we may acquire intellectual property licenses in the future for products outside of our current area of focus.

Our development strategy further includes the pursuit of acquisition and related strategic growth opportunities involving other companies that sell faith-based merchandise and services. As part of this strategy, we may acquire businesses that (i) only recently commenced operations, (ii) are development-stage enterprises in need of additional funds to expand into new products or markets, or (iii) are established businesses that may be experiencing financial or operating difficulties and need additional capital. We may also pursue other strategic growth opportunities, including, but not limited to, the acquisition of new product lines, content licensing, proprietary technology licensing or acquisitions, asset acquisitions, or acquisitions of other operating businesses, provided, however, that any such opportunities fit our corporate growth strategy and provide immediate or near term added value and provide a measurable increase in our existing customer base or a new, related customer base to which we can cross-market our products and produce greater revenues and/or earnings. Furthermore, although we have no current intentions or plans to do so, we have not ruled out the pursuit of transactional opportunities in areas outside the faith-based market demographic.

There are significant risks and complexities associated with any such growth opportunities and/or acquisitions including but not limited to due diligence investigation, comparative investigation, comparative analysis, financing, operational transitions, and growth control or abatement. Because acquisition and related opportunities may occur in relation to businesses at various stages of development, the task of comparative investigation and analysis of such business opportunities is likely to be extremely difficult and complex. In connection with our pursuit of such opportunities, we are also likely to incur significant transition and integration costs, ongoing operations costs, legal and accounting costs, including the legal fees for preparing acquisition documentation, due diligence investigation costs and the costs of preparing reports and filings with the SEC.

Disciplined Product Selection and Development Processes

The success of our business depends, in significant part, on our ability to develop titles and title versions that will generate appreciable unit volume sales while simultaneously meeting our high quality standards. We use a formal control process for the selection, development, production and quality assurance of our titles and title versions. We apply this process to products under development with external, as well as internal, resources. This control process includes upfront concept evaluation as well as in-depth reviews of each project on numerous levels and at various intervals during the development process by a team that includes our senior management and a number of our key technical, marketing and product development personnel.

Internal and External Development Groups

We develop our titles and title versions using a strategic combination of our internal development group and external, independently contracted developers, a team of which are located in the former Soviet Union and several others of which are located in the United States.

We strive to provide our in-house team the independence and flexibility needed to foster creativity and teamwork. Employing an in-house development team provides us with the following advantages:

•	our developers work collaboratively, sharing development techniques, software tools, software engines and useful experience, to form a strong collective and creative environment;
•	the ability to re-focus efforts quickly to meet the changing needs of key projects;
•	more control over product quality, scheduling and costs; and
•	our developers are not subject to the competing needs of other software publishers.

In March 2004, we opened an in-house development office in Naperville, Illinois.

We select our external developers based on their track record and expertise in producing titles and title versions within certain categories. This selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources, as well as to scale up and down as necessary, to maximize the productivity of our development budget.

PRODUCT DEVELOPMENT

We are committed to the ongoing development of our existing software as well as the development of new software titles and title versions. Our product development methodology is modeled around elements of the consumer packaged goods and software industry. Within this model, our management assesses the current market and establishes a direction for each of our products, while key personnel monitor quality, delivery schedules, development milestones and budget. Prior to final approval, whether developed internally or externally by our third-party developers, we test all new titles and title versions for bugs.

The manufacturing time and gross margin percentages for each of our products can vary significantly from platform to platform. For each of our products we establish and periodically review an individual product development timeline and expenditure budget, taking into consideration, among others, the following business factors:

▪	prior year or season selling rates for existing and competitive products;
▪	known or estimated growth rates for existing and competitive products;
▪	new market opportunities for products, product categories, or product platforms;
▪	competitive products and known competitive strategies;
▪	general consumer market and consumer economic sentiments including past, present, and projected future conditions and/or events;
▪	technological changes, improvements, new platforms, and platform market share shifts;
▪	general distribution channels and customer feedback;
▪	current and perceived corporate cash flow;
▪	availability and limitations related to knowledgeable/expert talent and workforce; and
▪	known or projected risks associate with each of these factors.

Our total product development costs incurred during the years ended December 31, 2004 and 2005 were approximately $757,000 and approximately $1,029,000, respectively, of which capitalized costs accounted for approximately $692,000 and approximately $812,000, respectively and expensed costs accounted for $65,000 and approximately $217,000, respectively.

OUR PRODUCTS

Our focus is to become the largest worldwide provider of Bible study and related faith-based software products. To that end, we utilize a brand structure and market our largest selling titles and title versions under the distinct key brand: QuickVerse® and Membership Plus®. We support this strategy through the regularly scheduled introduction of new titles and title versions featuring this brand. In the year ended December 31, 2005 we released a total of seventeen titles and title versions for PC, Macintosh® and PDA platforms. Through the year ended 2006, we released a total of approximately eleven titles and title version for PC, Macintosh® and PDA platforms.

Our faith-based software titles and title versions are currently divided among the following six categories:

•	Bible Study
•	Financial/Office Management Products for Churches and other Faith-Based Ministries
•	Print & Graphic Products
•	Pastoral Products
•	Children’s Products
•	Language Tutorial Products.

Bible Study

For the fiscal year ended December 31, 2005, approximately 66% of our revenues were derived from sales of our flagship QuickVerse®, an industry-leading Bible-study software now in its 18th year and 11th version, which is available in an array of content package variations ranging in retail price from $9.95 to $799.95. Originally introduced into the market in 1989, QuickVerse® has sold over a million copies since its introduction and is currently believed by us to be the market leader in its category.

QuickVerse® simplifies biblical research, allowing users to view multiple reference materials, including Bibles, dictionaries, commentaries and encyclopedias, side-by-side on the computer screen. A built-in “QuickSearch” feature enables the user to highlight a word or Bible verse and find all of its occurrences in a particular text. Advanced search options enable users to search by word, phrase or verse across multiple books offering search options that locate all forms of a given search word without the need for embedded symbols. For example, a search for the word “rise”, will yield the words “arise”, “risen”, “rising”, and “rise”. QuickVerse® 2007, our latest version, is currently available in six CD-Rom editions for PC. Each edition of QuickVerse® contains several Bible translations (e.g., the King James Version, the American Standard Version, etc.) along with numerous reference titles (e.g., dictionaries, commentaries, encyclopedias, etc.).

The QuickVerse® family of products for PC includes:

▪	QuickVerse® Bible Suite (which contains 8 Bibles and 40 reference titles, retail price: $39.95);
▪	QuickVerse® Essentials Edition (which includes 10 Bibles and 44 reference titles, retail price: $59.95);
▪	QuickVerse® Standard Edition (which includes 15 Bibles and 63 reference titles, retail price: $129.95);
▪	QuickVerse® Expanded Edition (which includes 17 Bibles and 100 reference titles, retail price: $249.95);
▪	QuickVerse® Deluxe Edition (which includes 23 Bibles and 154 reference titles, retail price: $349.95); and
▪	QuickVerse® Platinum Edition (which includes 25 Bibles and 272 reference titles, retail price: $799.95).

Furthermore, for QuickVerse® 2007 we introduced the QuickVerse® 2007 Upgrade Download (retail price: $29.95), which is an update to the QuickVerse® engine for those with prior QuickVerse® versions (QuickVerse 8.0 Essentials or above). Each QuickVerse® purchase includes access to additional books and content, which can be unlocked or downloaded and made accessible for an additional fee.

QuickVerse® Mobile, an industry-leading Mobile Bible-study software, is compatible on both Pocket PC® and Palm® OS operating systems, and is currently in its 4th year and 4th version. This program provides the same simplified access and many of the personal Bible study features found in the desktop QuickVerse® versions. QuickVerse® Mobile 2007 is currently available in three editions as a download and in CD-Rom. Each edition of QuickVerse® Mobile 2007 contains several Bible translations (e.g., the King James Version, the American Standard Version, etc.) along with numerous reference titles (e.g., dictionaries, commentaries, encyclopedias, etc.).

The QuickVerse® Mobile 2007 family of products includes:

▪	Standard Edition (which includes 3 Bibles and 6 reference titles, retail price: $29.95);
▪	Deluxe Edition (which includes 6 Bibles and 9 reference titles, retail price: $39.95); and
▪	Platinum Edition (which includes 8 Bibles and 13 reference titles, retail price: $69.95).

Each edition contains 125 scripture reading plans and provides the user with the ability to create their own.

During the fiscal year 2005, we introduced QuickVerse® Macintosh, which is compatible with Macintosh® OS X 10.3 or higher operating systems. This program is available in three editions and provides access to several Bible translations (e.g., the King James Version, the American Standard Version, etc.) along with numerous reference titles (e.g., dictionaries, commentaries, encyclopedias, etc.).

The QuickVerse® Macintosh family of products includes:

▪	QuickVerse® White Box Edition (which includes 9 Bibles and 40 reference titles, retail price: $59.95);
▪	QuickVerse® Black Box Edition (which includes 12 Bibles and 56 reference titles, retail price: $129.95); and
▪	QuickVerse® Gold Box Edition (which includes 19 Bibles and 143 reference titles, retail price: $349.95).

Each QuickVerse® Macintosh product contains numerous “Search Panel” features, including user-defined book categorization, desktop books, download books, interactive workbooks and daily reading plans, as well as an exclusive “Preview Drawer”, allowing users to have an unlimited number of books open at any time.

QuickVerse® customers include (i) individuals devoted to or otherwise interested in studying Christianity and (ii) religious and other spiritual organizations including schools, churches and other faith-based ministries.

In addition to QuickVerse®, we also develop and market certain other Bible study software packages. These include the Vine’s® Complete Collection, the Warren Wiersbe® Collection, the John MacArthur® Collection, the Life Application Bible Commentary® Collection, the Willmington Guide to the Bible® Collection, and the Fisherman Study Guide® Collection. Although our prices are subject to change from time to time, these titles currently range in retail price from $9.95 to $249.95 per unit.

Financial/Office Management Products for Churches and other Christian Faith-Based Ministries

For the fiscal year ended December 31, 2005, approximately 26% of our revenues were derived from sales of Membership Plus®, an industry-leading church management software now in its 11th version. Membership Plus® 2007 is available in each of a standard and a deluxe package at retail prices of $199.95 and $399.95 respectively. Each of these product packages provides church database, financial management and church productivity tools, including those designed to streamline church office accounting, tasks and scheduling, track membership and contributions, organize membership databases, and provide efficiency in producing targeted mailings, attendance reports and IRS-compliant contribution receipts. The deluxe package is equipped with a broader functionality and range of features, including, for example, a number of templates for legal agreements frequently used by these types of organizations and a fund based accounting function.

Membership Plus® is designed to serve the unique needs of churches, “para-church” organizations and ministries, and non-profit entities. The term “para-church” has been developed by the religious community to refer to religious organizations which have some of the characteristics of a church, but which are not what most people would generally consider to constitute a church, including a defined congregation. Some “para-church” organizations are treated as churches for some reasons, and as religious organizations which are not churches for others. A few examples of a “para-church” organization are Campus Crusade for Christ, Promise Keepers®, and Josh McDowell Ministry.

Over 80,000 churches and faith-based organizations have purchased Membership Plus® since its introduction in 1990. Membership Plus® 2007, our latest version, is currently available in two CD-Rom editions: Membership Plus® Standard and Membership Plus® Deluxe. We have approximately 50,000 registered users for this product.

Print & Graphic Products

We currently sell/distribute ClickArt Christian Publishing® Suite III (retail price: $39.95), which is a full desktop publishing package containing over 13,000 Christian images, icons, maps, Catholic and Jewish imagery and ethnically diverse, family-oriented illustrations to be used in the creation of a wide range of printed materials including newsletters, bulletins, posters, fliers, mailings, calendars, and reports. We also publish/distribute ClickArt Christian Graphics Deluxe® (retail price: $29.95), which contain faith-based and Christian graphical images that can be used in the production of other content related projects. We also distribute several titles produced and distributed by SummitSoft Corporation a publisher of productivity software for professional and home users, including Logo Design Studio (retail price: $29.95), Essential Office Font Pack (retail price: $19.99), 2500 True Type Fonts (retail price: $19.99) and the Wedding Planner (retail price: $39.95).

Although our prices are subject to change from time to time, our print and graphic products range in price from $9.99 to $39.99 per unit. In the aggregate, and for the fiscal year ended December 31, 2005, 2% of our revenues were derived from sales of these products.

Pastoral Products

We currently produce and distribute/sell a line of pastoral products designed to assist faith-based ministries in streamlining sermon development and research tasks and in organizing responsibilities. These titles include the following:

•
Sermon Builder® 4.0 Deluxe (retail price: $69.95), which is a database compilation of illustrations, anecdotes, quotations, proverbs and bits of humor from general topics like children and angels to specific Bible passages, which users can use to bring messages to a congregation or classroom.

•
Ministry Notebook® 2.0 (retail price: $29.95), which is an organizational tool for users to keep better track of ministry-related paperwork including sermons, prayer requests, personal libraries, telephone contacts, and expense reports.

•
Today’s Best Sermons® (retail price: $99.95), which is a three volume collection of the best sermons from the Preaching Today monthly audiotape series, which users can use to gain spiritual refreshment and strengthen their preaching.

Although our prices are subject to change from time to time, our pastoral products range in price from $29.95 to $99.95 per unit. In the aggregate, and for the fiscal year ended December 31, 2005, 3% of our revenues were derived from sales of these products.

Children’s Products

We currently produce and distribute/sell a line of children’s CD-Rom products designed to appeal to faith-conscious families interested in spiritually-enriched entertainment and play-along educational content. Collectively, these titles include Jonah and the Whale® (retail price: $5.97), Noah and the Ark® (retail price: $5.97), Daniel in the Lion’s Den® (retail price: $5.97), The Story of Creation® (retail price: $5.97), and American History Explorer® (retail price: $29.95). In addition, we also distribute the DVD video Junior’s Giants® (retail price: $12.95) produced by Divine Comedy Productions.

Although our prices are subject to change from time to time, our children’s products range in price from $5.97 to $33.97 per unit. In the aggregate, and for the fiscal year ended December 31, 2005, less than 1% of our revenues were derived from sales of these products.

Language Tutorial Products

We currently produce tutorial software programs for learning Greek and Hebrew, languages frequently studied in conjunction with a Bible-study curriculum or by biblical scholars. Each of these two programs, Greek Tutor® and Hebrew Tutor® (retail price: $49.95 each), covers all of the essential language development skills, including letters, vocabulary and grammar. Although our prices are subject to change from time to time, our language tutorial products range in price from approximately $10.00 to $69.95 per unit. In the aggregate, and for the fiscal year ended December 31, 2005, 3% of our revenues were derived from sales of these products.

Other Products

In addition to our own software products, we resell certain titles and title versions that we purchase at a discount and that are published by others, including SummitSoft, Divine Comedy Productions and Webroot®. These are non-exclusive, purchase-order only type arrangements in connection with which we carry only limited inventory. Sales from these titles are derived exclusively online through our Website and, apart from on our Website, we do not promote these products. Although prices are subject to change from time to time, these software products range in price from approximately $5.97 to $39.99 per unit. In the aggregate, and for the fiscal year ended December 31, 2005, less than 1% of our revenues were derived from sales of these produtcts.

OUR MARKET

According to a Gallup poll released in January 2006, 50% of Americans identified themselves as Protestant, while 25% identified themselves as Catholic, and 13% identified themselves as “Other Christian.” Another poll indicates that 41% describe themselves as “born-again” or evangelical Christian. According to the Gallup survey, 59% of Americans say that religion is “very” important to them in their own lives, and another 25% say that religion is “fairly” important in their lives.

According to the most recent survey released in July 2003 by the Christian Bookseller’s Association, Christian-product sales for the year 2002 were $4.2 billion. The survey also revealed that $2.4 billion of the $4.2 billion total was sold through Christian retail, with $1.1 billion sold through general retail, and $725 million sold direct-to-consumer, and through ministry sales channels. The 2,300-store CBA segment includes several different chains, Family Christian Stores being the largest with 325 stores. As faith-based retailing increases, secular stores are offering more faith-based products as evidenced by the $1.1 billion sales figure in 2002 as reported by the CBA. It is this faith-based demographic that we seek to target.

MARKETING AND ADVERTISING

In developing a marketing strategy for our consumer software products, we seek brands or titles and title versions that we believe will appeal to the interests of our target consumers. We strive to create marketing campaigns which are consistent with this strategy and generally market our software through:

•	our Website (www.quickverse.com) and the Internet sites of others;
•	print advertising;
•	opt-in e-mail campaigns;
•	product sampling through demonstration software;
•	in-store promotions, displays and retailer assisted co-operative advertising;
•	publicity activities; and
•	trade shows.

SALES

Direct Marketing / Online Sales

Direct sales accounted for approximately 61% of our 2005 fiscal year revenue. Over the past three years, we have devoted significant and increasing resources to the development of our direct-marketing program. Through this program, we market our products directly to consumers and Church and “para-church” organizations through a combination of direct-mailings and opt-in e-mailings of our product title catalogs and brochures. An important aspect of this initiative is our online sales. In May of 2004, we launched a full-service online store with many of the kinds of features and capabilities that online shoppers have come to expect from cutting-edge Internet retailers. We are currently marketing our products online through multiple sources including our own www.quickverse.com Internet Website, other Internet Websites such as www.amazon.com, as well as several widely used search engines such as Google® and Yahoo®. Furthermore, in October of 2005 we joined an affiliate network through www.shareasale.com and have gained approximately 100 affiliate merchants that market our products through their Websites. While we market our products through these other Internet Websites, search engines and affiliate merchants, excluding our own www.quickverse.com Internet Website, accounted for less than approximately 1% of our 2005 fiscal year revenue.

We anticipate online orders will continue to increase as we expand our software product base and enhance our marketing efforts in this area.

Retail Sales

Retail sales accounted for approximately 39% of our 2005 fiscal year revenue. Our domestic retail sales involve thousands of retail stores across the United States through which our products are sold, many of which are members of the Christian Bookseller’s Association. These stores vary from small, family-owned Christian bookstores to large chain bookstores such as LifeWay Christian Stores, Family Christian Stores® and Berean Christian Stores. We face the continuing challenge of reaching these stores on a consistent basis to keep them informed of new releases, promotional offers, etc. In addition to advertising in trade publications and maintaining visibility at CBA trade shows and events, we believe that it is critical to be in direct personal contact with each customer routinely in order to maintain or increase our market position. Towards that end, our sales representatives are expected to contact each of our customers as well as each of the independent stores that are not yet our customers regularly and present them with the latest in our products and promotions. We believe our personalized approach to marketing provides us with an edge over our competition, which we believe rely predominantly on advertising to maintain and develop their relations with CBA customers.

In the secular retail market, which includes chains such as Best Buy™, CompUSA®, OfficeMax™ and Apple® Stores we believe that we continue to be a top seller of Bible study software and we are developing additional product offerings and promotions to grow our market share.

International Sales

International sales accounted for approximately 3% of our 2005 fiscal year revenue. We currently sell to distributors and retailers in Canada, New Zealand, Australia, Philippines, Faroe Island, Korea, Africa, the United Kingdom, and Singapore. These distributors and retailers, in turn, sell our products into both Christian and large, secular retail outlets that sell off-the-shelf consumer software packages.

Returns and Price Concessions

At the time we ship our products we establish reserves, including reserves that estimate the potential for future product returns and price concessions. Management makes these estimates and assumptions based on actual historical experience regarding allowances for estimated price concessions and product returns. In determining the percentage of sales for product return reserves, management considers a number of different statistical factors. First, it reviews the rate of actual product returns (in total) for the period. Second, it reviews return rates for the same period(s) of prior years. Third, it reviews its sales by individual retail customers to assess any unusual return exposure. Fourth, it reviews actual return rates of specific title and title versions to determine if there are any unusual trends taking place. Fifth, the potential for an increase in actual returns resulting from upcoming new title or title version releases is reassessed. Sixth, and finally, management reviews the actual returns from the balance sheet date to the date of calculation to determine if anything unexpected has taken place.

We give all of our distributors and retail customers a written product return policy providing for returns, upon written request, within nine months of the invoice date for credit only. If a new title or title version release falls within that nine month time span, a distributor has 60 days from the announced release date to return the old title or title version in exchange for the new title or title version only. We provide our end-user consumers with a 45 day satisfaction guarantee, allowing them to return a title or title version within that time frame if for any reason unsatisfied. Our warranty policy for defective software is to provide replacement or repair for a period of 45 days from the invoice date. We believe that these measurement dates provide a consistent period for assessment and the opportunity to adequately estimate channel inventory levels for appropriately estimating our return reserves.

We generally grant price concessions to our wholesale retail customers when we deem those concessions necessary to maintain our relationships with those retailers and maintain continued access to their retail channel customers. Further if consumer demand for a specific title falls below expectations or significantly declines below previous rates of wholesale retail sell-through, then a price concession or credit may be requested by our retail customers to spur further retail channel sell-through.

Trends that our returns typically follow include (i) the seasonality of sales, and (ii) the fact that, generally, relatively higher return rates occur during periods of new title or title version releases. Historically, actual returns have been within management’s prior estimates, however, we cannot be certain that any future write-offs exceeding reserves will not occur or that amounts written off will not have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations. Management continually monitors and adjusts these allowances to take into account actual developments and sales results in the marketplace. In the past, particularly during title and title version transitions, we have had to increase price concessions to our retail customers.

MANUFACTURING AND FULFILLMENT

We prepare a set of master program copies, documentation and packaging materials for each platform on which a title or title version is available. All of our software products are manufactured through third-party subcontractors, with orders for PC-based titles and title versions generally taking seven to ten days, and reorders taking three to five days. Packaging, printing and assembly are also performed by third-party subcontractors. To date, we have not experienced any material returns due to product defects.

We currently fulfill all of our direct-to-consumer sales out of our own warehouse located in Omaha, Nebraska and a third-party fulfillment company, also located in Omaha, Nebraska, fulfills our bulk retail sales.

SIGNIFICANT CUSTOMERS AND SUPPLIERS

During the fiscal years ended December 31, 2005 and 2004, we had no major customers that individually accounted for 10% or more of annual sales. As we introduce new and enhanced software titles into the market, we anticipate our sales to a single customer, as a percentage of gross consolidated revenue, will continue to remain below 10%.

Also for the fiscal years ended December 31, 2005 and 2004, product and material purchases from IsoDisc accounted for 24% and 29%, respectively, Frogs Copy and Graphics accounted for 23% and 17%, respectively, Midlands Packaging Corporation accounted for 19% and 18%, respectively, S.P.A., Inc. accounted for 6% and 0%, respectively, and GP Direct, LLC accounted for 5% and 0%, respectively, of the total product and material purchases made by us. We currently have no long-term written agreements with any of these suppliers. The payment terms are generally net 30 days, and we are not substantially dependent upon any one or more of them; all are easily replaceable with any locally available supplier.

REGULATION

We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally.

COMPETITION

The market for our products is rapidly evolving and intensely competitive as new software products and platforms are regularly introduced. Competition in the software industry is based primarily upon:

•	brand name recognition;
•	availability of financial resources;
•	the quality of titles;
•	reviews received for a title from independent reviewers who publish reviews in magazines, Websites, newspapers and other industry publications;
•	publisher’s access to retail shelf space;
•	the price of each title; and
•	the number of titles then available.

We face competition from other software publishers, all of which generally sell through the same combination of channels that we do, including chain store, secular, Christian Bookseller’s Association, direct and online sales.

Specifically, and in relation to our QuickVerse® family of products, we believe that we are the market leader in our category. We currently compete with the following companies and products, among others, in the PC category:

•	Logos Research Systems, Inc. - Logos Series X®
•	Biblesoft, Inc.- BibleSoft PC Bible Study® Version 4
•	Thomas Nelson, Inc. - Nelson eBible®
•	WordSearch Bible Publishers - WordSearch® 7
•	Zondervan - Zondervan Bible Study Library®

Although each of these companies publishes software packages in several different variations, generally in a range that includes a standard package, an expanded package, and a deluxe package (the same way that we do), in each of these respective categories we believe that we tend to be the least expensive but the most comprehensive in terms of the number of Bibles and reference titles included. We believe QuickVerse’s® reputation to be among the most well-respected in its category.

In relation to our QuickVerse® Mobile products, we currently compete with the following companies and products, among others:

▪	Laridian - My Bible®
▪	Thomas Nelson, Inc. - Nelson eBible® for PDA
▪	Zondervan - NIV Bible Study Suite PDA®
▪	WordSearch Bible Publishers - Life Application Bible Pocket Library®
▪	Olive Tree Bible Publishers - Olive Tree Bible Software®

We believe that QuickVerse® Mobile is the market leader in CBA retail and a top performer in overall sales in the PDA Bible Software market. We believe QuickVerse® Mobile offers a high quality product along with a substantial amount of content at an affordable price.

Furthermore, we currently compete with the following companies and comparable products, among others, in relation to our QuickVerse® Macintosh products:

▪	Zondervan - Zondervan Bible Study Suite® for Macintosh®
▪	Oak Tree Software, Inc. - Accordance Bible Software®

QuickVerse® Macintosh was released in June 2005, and we believe that it is the market leader in CBA retail. QuickVerse® Macintosh was developed from the ground up to be a truly native OS-X application. As with the other QuickVerse® family of products, we believe QuickVerse® Macintosh tends to be the least expensive product in its category given its features and extensive collection of Bibles and Bible reference content.

In relation to our Membership Plus® products, we currently compete with the following companies and comparable products, among others:

•	ACS Technologies®
•	CCIS Church Software®
•	Church Data Master Plus®
•	Church Windows/Computer Helper®
•	Church Office®
•	Logos Management Software®
•	Power Church Software®
•	Servant PC®
•	Shelby Systems®
•	Shepard’s Staff® (Concordia Publishing House)
•	Specialty Software®

We believe that Membership Plus® is the market leader by a margin of over 100% in the church management software publishing category in terms of registered users. Membership Plus® packages are also among the least expensive products in the category.

We rely upon our product quality, marketing and sales abilities, proprietary technology and product development capability, the depth of our retail distribution channels and management experience to compete in the software industry. Although we believe that we are among the market leaders in each of our primary product categories, some of our competitors have longer operating histories, larger customer bases and greater financial, marketing, service, support, technical and other resources than we do. Due to these greater resources, certain of our competitors have the ability to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors and pay more to third-party software developers than we can. Moreover, we believe that competition from new entrants will increase as the market for faith-based products and services expands.

INTELLECTUAL PROPERTY

Overview

We rely for our business on a combination of copyrights, trademarks, and trade secrets to protect our intellectual property. Our copyrighted software content and the brand recognition associated with our related product trademarks are among the most important assets that we possess in our present ability to generate revenues and profits, and we rely very significantly on these intellectual property assets in being able to effectively compete in our market. Our intellectual property rights derive from a combination of licenses from third parties, internal development and confidentiality and non-disclosure agreements.

We cannot be certain that the precautions we have taken will provide meaningful protection from unauthorized use by others. If we must pursue litigation in the future to enforce or otherwise protect our intellectual property rights, or to determine the validity and scope of the proprietary rights of others, we may not prevail and will likely have to make substantial expenditures and divert valuable resources in the process. Finally, we may not have adequate remedies if our proprietary content is appropriated, our proprietary rights are violated or our trade secrets are disclosed.

Copyrights

Our copyrights, some of which have been registered and others of which remain unregistered, derive from a combination of program and source code embodied in software titles that we license from third parties, as well as program and source code embodied in software titles that we have internally developed on our own.

We entered into a license agreement in June 1999 with Parsons Technology, Inc. which forms the basis of our copyright protection for products that accounted for approximately 99% of our revenues in 2005, including those generated from sales of QuickVerse® and Membership Plus®, by far our two largest selling software titles. A copy of the license that we obtained from Parsons Technology, which has since been assigned to Riverdeep, Inc., the latest licensor-assignee in a succession of assignments by Parsons Technology that have occurred since June 1999, is incorporated by reference into this prospectus as Exhibit 10.3. At the time, it was acquired as part of a combination of related transactions involving ourselves, Parsons Technology, then a wholly-owned subsidiary of Mattel, Inc.®, and TLC Multimedia Inc., then also a wholly-owned subsidiary of Mattel, Inc.®. Aside from the license, the transactions involved an asset sale, a product distribution agreement, and a related services agreement. Taken as a whole, and essentially, we had acquired from TLC Multimedia a software publishing and sales division (known and referred to by many then as the “Parsons Church Group”). In accordance with its terms, we agreed to pay a one-time non-recurring fee of $5 million to obtain the license, which fee was payable over a subsequent approximate one year period. The related asset sale involved separate consideration.

The license that we acquired in 1999 provided us with the right, originally for a term of ten years, to publish, use, distribute, sublicense and sell, exclusively worldwide in non-secular channels and non-exclusively (with the continuing right retained by Riverdeep, Inc., successor to Parsons Technology) on an unrestricted basis in secular channels, a collection of 65 individual top-selling Christian-related software titles owned by Parsons Technology, including QuickVerse® and Membership Plus®, among others. The license covered a variety of other add-on content titles (e.g., various Bible translations, study guides and sermon preparation tools). The license also included the right for us to modify the programs (including the source code) in order to prepare derivative works and future versions of the programs, and stated that we would exclusively own all rights associated with any such modifications.

Beginning in 2000, we became involved in a series of mediations arising out of or otherwise in connection with the 1999 license. The first of these involved the payment terms of the $5 million licensing fee. Rather than making payments in accordance with the fee schedule as originally set forth in the agreement, we entered into an arrangement with Parsons Technology’s direct sales group whereby we provided resale products and in turn received an offset credit against the balance due under the fee provision in the license. The dispute centered on the amount of product actually resold, and, therefore, the amount of offset credit to which we were entitled. Prior to the resolution of this contest, a second dispute arose, naming Parsons Technology and ourselves, among others, as parties thereto. The first mediation was set aside, and ultimately resolved in conjunction with the latter proceeding described in the following paragraph.

In October 2001, due to being in arrears with respect to certain royalty payments owed to The Zondervan Corporation, then a content provider to QuickVerse®, we became party to a second mediation ultimately resulting in a multi-party settlement agreement, on October 20, 2003, the terms of which provided for our payment to Zondervan of $500,000 plus 5% simple interest in installments, as well as for our destruction of all inventory containing Zondervan-owned content, all of which we satisfied within months thereafter. As part of the settlement agreement, we received a covenant in perpetuity with respect to our rights under the 1999 license, effectively extending it indefinitely with no continuing financial obligations owed by us. A copy of the settlement agreement which resulted in the effective extension is incorporated by reference as Exhibit 10.14 to our Form 10-KSB for the year ended December 31, 2005.

Since 1999, the developments, including modifications and improvements, that we have made to the originally acquired copyrighted programs covered by the license have been extensive. We have used both in-house developers and third-party contractors in these modifications and improvements over which we retain the exclusive ownership. Given these developments, which have been made through five subsequent versions, eight different editions and three new platforms of QuickVerse® , five subsequent versions and one new edition of Membership Plus® , and various subsequent versions of some of the other titles to which we acquired rights under the license (including those in each of the print and graphics, pastoral, children’s, and language tutorial product categories), we believe that the real value of the copyrights associated with these titles lay almost exclusively at this point in the improvements that we own rather than the base copyrights that we were originally granted and that continue to be owned by Riverdeep, Inc. Moreover, it is our belief that the original source code covered by the license has been effectively rendered valueless by virtue of these subsequent modifications and improvements. Although we do not believe that any third parties have been granted any rights to date in addition to our own to publish or sell these titles into secular channels, and do believe that, even if this has occurred or should occur in the future, the barriers to entry created by the extensive developments that we have made and now own to these otherwise licensed titles would make it practically infeasible for any third party to effectively compete with us in relation to these products in any market, there can be no assurance that one or more competitors will not emerge at some point or that they will not impact on our sales and revenues.

As noted above, our largest-selling title, QuickVerse®, is one from which we originally derived our rights under the 1999 license. One of the features that make QuickVerse® such a popular title is its breadth of content. A very significant percentage of this content is licensed by us from various third-party content providers for inclusion in QuickVerse®. We are therefore responsible for paying royalties on a regular basis to these providers in connection with our sales of QuickVerse®. In total, we currently have content licensing agreements with 45 different publishers for approximately 765 individual Bible translations and other Biblical or related scholarly works which are incorporated in various editions of our QuickVerse® products, or in some cases sold as stand-alone or add-on content. These licensing agreements are typically non-exclusive and for a fixed duration (e.g., a term of 3 or 5 years). Royalties are generally paid within 30 days following the end of a quarter and are calculated as a percentage of net sales from a work (e.g., ranging from 3% to 10% according to the licensing agreements), based upon factors such as value as a stand-alone product as compared to, for example, value when bundled with other titles within a collective work. These license agreements typically cover content in the context of both stand-alone products and as bundled works. For example, consumers who purchase QuickVerse® pay the suggested retail price and are in part paying for the technology within the program along with the content. QuickVerse® titles sold to new consumers or new users are subject to royalties on all content within each specific QuickVerse® title. However, upgrade sales to existing users are only subject to royalties on new content additions of the upgraded version.

In addition to the copyrights associated with the 1999 license described above, copyright protection exists in relation to the software titles that we resell published by others. These copyrights, however, are held by the publishers and/or their respective third-party content providers.

While approximately 82% of our copyrighted software programs are registered with the U.S. Copyright Office, approximately 18% remain unregistered, including all of the works included in the enhancements that we have made to titles from which we originally derived our rights under the 1999 license. In the U.S., works afforded the benefit of copyright protection can either be registered with the U.S. Copyright Office or remain unregistered, and although registration offers certain advantages to the holder in being able to assert its rights (including a rebuttable presumption of ownership and entitlement to statutory damages and attorneys fees), the fact remains that an original work in the U.S. becomes protected by the copyright laws from the moment it is “fixed in a tangible medium,” which, as it relates to software, has long been interpreted to mean when it is stored on a hard drive or removable disk.

Trademarks

As part of the 1999 license, we acquired the unlimited right to use the registered trademarks associated with the various titles licensed thereunder exclusively worldwide in non-secular channels and non-exclusively in secular channels. Because of the fact that each of QuickVerse® and Membership Plus® had been on the market for approximately ten years by the time we acquired the license, and each had a substantial existing user base, the trademarks for these products alone were deemed at the time to be of great importance and value. We believe that our initiatives in introducing subsequent versions, editions and platforms of these titles since then, as well as our having maintained extremely high publishing standards throughout the period that we have been publishing these titles, have served to sustain and enhance the importance and value of these trademarks.

Trade Secrets

Whenever we deem it important for purposes of maintaining competitive advantages, our policy requires parties with whom we share, or who otherwise are likely to become privy to, our trade secrets or other confidential information, including source code, to execute and deliver to us confidentiality and/or non-disclosure agreements prior to their exposure to any such information. Among others, this includes employees, consultants and other advisors, including our in-house and outsourced software developers and collaborators, each of whom we require to execute such an agreement upon commencement of their employment, consulting or advisory relationships. These agreements generally provide that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us is to be kept confidential and not to be disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions conceived by the individual in the course of their employment or consulting relationship shall be our exclusive property.

EMPLOYEES

As of January 31, 2007, we had twenty-two full-time employees and one part-time employee. Of those twenty-three, four were part of the senior-level executive and financial management team, four were in the product development team, seven were on the sales team, and eight were in fulfillment, administration, and related support positions. For the fiscal year ended December 31, 2005, our annual payroll was approximately $1,603,000, equivalent to 25% of gross revenues. In addition, we have engaged the services of several consulting firms who are working full or part-time for us in the area of product development and marketing.

We rely heavily on our current officers in operating the business. We are not subject to any collective bargaining agreements and believe that our relationships with our employees are good.

LEGAL PROCEEDINGS

As of the date of this prospectus, there were no pending material legal proceedings to which we were a party and we are not aware that any were contemplated. There can be no assurance, however, that we will not be made a party to litigation in the future. Moreover, there can be no assurance that our insurance coverage will prove adequate to cover all liabilities arising out of any claims that may be initiated against us in the future. Any finding of liability imposed against us coupled with a lack of corresponding insurance coverage is likely to have an adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations.

PROPERTIES

Our principal executive offices are located at 11204 Davenport Street, Suite 100, Omaha, Nebraska. We lease this 6,500 square foot premises under a five year lease agreement with 11204, LLC. Our monthly rent is $8,309.14 and, as of January 31, 2007 there were approximately four months remaining under the lease.

We maintain additional leased office space in Naperville, Illinois for certain product development activity. We lease this 880 square foot premises under a three year lease agreement with Transwestern Commercial Services. Our monthly rent is $1,320.00 and there are two months remaining under the lease.

Two of our full-time employees work in home offices located in Cedar Rapids, Iowa. We do not pay for any space associated with these operations.

SEASONALITY

Our business is highly seasonal. More than 50% of our annual sales are expected to occur in the five months of September through January; the five months of April through August are generally our weakest, historically accounting for less than 30% of annual sales.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers and their ages as of January 31, 2007 were as follows:

Name	Age	Position
Steven Malone	40	Director, Chairman of the Board and President
John A. Kuehne, CA	49	Director
Kirk R. Rowland, CPA	46	Director and Chief Financial Officer
William Terrill	50	Chief Technology Officer
Brittian Edwards	43	Vice President, CBA Sales and Licensing

Steven Malone - Chairman of the Board of Directors, President and Chief Executive Officer

Mr. Malone has served as our President and Chief Executive Officer since March 2001 and as a director and Chairman of the Board since February 2002. Between July 2000 and March 2001, Mr. Malone was Senior Vice President and between June 1999 and July 2000 he was a Vice President. Mr. Malone possesses over eighteen years of experience in the computer industry, with the last twelve focused on software sales. As a National Account Manager from 1992 to 1996 for Grolier Interactive, he was responsible for their largest retail and distribution accounts. As Director of Corporate Sales from 1996 to 1998 for Software Publishing Corporation, he was responsible for the on-going sales growth of premiere corporate products, such as the award winning Harvard Graphics, as well as the introduction of several new products to the corporate marketplace. As Director of Sales from 1998 to1999 for InfoUSA, he was responsible for sales and marketing of InfoUSA’s products to retail, distribution, OEM and corporate accounts.

John A. Kuehne, CA - Director

Mr. Kuehne has served as one of our directors since December 2000. He is also currently a management consultant and the President of SmallCap Corporate Partners Inc., (www.smallcap.ca), a corporate finance and investor communications advisory firm for microcap public companies. He has held this position since August 2003. Prior to SmallCap, Mr. Kuehne served as a management consultant with Alliance Corporate Services Inc. from July 2000 through to June 2003. Mr. Kuehne worked in finance and accounting for Deloitte & Touche for eight years. He also has industry experience, including over seven years with Doman Industries Limited (1990 to 1999), a large private Canadian forest products company, where he eventually became Chief Financial Officer. As the CFO of Doman Industries, Mr. Kuehne gained practical experience in corporate finance and mergers and acquisitions, completing a $125 million senior note issue through Bear Stearns and the $140 million acquisition of Pacific Forest Products. Mr. Kuehne holds a Bachelor of Commerce degree from the University of Alberta (1984) and a Masters of Management from the J.L.Kellogg Graduate School of Management at Northwestern University (1990). From June 2000 to May 2004 he served as a director of Prospector Consolidated Resources Inc., a Canadian public company. From January 2003 to November 2004 he served as a director of Beau Pre Explorations Ltd., also a Canadian public company. Mr. Kuehne qualified as a Canadian Chartered Accountant in 1983 and as an American Certified Public Accountant in 1985.

Kirk R. Rowland, CPA - Chief Financial Officer

Mr. Rowland has served as our Chief Financial Officer and as one of our directors since April 2002. He served as our Vice President of Finance from March 2001 to April 2002, and as our Director of Finance from December 1999 through March 2001. Mr. Rowland has over seventeen years of experience in public accounting working in a multitude of industries, including insurance, manufacturing, and agriculture. Most recently, and from 1992 to 1999 he was a partner in Manning & Associates, P.C. a local Nebraska accounting firm. From 1984 to 1988, Mr. Rowland was a Senior Staff Accountant with KMG Main Hurdman (now KPMG), an international accounting firm, and from 1988 to 1992 he was an Audit Supervisor with Sommer, Magnuson, & Dawson, P.C.

William Terrill - Chief Technology Officer

Mr. Terrill rejoined us in July 2002 as our Chief Technology Officer after having been involved with us from July 1999 to July 2000. He has over 26 years of experience managing software divisions and technology efforts for us, The Learning Company, Mindscape, and The Software Toolworks. As Vice President of the Parsons Church Division for The Learning Company, from January 1999 to July 1999, Mr. Terrill managed a 30% annual revenue increase and shared responsibilities in the transaction that resulted in our acquiring that division. Mr. Terrill was the Senior Vice President Reference Products Division for Mindscape from 1989 to 1995 managing revenues exceeding $14 million. He has extensive experience managing international software development teams in China, Singapore, United Kingdom, India, and Russia. Mr. Terrill has experience with joint ventures, spin-offs, mergers, IPOs, and corporate acquisitions. In addition, Mr. Terrill has lead software product marketing teams and content/media acquisition efforts for over ten years. As a consultant from 1996 to 1998, Mr. Terrill has extensive experience leading large-scale product development and information technology efforts for Navistar, Nalco Chemical, American Express, Motorola, and IBM Global Services. From July 2000 to July 2002, Mr. Terrill served as the IT Integration Program Manager for Blue Diamond Joint Venture between Ford Motor Company and International Truck and Engine Corporation.

Brittian Edwards - Vice President of CBA Sales and Licensing

Mr. Edwards has served as our Vice President of CBA Sales and Licensing since July 2004. Mr. Edwards served as our Vice President of Sales from April 2002 to July 2004 and director of Christian Booksellers Association Sales from July 1999 to April 2002. Mr. Edwards has been in the Christian Booksellers Association marketplace for more than 18 years. He began his career in 1988 with LifeWay Christian Resources as LifeWay Christian Stores retail manager. He then worked successfully for Genesis Marketing Group from 1994 to 1995 as a Sales Manager for Texas, Oklahoma, Louisiana and New Mexico. From there he served as a Product Manager for the largest Christian distributor, Spring Arbor, which is now owned by Ingram Book Group. He left Spring Arbor as National Sales Manager in 1988 to become the National Sales Manager for Parsons Technology, then owned by Broderbund.

Board of Directors Committees

There are currently two standing committees comprised of members of our board of directors. These include our audit committee and our compensation committee.

Since December 2000, we have maintained an audit committee. We currently only have one member, John A. Kuehne, who is a “financial expert” (as defined in Regulation 228.401(e)(1)(i)(A) of Regulation S-B) serving on our audit committee. Mr. Kuehne qualifies as an “independent” director under Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act of 1934.

Since July 2003, we have maintained a compensation committee. We currently only have one member, John A. Kuehne, serving on our compensation committee.

On March 31, 2006, Dr. Henry M. Washington resigned as a member of our board of directors as a result of other professional obligations, leaving us with only one independent director and causing the entire board to temporarily function as the audit and compensation committee. As of the date of this filing, and despite our efforts to do so, we have not yet identified a suitable replacement.

Disclosure Policy Committee

Since September 2002, we have had a Disclosure Controls and Procedure Officer Committee (the “Disclosure Policy Committee”). The current members of the Disclosure Policy Committee include Steven Malone, John A. Kuehne, and Kirk R. Rowland. The Disclosure Policy Committee has implemented disclosure controls and procedures that meet the standards established by Rule 13a-15 of the Securities Exchange Act.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation awarded to, earned or paid, for each of the last four fiscal years to our Chief Executive Officer and each of our executive officers earning a total annual salary and bonus of $100,000 or more during any such fiscal year. Steven Malone has served as our President and Chief Executive Officer since March 2001. William Terrill has served as our Chief Technology Officer since July 2002. Kirk R. Rowland has served as our Chief Financial Officer and director since April 2002. No other individuals employed by us earned a total annual salary and bonus in excess of $100,000 during the fiscal year ended December 31, 2005.

							Long Term Compensation Awards
		Annual Compensation						Awards				Payouts
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation		Restricted Stock Awards		Securities Underlying Options/SARs (#)		LTIP Payouts		All Other Compensation
Steven Malone,	2005	$150,000	$	---	$	---	$	---	$	---	$	---	$	---
President and Chief Executive Officer	2004	$150,000		$22,192	$	---	$	---	$	---	$	---	$	---
	2003	$150,000		$18,079	$	---	$	---	$	---	$	---	$	---
	2002	$150,000		$2,203	$	---		$37,306	$	---	$	---	$	---
William Terrill	2005	$150,000	$	---	$	---	$	---	$	---	$	---	$	---
Chief Technology Officer	2004	$150,000		$22,192	$	---	$	---	$	---	$	---	$	---
	2003	$150,000		$18,079	$	---		$14,536		$500,000	$	---	$	---
	2002	$72,115		$2,203	$	---	$	---		$500,000	$	---	$	---
Kirk R. Rowland	2005	$110,000	$	---	$	---	$	---	$	---	$	---	$	---
Chief Financial Officer	2004	$108,846		$22,192	$	---	$	---	$	---	$	---	$	---
	2003	$82,306		$18,079	$	---	$	---	$	---	$	---	$	---
	2002	$80,000	$	---	$	---		$31,807	$	---	$	---	$	---

Information Concerning Stock Options

Our Stock Incentive Plan, adopted in 1999, authorizes the issuance of various forms of stock-based awards including incentive and nonqualified stock options, stock appreciation rights attached to stock options, and restricted stock awards to our directors, officers and other key employees. In accordance with the terms of the Stock Incentive Plan, stock options are granted at an exercise price as determined by our board of directors at the time any such option is granted but which may not be less than the par value of our common shares ($.001).

We did not grant stock options during the fiscal year ended December 31, 2005. No executive exercised any stock options during the fiscal year 2005.

Option/SAR Grants in Last Fiscal Year

Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year		Exercise or Base Price($/Sh)	Expiration Date
Steven Malone	---	---	$	---	N/A
William Terrill	---	---	$	---	N/A
Kirk R. Rowland	---	---	$	---	N/A

The following table sets forth the number of stock options/SARs held by the executive officers named in the Summary Compensation Table for the fiscal year ended December 31, 2005 and the value of unexercised “in-the-money” stock options/SARs held which represents the positive difference between the exercise price and the market price at fiscal year end. No such executive exercised any stock options/SARs during the fiscal year 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

Name	Shares Acquired on Exercise (#)		Value Realized ($)	Number of Unexercised Options/SARs at Fiscal Year End		Value of Unexercised “In-The-Money”Options/SARs at Fiscal Year End
Steven Malone	---	$	---	250,000	$	---
William Terrill	---	$	---	1,000,000		$50,000
Kirk R. Rowland	---	$	---	150,000	$	---

EMPLOYMENT AGREEMENTS

Mr. Malone is employed by us pursuant to a two-year employment agreement extension, which extension commenced on March 31, 2006, and which is a term extension to the previous employment agreement originally dated July 25, 2003. The original agreement provided for a base annual salary equal to $150,000 and an annual bonus equal to 1% of our net income. In the event Mr. Malone is terminated by us for reason other than cause, we are required to pay him his then base salary until the later of (i) the expiration of the employment agreement or (ii) one year. Mr. Malone has agreed to refrain from competing with us for a period of one year following the termination of his employment.

Mr. Terrill is employed by us pursuant to a two-year employment agreement extension, which extension commenced on March 31, 2006, and which is a term extension to the previous employment agreement originally dated June 7, 2002. The original agreement provided for a base annual salary equal to $150,000, an annual bonus equal to 1% of our net income, 500,000 stock options upon his start date at an exercise price of $0.05 per share, and an additional 500,000 stock options upon the one year anniversary of his start date based on performance criteria outlined in a separate agreement. The agreement also included a signing cash bonus of $10,000, which was converted on July 25, 2003 into 250,000 common shares at the market price of $0.04 per share, the quoted trading price on the date the agreement was reached. In the event Mr. Terrill is terminated by us for reason other than cause, we are required to pay him his then base salary until the later of (i) the expiration of the employment agreement or (ii) one year. Mr. Terrill has agreed to refrain from competing with us for a period of one year following the termination of his employment.

Mr. Rowland is employed by us pursuant to a two-year employment agreement extension, which extension commenced on March 31, 2006, and which is a term extension to the previous employment agreement originally dated July 25, 2003. The original agreement provided for a base annual salary equal to $110,000 and an annual bonus equal to 1% of our net income. In the event Mr. Rowland is terminated by us for reason other than cause, we are required to pay him his then base salary until the later of (i) the expiration of the employment agreement or (ii) one year. Mr. Rowland has agreed to refrain from competing with us for a period of one year following the termination of his employment.

DIRECTOR COMPENSATION

Pursuant to authority granted under Article III, Section 13 of our bylaws, non-officer directors are entitled to such compensation as our board of directors shall from time to time determine. On July 25, 2003, we resolved to issue each of our outside directors 300,000 shares of common stock valued at $0.045 per share in lieu of cash and meeting fees, for the period April 1, 2002 through June 30, 2003. On June 4, 2004, we resolved to issue our outside directors a total of 324,074 shares of common stock valued at $0.081 per share in lieu of cash and meeting fees, for the period July 1, 2003 through August 31, 2004. These shares were issued on September 9, 2004. On March 31, 2006, we resolved to issue our outside directors a total of 438,462 shares of common stock valued at $0.13 per share in lieu of cash and meeting fees, for the period September 1, 2004 through March 31, 2006. On October 26, 2006, we resolved to issue our outside director a total of 480,000 shares of common stock valued at $0.025 per share in lieu of cash and meeting fees, for the period of April 1, 2006 through September 30, 2006. As of the date of this prospectus, we have accrued approximately $8,000 in director’s fees for our outside director for the period of October 1, 2006 through January 31, 2007.

INDEMNIFICATION

Nevada law authorizes a Nevada corporation to indemnify its officers and directors against claims or liabilities arising out of such person’s conduct as officers or directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company for which they serve. Our articles of incorporation provide for indemnification of our directors. In addition, our Bylaws provide for indemnification of our directors, officers, employees or agents. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The tables below set forth information regarding the beneficial ownership of our common stock as of January 31, 2007. The information in these tables provides the ownership information for:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock and those rights to acquire additional shares within sixty days. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares of common stock indicated as beneficially owned by them, except to the extent such power may be shared with a spouse. Common stock beneficially owned and percentage ownership are based on 49,788,317 shares of common stock currently outstanding (reflects a 1-for-50 reverse stock-split of our common stock that occurred in 1997 and a 1-for-20 reverse stock-split of our common stock that occurred on March 18, 1998) and 23,000,000 additional shares potentially acquired within sixty days for a total of 72,788,317 shares. The address of each person listed is in care of Findex.com, Inc., 11204 Davenport Street, Suite 100, Omaha, Nebraska 68154.

Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Barron Partners, LP (1)	43,750,000	60.1%

(1)	Consists of warrants to acquire up to 21,875,000 shares of common stock, all of which are presently exercisable, and 21,875,000 common shares directly owned.

Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Steven Malone (1)	2,203,111	3 .0%
John A. Kuehne (2)	2,464,157	3 .4%
Kirk R. Rowland (3)	1,819,111	2 .5%
William Terrill (4)	1,751,127	2 .4%
All officers and directors as a group of (4 persons)	8,237,506	11.3%

(1)
Consists of stock options to acquire up to 250,000 shares of common stock, all of which are presently exercisable, 1,719,111 common shares directly owned, and stock options to acquire up to 110,000 shares of common stock all of which are presently exercisable and 124,000 common shares indirectly owned through spouse.

(2)	Consists of stock options to acquire up to 175,000 shares of common stock, all of which are presently exercisable and 2,289,157 common shares directly owned.

(3)	Consists of stock options to acquire up to 150,000 shares of common stock, all of which are presently exercisable and 1,669,111 common shares directly owned.

(4)	Consists of stock options to acquire up to 1,000,000 shares of common stock, all of which are presently exercisable and 751,127 common shares directly owned.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July 19, 2004, we entered into a certain Stock Purchase Agreement pursuant to which we agreed to issue and sell 21,875,000 restricted shares of our common stock to Barron Partners, LP, a New York based institutional investor, at a price of $0.08 per share. Under the terms of transaction, Barron Partners, LP received two of our common stock purchase warrants. The first warrant entitles the holder, for a period of up to five years, to purchase up to 10,937,500 common shares at a price of $0.18 per share, subject to standard adjustment provisions.  The second warrant entitles the holder, also for a period of up to five years, to purchase up to 10,937,500 additional common shares at a price of $0.60 per share, subject to standard adjustment provisions. As part of the financing transaction, we also entered into a certain Registration Rights Agreement with Barron Partners, LP pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable under the warrants.

Upon receipt of the requisite stockholder approval to increase the number of authorized common shares so as to allow us to deliver the warrants, effectively obtained and effectuated as of November 10, 2004, we had 30 days within which to file a registration statement on Form SB-2 covering the shares issued to Barron Partners, as well as the shares underlying the warrants issued to Barron Partners. Accordingly, this registration statement was filed on November 22, 2004. On February 1, 2006, the SEC declared this registration statement effective. Due to continued delays in effectiveness of this registration statement (due principally to ongoing efforts made necessary by our determination to restate certain of our historical financial information), and in accordance with the Registration Rights Agreement, we accrued a total of approximately $490,000 (284 days at $1,726 per day) in penalties, of which we had paid $150,000 prior to April 7, 2006. On April 7, 2006, we issued a two-year promissory note for $336,000 together with simple interest at the rate of 8% per annum to Barron Partners for the unpaid registration rights penalties. The note agreement calls for monthly installments for the first twelve months of $10,000, beginning May 1, 2006 and $20,000 per month thereafter. The accrual and payment on the registration rights penalties has had a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations.

As of the date hereof, Barron Partners, LP owns 44.0% of our outstanding common stock and, subject to the restrictions contained in Article VII, subsection B of our Articles of Incorporation, controls the vote associated with such shares.

INTEREST OF NAMED EXPERTS AND COUNSEL

The validity of the securities being registered by this registration statement is being passed upon for the registrant by the legal firm of M.M. Membrado, PLLC, corporate counsel to the Registrant. Membrado has, in the past, either directly or through its affiliates, received warrants currently exercisable to purchase 150,000 shares of common stock at an exercise price of $0.022 per share and 300,000 shares of common stock at an exercise price of $0.13 per share. These warrants expire between April 7, 2009 and March 30, 2009, respectively.

SELLING STOCKHOLDERS

On July 19, 2004, we entered into a certain Stock Purchase Agreement pursuant to which we agreed to issue and sell 21,875,000 restricted shares of our common stock to Barron Partners, LP, a New York based institutional investor, at a price of $0.08 per share. The Regulation D Rule 506 private placement transaction, which closed on July 26, 2004, resulted in gross equity financing proceeds to us in the amount of $1,750,000. As of the date hereof, Barron Partners, LP owns 44.0% of our outstanding common stock and, subject to the restrictions contained in Article VII, subsection B of our articles of incorporation, controls the vote associated with such shares. Under the terms of transaction (as subsequently amended), Barron Partners, LP received two of our common stock purchase warrants. The first warrant entitles the holder, for a period of up to five years from November 10, 2004, to purchase up to 10,937,500 common shares at a price of $0.18 per share, subject to adjustment based on the occurrence of certain events. The second warrant entitles the holder, also for a period of up to five years from November 10, 2004, to purchase up to 10,937,500 additional common shares at a price of $0.60 per share, also subject to adjustment based on the occurrence of certain events.

In addition to the shares of our common stock issued to Barron Partners, LP and the common stock issuable upon exercise of the warrants issued to Barron Partners, LP, we are also registering the following:

•	2,000,000 shares of our common stock issued as of November 16, 2004 upon conversion of $240,000 of previously outstanding debt securities;
•	466,666 shares of our common stock issued as of December 31, 2004 upon conversion of $23,333 of previously outstanding debt securities; and
•	1,125,000 shares of our common stock issuable upon exercise of warrants previously issued to a number of our consultants/service providers.

The following table sets forth the following information as of the date of this prospectus, with respect to Barron Partners, LP and the other selling stockholders for whom we are registering shares for resale to the public: (1) the name of each selling stockholder, (2) the number of shares of our common stock beneficially owned by each selling stockholder, including the number of shares purchasable upon exercise within 60 days of warrants, (3) the number of shares of common stock registered for sale pursuant to this prospectus, (4) the number of shares of common stock that the selling stockholders would own if they sold all of their shares registered by this prospectus, and (5) the percentage of our outstanding common stock that would be beneficially owned by such selling stockholder if they sold all of their shares registered by this prospectus.

Except as set forth below, none of the selling stockholders currently is an affiliate of ours, and none of them has had a material relationship with us during the past three years. An asterisk in the table indicates a corresponding common stock ownership of less than one percent (1%).

Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Registered For Sale in this Prospectus	Number of Shares to be Beneficially Owned After the Offering	Percentage of Outstanding Shares to be Owned After the Offering(1)
Barron Partners, LP (2)	43,750,000	43,750,000	---	*

C. James Jensen (3)	1,000,000	1,000,000	---	*

2030 Investors, LLC (4)	1,000,000	1,000,000	---	*

Robert Chamberlain (5)	62,500	62,500	---	*

Kevin Reagan (6)	62,500	62,500	---	*

Michael M. Membrado (7)	150,000	150,000	---	*

Ronald Ardt (8)	1,891,599	716,666	1,174,933	1.60%

Joseph Abrams (9)	600,000	600,000	---	*

Total	48,516,599	47,341,666	1,174,933	1.60%

* Represents less than one percent.

(1)
Assumes that the selling stockholders will resell all of the registered shares. Because the selling stockholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of shares of common stock that each stockholder will own upon completion of this offering.

(2)
Includes 21,875,000 unregistered common shares issued to an accredited investor pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of $1,750,000, as based on the value of our securities on the date of issuance. Further includes two unregistered common stock warrants each issued to an accredited investor pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, each for consideration in the amount of $576,042, as based on the value of our securities on the date of issuance. The first warrant would entitle the holder to purchase up to 10,937,500 common shares at a price of $0.18 per share, subject to standard adjustment provisions and the second warrant would entitle the holder to purchase up to 10,937,500 additional common shares at a price of $0.60 per share, also subject to standard adjustment provisions. By virtue of these holdings, Barron Partners, LP is deemed to be an “affiliate” of ours and is therefore subject to certain regulations not otherwise applicable. Voting and/or investment power over these common shares and warrants is held by Andrew Barron Worden, a principal in the general partnership of Barron Partners, LP. Barron Partners, LP has represented to us that it was neither a broker-dealer nor an affiliate of any broker-dealer at the time of the acquisition and had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of any of the securities being registered hereunder.

(3)
Includes 1,000,000 unregistered common shares acquired as of November 16, 2004 upon conversion of a promissory note, in accordance with Section 3(a)(9), which note was originally issued September 30, 2004 to an accredited investor pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of $120,000, as based on the value of our securities on the date of issuance, in connection with a loan to us in the same amount. C. James Jensen has represented to us that he was not affiliated with any broker-dealer at the time of the acquisition and had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of any of the securities being registered hereunder.

(4)
Includes 1,000,000 unregistered common shares acquired as of November 16, 2004 upon conversion of a promissory note, in accordance with Section 3(a)(9) of the Securities Act, which note was originally issued September 30, 2004 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, for consideration in the amount of $120,000, as based on the value of our securities on the date of issuance, in connection with a loan to us in the same amount. Voting and/or investment power over these common shares is held by Ellison Morgan of 2030 Investors, LLC. 2030 Investors, LLC has represented to us that it was neither a broker-dealer nor an affiliate of any broker-dealer at the time of the acquisition and had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of any of the securities being registered hereunder.

(5)
Includes a single unregistered warrant to purchase a total of 62,500 common shares at a price of $0.148 per share issued as of February 19, 2001 under the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in partial consideration of certain business consulting services. The value attributed to the warrant was $19,750, as based on the value of our securities on the date of issuance. Mr. Chamberlain has represented to us that he was not affiliated with any broker-dealer at the time of the acquisition and had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of any of the securities being registered hereunder.

(6)
Includes a single unregistered warrant to purchase a total of 62,500 common shares at a price of $0.148 per share issued as of February 19, 2001 under the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in partial consideration of certain business consulting services. The value attributed to the warrant was $19,750, as based on the value of our securities on the date of issuance. Mr. Reagan has represented to us that he was not affiliated with any broker-dealer at the time of the acquisition and had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of any of the securities being registered hereunder.

(7)
Includes a single unregistered warrant to purchase up to 150,000 common shares at a price of $0.022 per share issued as of April 7, 2004 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of the granting of extension of payment terms on amounts previously owed. The value attributable to the warrant was $3,300, as based on the value of our securities on the date of issuance. Mr. Membrado is the sole principal of M.M. Membrado, PLLC our corporate legal counsel. Voting and/or investment power over this warrant is held by Michael M. Membrado of M.M. Membrado, PLLC. Mr. Membrado has represented to us that he was not affiliated with any broker-dealer at the time of the acquisition and had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of any of the securities being registered hereunder.

(8)
Includes the following:

(a)   668,625 common shares beneficially owned directly, including (i) 35,500 common shares acquired as of April 28, 2000 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of a cash investment of $71,000 ($2.00 per share), (ii) an additional 22,875 common shares acquired as of April 28, 2000 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of part of a 15% placement agent commission payable in connection with a previous private offering by us (based on $2.00 per share), (iii) 10,000 common shares acquired as of August 18, 2000 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of a certain corporate development consulting agreement, (iv) 204,000 common shares acquired as of March 7, 2002 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of a settlement of a claim by Mr. Ardt for failure on our part to have fulfilled certain registration obligations associated with common shares previously sold to him, (v) a warrant to purchase up to 250,000 common shares, acquired as of June 3, 2002 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of the satisfaction of $ 27,917.68 in consulting fees then due, (vi) 137,250 common shares acquired as of September 20, 2002 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in further consideration of the settlement for failure on our part to have fulfilled certain registration obligations associated with common shares previously sold to Mr. Ardt, and (vii) an additional 9,000 common shares acquired as of September 20, 2002 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of delays in issuing shares associated with the settlement for failure on our part to have fulfilled certain registration obligations associated with common shares previously sold to Mr. Ardt.

(b)   901,666 common shares beneficially owned through Business Investor Services, Inc., including (i) 60,000 common shares acquired as of April 28, 2000 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of a cash investment of $71,000 ($2.00 per share), (ii) 15,000 common shares acquired as of August 18, 2000 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Regulation D promulgated thereunder, in consideration of a certain corporate development consulting agreement, (iii) 360,000 common shares acquired as of March 7, 2002 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of a settlement of a claim by Business Investor Services, Inc. for failure on our part to have fulfilled certain registration obligations associated with common shares previously sold to it, and (iv) 466,666 common shares acquired pursuant to Section 3(a)(9) under the Securities Act as of December 31, 2004 upon partial conversion (in the amount of $23,333.33) of a convertible promissory note in the original face amount of $33,333 originally issued on May 31, 2002 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder.

(c)   321,308 common shares beneficially owned through Ardt Investment Management, Inc., including (i) 25,000 common shares acquired as of August 18, 2000 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Regulation D promulgated thereunder, in consideration of a certain corporate development consulting agreement, and (ii) a warrant to purchase up to 296,308 common shares acquired as of November 8, 2002 pursuant to the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of the satisfaction of $8,869 in consulting fees then due.

Voting and/or investment power over all of these securities is held by Ronald Ardt. At the time of each of these acquisitions except for that one occurring in 2004, Mr. Ardt was the owner and securities principal of Travis Morgan Securities, Inc. then an NASD registered broker-dealer, and was a securities principal in an OSJ (Office of Supervisory Jurisdiction) with RichMark Capital Corporation, also then an NASD registered broker-dealer, up until July 16, 2000. Since 2003, Mr. Ardt has been a securities principal with Worth Securities Inc. (formerly ProMark Securities Inc.). Also at the time of these acquisitions, Mr. Ardt had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of any of the securities being registered hereunder.

(9)
Includes a single unregistered warrant to purchase up to 600,000 common shares at a price of $0.15 per share issued as of May 21, 2004 under the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder, in consideration of certain business consulting services in an amount equal to $59,915, as based on the value of our securities on the date of issuance. Joseph Abrams has represented to us that he was not an affiliate of any broker-dealer at the time of the acquisition and had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of any of the securities being registered hereunder.

PLAN OF DISTRIBUTION

Each selling stockholder is free to offer and sell his or her shares of our common stock at such times, in such manner and at such prices as he or she may determine. The types of transactions in which the shares of our common stock are sold may include transactions in the over-the-counter market (including block transactions), negotiated transactions, the settlement of short sales of our common stock, or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of our common stock.

The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. They may also receive compensation from the purchasers of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Barron Partners, LP is, and each of the other selling stockholders and any broker-dealer that assists in the sale of our common stock may be deemed to be, an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the shares of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions. The selling stockholders may agree to indemnify broker-dealers for transactions involving sales of our common stock against certain liabilities, including liabilities arising under the Securities Act.

Because Barron Partners, LP is, and each of the other selling stockholders may be deemed to be, an underwriter within the meaning of Section 2(a)(11) of the Securities Act, Barron Partners, LP, and the other selling stockholders will be subject to prospectus delivery requirements.

Prior to any sales of the shares being registered hereunder, we will have informed Barron Partners, LP that the anti-manipulation rules of the SEC, including Regulation M promulgated under the Securities Exchange Act, will apply to its sales in the market, and we will have informed the other selling stockholders that these anti-manipulation rules may apply to their sales in the market. Also prior to any sales of the shares being registered hereunder, we will have provided all of the selling stockholders with a copy of such rules and regulations.

Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other person distributing our common stock. The anti-manipulation rules under the Securities Exchange Act may apply to sales of shares of our common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Securities Exchange Act may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Rules 101 and 102 of Regulation M under the Securities Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

Barron Partners, LP and the other selling stockholders will pay all commissions, transfer taxes and other expenses associated with their sales. The shares offered hereby are being registered pursuant to our contractual obligations, and we have agreed to pay the expenses of the preparation of this prospectus.

DESCRIPTION OF SECURITIES

The following summary description of our capital stock is a summary and is qualified in its entirety by reference to our articles of incorporation, as amended to date, and our bylaws. All material terms of these referenced documents are disclosed in this document.

We have an authorized capitalization of 120,000,000 shares of common stock, $.001 par value per share and 5,000,000 authorized shares of preferred stock, $.001 par value per share. Our articles of incorporation authorize our board of directors to direct the issuance of shares of preferred stock in one or more series from time to time and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of each series of preferred stock. These may include voting rights, dividend rates and whether dividends are cumulative, terms and conditions of redemption or conversion, and rights upon liquidation.

COMMON STOCK

We have an authorized capitalization of 120,000,000 shares of common stock, $.001 par value per share. As of January 31, 2007, there were 49,788,317 shares of our common stock issued and outstanding. The holders of our common stock are entitled to one non-cumulative vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive ratably any dividends that are declared by our board of directors out of funds legally available therefore and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs. Holders of our common stock have no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto.

PREFERRED STOCK

We have an authorized capitalization of 5,000,000 authorized shares of preferred stock, $.001 par value per share. Our board of directors, without stockholder approval, may designate and issue from time to time various series of preferred stock with rights, preferences and privileges as they deem appropriate, including without limitation liquidation preferences, redemption rights, consent rights, voting rights and conversion rights (including those containing anti-dilution protections) that could materially and adversely impact of the interests of holders of our common stock. The issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of our common stock. In addition, the issuance of preferred stock may have the effect of delaying or preventing a change of our control.

Although we have previously designated and had issued and outstanding two series of convertible preferred stock, all shares of such serial preferred stocks have since been converted to common stock and, as of January 31, 2007, there were no outstanding shares of our preferred stock. We have no present intention or plans to designate any series, or to issue any additional shares, of preferred stock. There can be no assurance, however, that we will not designate and issue additional series of preferred stock in the future.

DIVIDEND POLICY

Payment of dividends is solely at the discretion of our board of directors. We have never declared cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

MARKET INFORMATION

Our common stock is traded on the OTC Bulletin Board, a service provided by the Nasdaq Stock Market Inc., under the symbol, “FIND”.

The following table sets forth for the periods indicated the high and low bid prices for our common stock as reported each quarterly period within the last three fiscal years on the OTC Bulletin Board, and as obtained from BigCharts.com. The prices are inter-dealer prices, do not include retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Common Stock

2004	High	Low
First Quarter	$0.055	$0.020
Second Quarter	$0.400	$0.018
Third Quarter	$0.250	$0.090
Fourth Quarter	$0.190	$0.060

2005	High	Low
First Quarter	$0.150	$0.070
Second Quarter	$0.150	$0.090
Third Quarter	$0.140	$0.070
Fourth Quarter	$0.170	$0.070

2006	High	Low
First Quarter	$0.150	$0.090
Second Quarter	$0.150	$0.040
Third Quarter	$0.080	$0.030
Fourth Quarter	$0.060	$0.030

On January 30, 2007, the closing bid price of our common stock was $0.036 and there were approximately 800 stockholders of record, excluding stock held in street name.

The SEC has adopted Rule 15g-9 under the Securities Exchange Act of 1934 which establishes the definition of a “penny stock” for the purposes relevant to us, as any equity security having a market price of less than $5.00 per share or carrying an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

For these reasons, and generally, brokers may be less willing to execute transactions in securities subject to the penny stock rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

TRANSFER AGENT

The transfer agent for our common stock is Continental Stock Transfer and Trust Company, 2 Broadway, New York, New York 10004.

LEGAL MATTERS

M.M. Membrado, PLLC, 115 East 57th Street, Suite 1006, New York, New York, 10022 has passed on the validity of the shares of common stock and underlying the shares of common stock previously unexercised warrants offered hereby.

EXPERTS

The audited consolidated financial statements included in this prospectus have been audited by Brimmer, Burek & Keelan LLP and Chisholm, Bierwolf & Nilson, LLC, independent certified public accountants, and are included herein in reliance upon the report of said firms given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the rules and regulations of the SEC. For further information with respect to our company and this offering, we refer you to the registration statement and exhibits filed as part of it. You may inspect the registration statement, including the exhibits thereto, without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of all or any portion of the registration statement from the Public Reference Room, upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 942-8090. You may also access such material electronically by means of the SEC’s home page on the Internet located at www.sec.gov. Descriptions contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete and each such description is qualified by reference to such contract or document.

Findex.com, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	September 30, 2006		December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$992		$119,560
Accounts receivable, trade, net	270,209		405,380
Inventory	151,013		214,604
Other current assets	235,887		128,206
Total current assets	658,101		867,750
Property and equipment, net	79,985		114,191
Software license, net	1,384,645		1,762,276
Capitalized software development costs, net	518,216		707,067
Other assets	276,568		253,001
Total assets	$2,917,515		$3,704,285

Liabilities and stockholders’ equity
Current liabilities:
Note payable	$75,000	$	---
Accounts payable, trade	712,411		556,042
Accrued royalties	574,129		472,548
Derivative liabilities	952,914		2,062,462
Other current liabilities	551,991		802,395
Total current liabilities	2,866,445		3,893,447
Long-term obligations	156,961		52,891
Commitments and contingencies (Note 8)
Stockholders’ equity:
Common stock	49,558		48,620
Paid-in capital	7,595,437		7,461,424
Retained (deficit)	(7,750,886)		(7,752,097)
Total stockholders’ equity	(105,891)		(242,053)
Total liabilities and stockholders’ equity	$2,917,515		$3,704,285

See accompanying notes.

Findex.com, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenues, net of reserves and allowances	$826,127	$1,023,609	$2,586,197	$3,978,019
Cost of sales	391,771	450,413	1,361,157	1,410,191
Gross profit	434,356	573,196	1,225,040	2,567,828
Operating expenses:
Sales and marketing	193,223	562,868	580,684	1,297,836
General and administrative	385,658	212,261	1,310,340	1,419,057
Other operating expenses	133,146	152,336	424,567	466,553
Total operating expenses	712,027	927,465	2,315,591	3,183,446
Loss from operations	(277,671)	(354,269)	(1,090,551)	(615,618)
Other expenses, net	(47,898)	(5,234)	(57,929)	(12,009)
Registration rights penalties	---	(158,792)	(49,314)	(277,792)
Gain (loss) on valuation adjustment of derivatives	237,009	(328,121)	1,109,548	(874,992)
Loss before income taxes	(88,560)	(846,416)	(88,246)	(1,780,411)
Income tax (provision) benefit	114,909	(111,976)	89,457	187,182
Net income (loss)	$26,349	$(958,392)	1,211	(1,593,229)
Retained deficit at beginning of year			(7,752,097)	(6,170,830)
Retained deficit at end of period			$(7,750,886)	$(7,764,059)

Net income (loss) per share:
Basic	$0.00	$(0.02)	$0.00	$(0.03)
Diluted	$0.00	$(0.02)	$0.00	$(0.03)

Weighted average shares outstanding:
Basic	49,558,317	48,619,855	49,294,214	48,619,855
Diluted	51,167,410	48,619,855	51,660,240	48,619,855

See accompanying notes.

Findex.com, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

Nine Months Ended September 30	2006	2005

Cash flows from operating activities:
Cash received from customers	$2,683,215	$4,049,153
Cash paid to suppliers and employees	(2,375,960)	(3,565,309)
Other operating activities, net	(16,204)	(3,910)
Net cash provided by operating activities	291,051	479,934
Cash flows from investing activities:
Software development costs	(412,108)	(766,151)
Other investing activities, net	(12,955)	15,300
Net cash (used) by investing activities	(425,063)	(750,851)
Cash flows from financing activities:
Proceeds from note payable, net	75,000	---
Payments made on long-term notes payable	(59,556)	(30,604)
Net cash provided (used) by financing activities	15,444	(30,604)
Net (decrease) in cash and cash equivalents	(118,568)	(301,521)
Cash and cash equivalents, beginning of year	119,560	341,359
Cash and cash equivalents, end of period	$992	$39,838

Reconciliation of net income (loss) to cash flows from operating activities:
Net income (loss)	$1,211	$(1,593,229)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Software development costs amortized	600,959	524,989
(Gain) loss on fair value adjustment of derivatives	(1,109,548)	874,992
Bad debts (benefit) provision	(11,216)	29,650
Depreciation & amortization	435,783	436,903
Noncash operating expenses	69,997	---
Loss on disposal of property and equipment	1,746	1,869
Change in assets and liabilities:
Decrease in accounts receivable	146,387	71,786
Decrease in inventories	63,591	22,231
Decrease in refundable taxes	5,764	7,164
(Increase) decrease in prepaid expenses	(7,603)	55,509
Increase in accrued royalties	101,581	40,831
Increase in accounts payable	164,327	65,858
Increase in income taxes payable	---	180
(Decrease) in deferred taxes	(89,457)	(187,362)
(Decrease) increase in other liabilities	(82,471)	128,563
Net cash provided by operating activities	$291,051	$479,934

See accompanying notes.

Findex.com, Inc.
Notes to Condensed Consolidated Financial Statements
September 30, 2006
(Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by Generally Accepted Accounting Principles for complete financial statements. The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of Findex.com, Inc. included in our Form 10-KSB for the fiscal year ended December 31, 2005.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Significant estimates used in the consolidated financial statements include the estimates of (i) doubtful accounts, sales returns, price protection and rebates, (ii) provision for income taxes and realizability of the deferred tax assets, and (iii) the life and realization of identifiable intangible assets. The amounts we will ultimately incur or recover could differ materially from current estimates.

INVENTORY

Inventory, including out on consignment, consists primarily of software media, manuals and related packaging materials and is recorded at the lower of cost or market value, determined on a first-in, first-out, and adjusted on a per-item, basis.

ACCOUNTING FOR LONG-LIVED ASSETS

We review property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of our carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Property and equipment to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

INTANGIBLE ASSETS

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, intangible assets with an indefinite useful life are not amortized. Intangible assets with a finite useful life are amortized on the straight-line method over the estimated useful lives. Our software license is amortized over a ten year useful life.

SOFTWARE DEVELOPMENT COSTS

In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, software development costs are expensed as incurred until technological feasibility and marketability has been established, generally with release of a beta version for customer testing. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, travel expenses, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. We amortize capitalized costs on a product-by-product basis. Amortization for each period is the greater of the amount computed using (i) the straight-line basis over the estimated product life (generally from 12 to 18 months), or (ii) the ratio of current revenues to total projected product revenues. Total cumulative capitalized software development costs were $2,973,151, less accumulated amortization of $2,454,935 at September 30, 2006.

Capitalized software development costs are stated at the lower of amortized costs or net realizable value. Recoverability of these capitalized costs is determined at each balance sheet date by comparing the forecasted future revenues from the related products, based on management’s best estimates using appropriate assumptions and projections at the time, to the carrying amount of the capitalized software development costs. If the carrying value is determined not to be recoverable from future revenues, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the future revenues. To date, no capitalized costs have been written down to net realizable value.

SFAS No. 2, Accounting for Research and Development Costs, established accounting and reporting standards for research and development. In accordance with SFAS No. 2, costs we incur to enhance our existing products after general release to the public (bug fixes) are expensed in the period they are incurred and included in research and development costs. Research and development costs incurred prior to determination of technological feasibility and marketability and after general release to the public and charged to expense were $131,013 and $130,407 for the nine months ended September 30, 2006 and 2005 respectively, included in general and administrative expenses.

We capitalize costs related to the development of computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software obtained for internal use has generally been enterprise level business and finance software that we customize to meet our specific operational needs. We have not sold, leased, or licensed software developed for internal use to our customers and have no intention of doing so in the future.

We capitalize costs related to the development and maintenance of our Website in accordance with Financial Accounting Standard Board’s (“FASB’s”) Emerging Issues Task Force (“EITF”) Issue No. 00-2, Accounting for Website Development Costs. Under EITF Issue No. 00-2, costs expensed as incurred are as follows:

•	planning the Website,
•	developing the applications and infrastructure until technological feasibility is established,
•	developing graphics such as borders, background and text colors, fonts, frames, and buttons, and
•	operating the site such as training, administration and maintenance.

Capitalized costs include those incurred to:

•	obtain and register an Internet domain name,
•	develop or acquire software tools necessary for the development work,
•	develop or acquire software necessary for general Website operations,
•	develop or acquire code for web applications,
•	develop or acquire (and customize) database software and software to integrate applications such as corporate databases and accounting systems into web applications,
•	develop HTML web pages or templates,
•	install developed applications on the web server,
•	create initial hypertext links to other Websites or other locations within the Website, and
•	test the Website applications.

We amortize Website development costs on a straight-line basis over the estimated life of the site, generally 36 months. Total cumulative Website development costs, included in other assets on our condensed consolidated balance sheets, were $111,034, less accumulated amortization of $67,921 at September 30, 2006.

NET REVENUE

We derive revenues from the sale of packaged software products, product support and multiple element arrangements that may include any combination of these items. We recognize software revenue for software products and related services in accordance with SOP 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions. We recognize revenue when persuasive evidence of an arrangement exists (generally a purchase order), we have delivered the product, the fee is fixed or determinable and collectibility is probable.

In some situations, we receive advance payments from our customers. We defer revenue associated with these advance payments until we ship the products or offer the support.

In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product, we generally account for cash considerations (such as sales incentives - rebates and coupons) that we give to our customers as a reduction of revenue rather than as an operating expense.

Product Revenue

We typically recognize revenue from the sale of our packaged software products when we ship the product. We sell some of our products on consignment to a limited number of resellers. We recognize revenue for these consignment transactions only when the end-user sale has occurred. Revenue for software distributed electronically via the Internet is recognized when the customer has been provided with the access codes that allow the customer to take immediate possession of the software on its hardware and evidence of the arrangement exists (web order).

Some of our software arrangements involve multiple copies or licenses of the same program. These arrangements generally specify the number of simultaneous users the customer may have (multi-user license), or may allow the customer to use as many copies on as many computers as it chooses (a site license). Multi-user arrangements, generally sold in networked environments, contain fees that vary based on the number of users that may utilize the software simultaneously. We recognize revenue when evidence of an order exists and upon delivery of the authorization code to the consumer that will allow them the limited simultaneous access. Site licenses, generally sold in non-networked environments, contain a fixed fee that is not dependent on the number of simultaneous users. Revenue is recognized when evidence of an order exists and the first copy is delivered to the consumer.

Many of our software products contain additional content that is “locked” to prevent access until a permanent access code, or “key,” is purchased. We recognize revenue when evidence of an order exists and the customer has been provided with the access code that allows the customer immediate access to the additional content. All of the programs containing additional locked content are fully functional and the keys are necessary only to access the additional content. The customer’s obligation to pay for the software is not contingent on delivery of the “key” to access the additional content.

We reduce product revenue for estimated returns and price protections that are based on historical experience and other factors such as the volume and price mix of products in the retail channel, trends in retailer inventory and economic trends that might impact customer demand for our products. We also reduce product revenue for the estimated redemption of end-user rebates on certain current product sales. Our rebate reserves are estimated based on the terms and conditions of the specific promotional rebate program, actual sales during the promotion, the amount of redemptions received and historical redemption trends by product and by type of promotional program. We did not offer any rebate programs to our customers during the three and nine months ended September 30, 2006 and 2005 and maintain a reserve for rebate claims remaining unpaid from 2000 and 2001.

Service Revenue

We offer several technical support plans and recognize support revenue over the life of the plans, generally one year.

Multiple Element Arrangements

We also enter into certain revenue arrangements for which we are obligated to deliver multiple products or products and services (multiple elements). For these arrangements, which include software products, we allocate and defer revenue for the undelivered elements based on their vendor-specific objective evidence (“VSOE”) of fair value. VSOE is generally the price charged when that element is sold separately.

In situations where VSOE exists for all elements (delivered and undelivered), we allocate the total revenue to be earned under the arrangement among the various elements, based on their relative fair value. For transactions where VSOE exists only for the undelivered elements, we defer the full fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue (residual method). If VSOE does not exist for undelivered items that are services, we recognize the entire arrangement fee ratably over the remaining service period. If VSOE does not exist for undelivered elements that are specified products, we defer revenue until the earlier of the delivery of all elements or the point at which we determine VSOE for these undelivered elements.

We recognize revenue related to the delivered products or services only if (i) the above revenue recognition criteria are met, (ii) any undelivered products or services are not essential to the functionality of the delivered products and services, (iii) payment for the delivered products or services is not contingent upon delivery of the remaining products or services, and (iv) we have an enforceable claim to receive the amount due in the event that we do not deliver the undelivered products or services.

Shipping and Handling Costs

We record the amounts we charge our customers for the shipping and handling of our software products as product revenue and we record the related costs as cost of sales on our condensed consolidated statements of operations.

Customer Service and Technical Support

Customer service and technical support costs include the costs associated with performing order processing, answering customer inquiries by telephone and through Websites, e-mail and other electronic means, and providing technical support assistance to our customers. In connection with the sale of certain products, we provide a limited amount of free technical support assistance to customers. We do not defer the recognition of any revenue associated with sales of these products, since the cost of providing this free technical support is insignificant. The technical support is provided within one year after the associated revenue is recognized and free product enhancements (bug fixes) are minimal and infrequent. We accrue the estimated cost of providing this free support upon product shipment and include it in cost of sales.

INCOME TAXES

We utilize SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EARNINGS PER SHARE

We follow SFAS No. 128, Earnings Per Share, to calculate and report basic and diluted earnings per share (“EPS”). Basic EPS is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed by giving effect to all dilutive potential shares of common stock that were outstanding during the period. For us, dilutive potential shares of common stock consist of the incremental shares of common stock issuable upon the exercise of stock options and warrants for all periods, convertible notes payable and the incremental shares of common stock issuable upon the conversion of convertible preferred stock.

When discontinued operations, extraordinary items, and/or the cumulative effect of an accounting change are present, income before any of such items on a per share basis represents the “control number” in determining whether potential shares of common stock are dilutive or anti-dilutive. Thus, the same number of potential shares of common stock used in computing diluted EPS for income from continuing operations is used in calculating all other reported diluted EPS amounts. In the case of a net loss, it is assumed that no incremental shares would be issued because they would be anti-dilutive. In addition, certain options and warrants are considered anti-dilutive because the exercise prices were above the average market price during the period. Anti-dilutive shares are not included in the computation of diluted EPS, in accordance with SFAS No. 128.

DERIVATIVES

We account for warrants issued with shares of common stock in a private placement according to EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. In accordance with the accounting mandate, the derivative liability associated with the warrants has been and shall continue until our registration statement on Form SB-2 originally filed on November 22, 2004 is declared effective to be adjusted to fair value (calculated using the Black-Scholes method) at each balance sheet date and is accordingly reassessed at each such time to determine whether the warrants should be classified (or reclassified, as appropriate) as a liability or as equity. The corresponding fair value adjustment is included in the consolidated statements of operations as other expenses as the value of the warrants increases from an increase in our stock price at the balance sheet date and as other income as the value of the warrants decreases from a decrease in our stock price.

RECLASSIFICATIONS

Certain accounts in the 2005 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2006 financial statements.

NOTE 2 - INVENTORIES

At September 30, 2006, inventories consisted of the following:

Raw materials	$95,366
Finished goods	55,647
Inventories	$151,013

NOTE 3 - NOTE PAYABLE

In July 2006, we entered into a loan agreement with an individual for $150,000. The agreement bears interest at a rate of 10% per thirty-day period and carried an original due date of September 18, 2006. On September 19, 2006, for additional consideration of $750, we entered into a modification and extension agreement which extended the repayment term of the balance of the outstanding principal under the loan, as well as the interest payable thereon, until October 20, 2006. The loan agreement is secured by a first priority security interest in all of our assets, including the intellectual property comprising the software products upon which we are dependent for revenue, and is convertible, together with any accrued interest thereon, into restricted shares of our common stock at a conversion price per share equal to $0.07 per share. In further consideration, we issued the lender a three-year common stock purchase warrant to acquire up to an aggregate of 100,000 restricted shares of common stock at an exercise price of $0.07 per share. See Note 6, Common Stock and Note 11, Subsequent Events.

NOTE 4 - DERIVATIVES

At September 30, 2006, our derivative liability consisted of the following:

Warrant A	$12,544
Warrant B	488,717
Warrant C	451,653
Derivatives	$952,914

In May 2004, we issued a three-year warrant (Warrant A) to purchase up to 600,000 shares of our common stock to a consultant. This warrant may be exercised on a cashless basis at the option of the warrant holder at a price per share of $0.15. We will receive up to $90,000 from the warrant holder upon the exercise of this warrant. This warrant has been accounted for as a liability according to the guidance of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and the fair value of the warrant has been determined using the Black-Scholes valuation method with the assumptions listed in the table below.

In November 2004, we issued two five-year warrants to purchase up to an aggregate of 21,875,000 shares of our common stock in connection with a certain Stock Purchase Agreement completed with a New York-based private investment partnership on July 19, 2004. The first warrant (Warrant B) entitles the holder to purchase up to 10,937,500 shares of our common stock at a price of $0.18 per share, and the second warrant (Warrant C) entitles the holder to purchase up to 10,937,500 additional shares of our common stock at a price of $0.60 per share. Each warrant is subject to standard adjustment provisions and each provides for settlement in registered shares of our common stock and may, at the option of the holder, be settled in a cashless, net-share settlement. The warrant holder is prevented from electing a cashless exercise so long as there is in effect a registration statement covering the shares underlying these warrants. The maximum number of shares of our common stock to be received for each warrant in a net-share settlement would be 10,937,500 but the actual number of shares settled would likely be significantly less and would vary based on the last reported sale price (as reported by Bloomberg) of our common stock on the date immediately preceding the date of the exercise notice. These warrants are accounted for as a liability according to the guidance of EITF 00-19 and the fair value of each warrant has been determined using the Black-Scholes valuation method with the assumptions listed in the table below.

	Warrant A	Warrant B	Warrant C
Expected term - years	.58	3.11	3.11
Stock price at September 30, 2006	$0.05	$0.05	$0.05
Expected dividend yield	0%	0%	0%
Expected stock price volatility	235%	212%	212%
Risk-free interest rate	4.83%	4.50%	4.50%

The warrants are revalued at each balance sheet date by using the parameters above, reducing the expected term to reflect the passing of time, and using the stock price at the balance sheet date. Net fair value adjustments included in other income and expenses on the consolidated statements of operations were income adjustments of $237,009 and $1,109,548 for the three and nine months ended September 30, 2006, and expense adjustments of ($328,121) and ($874,992) for the three and nine months ended September 30, 2005, respectively.

NOTE 5 - INCOME TAXES

The provision (benefit) for taxes on net income for the three and nine months ended September 30, 2006 and 2005 consisted of the following:

	Three months ended September 30				Nine months ended September 30
		2006		2005		2006		2005
Current:
Federal	$	---	$	---	$	---	$	---
State		---		---		---		180
		---		---		---		180
Deferred:
Federal		(112,543)		116,472		(84,655)		(165,714)
State		(2,366)		(4,496)		(4,802)		(21,648)
		(114,909)		111,976		(89,457)		(187,362)
Total tax provision (benefit)		$(114,909)		$111,976		$(89,457)		$(187,182)

NOTE 6 - STOCKHOLDERS’ EQUITY

COMMON STOCK

In March 2006, we committed to issue a total of 146,154 restricted shares of common stock to each of our then outside directors (a total of 438,462 shares), at the closing price as of March 30, 2006 ($0.13), in lieu of cash payments of amounts accrued for their services as members of our board from the period of September 1, 2004 through March 31, 2006. This issuance was valued at $57,000.

In April 2006, we committed to issue a total of 500,000 restricted shares of common stock to a company for investor relations services, at the closing price as of April 2, 2006 ($0.13), in accordance with the terms of a twelve-month agreement. This issuance was valued at $65,000.

COMMON STOCK WARRANTS

In March 2006, we committed to issue a three-year warrant to purchase up to 300,000 restricted shares of our common stock, at a price per share of $0.13, to our legal counsel, in lieu of cash as payment for certain accrued legal fees. This warrant was valued at $7,958 based on the negotiated fair value of the services provided as prescribed by SFAS No. 123(R), Share-Based Payments, for share-based transactions with non-employees.

In July 2006, we issued a three-year warrant to purchase up to 100,000 restricted shares of our common stock, at a price of $0.07, to an individual, in connection with the issuance of a convertible note payable. This warrant was valued at $4,997 based on the Black-Scholes method using a stock price of $0.05 per share, volatility of 196%, an annual dividend rate of 0% and a risk-free interest rate of 4.91%. The value was treated as a discount on debt issued with detachable stock purchase warrants, per APB No. 14, and amortized to interest expense over the original life of the note. See Note 3, Note Payable.

NOTE 7 - EARNINGS PER COMMON SHARE

Earnings per common share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents are the net additional number of shares that would be issuable upon the exercise of our outstanding common stock options and warrants, assuming that we reinvested the proceeds to purchase additional shares at market value.

The following table shows the amounts used in computing earnings per common share and the effect on income and the average number of shares of dilutive potential common stock:

For the Three Months Ended September 30	2006	2005
Net income (loss)	$26,349	$(958,392)
Preferred stock dividends	---	---
Net income (loss) available to common shareholders	$26,349	$(958,392)

Basic weighted average shares outstanding	49,558,317	48,619,855
Dilutive effect of:
Convertible debt	1,535,714	---
Stock options	---	---
Warrants	73,379	---
Diluted weighted average shares outstanding	51,167,410	48,619,855

For the Nine Months Ended September 30	2006	2005
Net loss	$1,211	$(1,593,229)
Preferred stock dividends	---	---
Net loss available to common shareholders	$1,211	$(1,593,229)

Basic weighted average shares outstanding	49,294,214	48,619,855
Dilutive effect of:
Convertible debt	1,535,714	---
Stock options	676,043	---
Warrants	154,269	---
Diluted weighted average shares outstanding	51,660,240	48,619,855

NOTE 8 - COMMITMENTS AND CONTINGENCIES

We are subject to legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect our financial statements taken as a whole.

Our employment agreements with our management team each contain a provision for an annual bonus equal to 1% of our net income (3% total). We accrue this bonus on a quarterly basis. Our management team consists of our Chief Executive Officer (with a base annual salary of $150,000), our Chief Financial Officer (with a base annual salary of $110,000), and our Chief Technology Officer (with a base annual salary of $150,000). In addition to the bonus provisions and annual base salary, each employment agreement provides for payment of all accrued base salaries ($8,703 included in Other current liabilities at September 30, 2006), bonuses ($37,033 included in other current liabilities at September 30, 2006), and any vested deferred vacation compensation ($30,443 included in other current liabilities at September 30, 2006) for termination by reason of disability. The agreements also provide for severance compensation equal to the then base salary until the later of (i) the expiration of the term of the agreement as set forth therein or (ii) one year, when the termination is other than for cause (including termination by reason of disability). There is no severance compensation in the event of voluntary termination or termination for cause.

In 2003 and 2004, we reduced our reserve for rebates payable based, in part, on our ability to meet the financial obligation of claims carried forward from our last rebate program in 2001. As such, we may have a legal obligation to pay rebates in excess of the liability recorded.

Our royalty agreements for new content generally provide for advance payments to be made upon contract signing. In addition, several new agreements provide for additional advance payments to be made upon delivery of usable content and publication. We accrue and pay these advances when the respective milestone is met.

NOTE 9 - RISKS AND UNCERTAINTIES

Our future operating results may be affected by a number of factors. We depend upon a number of major inventory and intellectual property suppliers. If a critical supplier had operational problems or ceased making material available to us, operations could be adversely affected.

NOTE 10 - GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States applicable to a going concern. As of September 30, 2006, we had a year-to-date net income of $1,211, and negative working capital of $2,208,344 and $3,025,697, and an accumulated deficit of $7,750,886 and $7,752,097 as of September 30, 2006 and December 31, 2005, respectively. Although these factors raise substantial doubt as to our ability to continue as a going concern through December 31, 2006, we have taken several measures to mitigate against this risk, including expanding our in-house telemarketing efforts to increase our direct-to-consumer revenue while at the same time reducing commissions paid to third-party telemarketing firms. In addition, we are focused on distilling both our sales and marketing, and general and administrative expenses to include only those providing the most return on investment.

NOTE 11 - SUBSEQUENT EVENTS

On October 19, 2006, we repaid the note payable in full.

On October 26, 2006, we granted 850,000 nonqualified stock options to non-executive employees. These options carry an exercise price of $0.10 per share, vest immediately, and have a three-year term.

On October 26, 2006, we committed to issue 480,000 restricted shares of common stock to our outside director, at the closing price as of October 26, 2006 ($0.025), in lieu of cash payments of amounts accrued for his service as a member of our board from the period of April 1, 2006 through September 30, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
FindEx.com Inc.

We have audited the accompanying consolidated balance sheets of FindEx.com Inc. and subsidiaries as of December 31, 2005 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The restated consolidated financial statements of FindEx.com, Inc. as of December 31, 2004, were audited by other auditors whose report dated February 18, 2005 except for Notes 1, 5, 8, 9, 10, 11, 12, 13, 15, 16 and 19 dated December 13, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FindEx.com Inc. and subsidiaries as of December 31, 2005 and the results of operations and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ BRIMMER, BUREK & KEELAN LLP
Brimmer, Burek & Keelan LLP

Tampa, Florida
April 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Findex.com, Inc.:

We have audited the accompanying consolidated balance sheets of Findex.com, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Findex.com, Inc. as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with U.S. Generally Accepted Accounting Principles.

As discussed in Note 19 to the consolidated financial statements, there were errors in reporting the Company’s settlement agreement for the software license, errors in reporting some of the classifications, errors in reporting the rebate reserve adjustment, and errors in reporting the warrants issued in connection with a private placement in the balance sheets and the statements of operations that were discovered by management as a result of a regulatory review. Accordingly, the consolidated financial statements have been restated to correct the errors.

Chisholm, Bierwolf & Nilson, LLC
Bountiful, UT
February 18, 2005 except for Notes 1, 5, 8, 9, 10, 11, 12, 13, 15, 16, and 19 dated December 13, 2005

Findex.com, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
Assets
Current assets:
Cash and cash equivalents	$119,560	$341,359
Accounts receivable, trade	405,380	566,819
Inventories	214,604	234,000
Deferred income taxes, net	85,392	300,191
Other current assets	42,814	109,078
Total current assets	867,750	1,551,447
Property and equipment, net	114,191	131,019
Software license, net	1,762,276	2,265,783
Capitalized software development costs, net	707,067	701,289
Deferred income taxes, net	183,195	157,840
Restricted cash	---	50,354
Other assets	69,806	94,101
Total assets	$3,704,285	$4,951,833

Liabilities and stockholders’ equity
Current liabilities:
Current maturities of long-term debt	$11,955	$35,495
Accrued royalties	472,548	287,514
Accounts payable, trade	556,042	621,804
Accrued registration rights penalties	336,686	---
Accrued payroll	206,988	209,984
Reserve for sales returns	125,492	100,180
Derivatives	2,062,462	1,968,750
Other current liabilities	121,274	128,166
Total current liabilities	3,893,447	3,351,893
Long-term debt	33,786	42,972
Deferred income taxes, net	19,105	157,840
Commitments and contingencies (Note 17)
Stockholders’ equity:
Common stock, $.001 par value
120,000,000 shares authorized,
48,619,855 shares issued and outstanding	48,620	48,620
Paid-in capital	7,461,424	7,521,339
Retained (deficit)	(7,752,097)	(6,170,831)
Total stockholders’ equity	(242,053)	1,399,128
Total liabilities and stockholders’ equity	$3,704,285	$4,951,833

See accompanying notes.

Findex.com, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31	2005	2004

Revenues, net of reserves and allowances	$5,337,342	$5,322,842
Cost of sales	1,973,944	1,721,298
Gross profit	3,363,398	3,601,544
Operating expenses:
Sales and marketing	1,273,231	1,280,761
General and administrative	2,432,667	2,309,838
Bad debt expense	137,303	22,778
Amortization expense	531,524	519,850
Depreciation expense	50,704	44,478
Total operating expenses	4,425,429	4,177,705
Loss from operations	(1,062,031)	(576,161)
Interest income	1,059	1,378
Other income	13,796	1,011,366
Other adjustments	(436,686)	(154,569)
Loss on fair value adjustment of derivatives	(33,797)	(291,672)
Loss on disposition of assets	(1,869)	(141)
Interest expense	(11,029)	(42,007)
Loss before income taxes	(1,530,557)	(51,806)
Provision for income taxes	(50,709)	1,015,859
Net income (loss)	$(1,581,266)	$964,053

Earnings (loss) per share:
Basic	$(0.03)	$0.03
Diluted	$(0.03)	$0.03

Weighted average shares outstanding:
Basic	48,619,855	34,520,754
Diluted	48,619,855	35,195,840

See accompanying notes.

Findex.com, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

								Retained
	Preferred Stock				Common Stock		Paid-In	Earnings
		Series A		Series B	Shares	Amount	Capital	(Deficit)	Total

Balance, December 31, 2003		$11		$40	21,011,438	$21,011	$7,080,629	$(7,130,759)	$(29,068)
Common stock issued for services		---		---	2,774,105	2,774	100,445	---	103,219
Common stock warrants issued for services		---		---	---	---	75,715	---	75,715
Common stock cancelled		---		---	(48,387)	(48)	48	---	---
Preferred Series A common stock dividend		---		---	56,356	56	4,069	(4,125)	---
Conversion of preferred stock		(11)		(40)	484,677	485	(434)	---	---
Common stock issued in connection with
private placement, net of $51,047 of issuance costs		---		---	21,875,000	21,875	---	---	21,875
Conversion of notes payable		---		---	2,466,666	2,467	260,867	---	263,334
Net income, December 31, 2004		---		---	---	---	---	964,053	964,053
Balance, December 31, 2004	$	---	$	---	48,619,855	$48,620	$7,521,339	$(6,170,831)	$1,399,128
Common stock warrant reclassified as derivative		---		---	---	---	(59,915)	---	(59,915)
Net loss, December 31, 2005		---		---	---	---	---	(1,581,266)	(1,581,266)
Balance, December 31, 2005	$	---	$	---	48,619,855	$48,620	$7,461,424	$(7,752,097)	$(242,053)

See accompanying notes.

Findex.com, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2005	2004

Cash flows from operating activities:
Cash received from customers	$5,369,139	$5,062,396
Cash paid to suppliers and employees	(4,761,153)	(5,673,088)
Other operating receipts	13,796	9,276
Interest paid	(11,896)	(37,928)
Interest received	1,059	1,378
Income taxes (paid) refunded	1,400	(5,702)
Net cash provided (used) by operating activities	612,345	(643,668)
Cash flows from investing activities:
Acquisition of property, plant and equipment	(35,746)	(58,247)
Software development costs	(812,309)	(692,063)
Website development costs	(16,163)	(31,838)
Deposits refunded (paid)	62,796	35,216
Net cash (used) by investing activities	(801,422)	(746,932)
Cash flows from financing activities:
Proceeds from (payments on) line of credit, net	---	(20,935)
Payments made on long-term notes payable	(32,722)	(227,727)
Proceeds from convertible notes payable	---	240,000
Proceeds from issuance of stock	---	1,750,000
Stock offering costs paid	---	(51,047)
Net cash provided (used) by financing activities	(32,722)	1,690,291
Net increase (decrease) in cash and cash equivalents	(221,799)	299,691
Cash and cash equivalents, beginning of year	341,359	41,668
Cash and cash equivalents, end of year	$119,560	$341,359

Reconciliation of net income to cash flows from operating activities:
Net income (loss)	$(1,581,266)	$964,053
Adjustments to reconcile net income (loss) to net cash
provided (used) by operating activities:
Software development costs amortized	806,531	575,481
Stock and warrants issued for services	---	178,929
Rebate reserve adjustment	---	(142,039)
Provision for bad debts	137,303	22,778
Depreciation & amortization	582,228	564,328
Debt forgiveness	---	(1,002,090)
Loss on disposal of property and equipment	1,869	141
Loss on fair value adjustment of derivatives	33,797	291,672
Change in assets and liabilities:
(Increase) decrease in accounts receivable	24,136	(223,794)
Decrease in inventories	19,396	38,600
(Increase) decrease in refundable taxes	1,400	(2,948)
(Increase) decrease in prepaid expenses	64,865	(84,211)
Increase (decrease) in accrued royalties	185,034	(324,360)
(Decrease) in accounts payable	(65,762)	(271,198)
(Decrease) in income taxes payable	---	(1,270)
Increase (decrease) in deferred taxes	50,709	(1,017,343)
Increase (decrease) in other liabilities	352,105	(210,397)
Net cash provided (used) by operating activities	$612,345	$(643,668)

See accompanying notes.

Findex.com, Inc.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Findex.com, Inc. was incorporated under the laws of the State of Nevada on November 7, 1997, as EJH Entertainment, Inc. On December 4, 1997, we acquired EJH Entertainment, Inc., an Idaho corporation, in a stock-for-stock transaction. EJH Idaho was incorporated on June 21, 1968, as Alpine Silver, Inc. Alpine changed its name to The Linked Companies, Inc. on December 4, 1992. On September 9, 1996, The Linked Companies acquired Worldwide Entertainment, Inc., a Delaware corporation, in a stock-for-stock transaction and changed its name to Worldwide Entertainment, Inc. On June 27, 1997, Worldwide Entertainment changed its name to EJH Entertainment, Inc.

On April 30, 1999, we acquired Findex Acquisition Corporation, a Delaware corporation in a stock-for-stock transaction and our name of was changed to Findex.com, Inc. Findex Acquisition Corporation is a wholly-owned subsidiary without current business operations. It was incorporated on February 19, 1999 and acquired FinSource Ltd., a Delaware corporation in April 1999, in a stock-for-stock transaction. The mergers with Findex Acquisition Corporation and FinSource were treated as reorganization mergers with the accounting survivor being FinSource.

On March 7, 2000, we acquired Reagan Holdings, Inc., a Delaware corporation in a stock-for-stock transaction. Reagan was incorporated on July 27, 1999 and is a wholly-owned subsidiary without current business operations.

We are a retail, wholesale and Internet supplier of personal computer software products to business and religious organizations and individuals around the world. In July 1999, we completed a license agreement with Parsons Technology, Inc., a subsidiary of TLC Multimedia, LLC, formerly Mattel Corporation, for the Parsons Church Division of Mattel. In so doing, we obtained the right to market, sell and continue to develop several Bible study software products. We develop and publish church and Bible study software products designed to simplify biblical research and streamline church office tasks.

ACCOUNTING METHOD

We recognize income and expenses on the accrual basis of accounting.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and our wholly-owned subsidiaries after eliminations.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Significant estimates used in the consolidated financial statements include the estimates of (i) doubtful accounts, sales returns, price protection and rebates, (ii) provision for income taxes and realizability of the deferred tax assets, (iii) the life and realization of identifiable intangible assets, and (iv) provisions for obsolete inventory. The amounts we will ultimately incur or recover could differ materially from current estimates.

CONCENTRATIONS

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents at well-known, quality financial institutions. We currently maintain our cash balances in one financial institution located in Omaha, Nebraska. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005 and 2004, our uninsured cash balance totaled $-0- and $336,175, respectively.

We sell a majority of our products to consumers through distributors, Christian bookstores, Internet and direct marketing efforts. Although we attempt to prudently manage and control accounts receivable and perform ongoing credit evaluations in the normal course of business, we generally require no collateral on our product sales. Our top five customers in aggregate accounted for 16% of gross sales for the year ended December 31, 2005. No single customer accounted for more than 10% of revenue in the years ended December 31, 2005 and 2004.

During the years ended December 31, 2005 and 2004, we derived 66% and 63%, respectively, of our total revenue from sales of QuickVerse®, 26% and 28%, respectively, from sales of Membership Plus®, and 8% and 9%, respectively, from sales of other software titles.

During the years ended December 31, 2005 and 2004, four vendors provided purchases individually of 10% or more of the total product and material purchases as follows: Vendor A (cd replicator) accounted for 24% and 29%, respectively, Vendor B (printer) accounted for 23% and 18%, respectively, Vendor C (retail boxes) accounted for 19% and 17%, respectively, and Vendor D (cd replicator) accounted for -0-% and 12%, respectively. Accounts payable relating to Vendors A, B, C, and D were $8,886 and $40,234, $8,820 and $18,426, $17,031 and $34,931, and $-0- and $-0-, as of December 31, 2005 and 2004, respectively.

ROYALTY AGREEMENTS

We have entered into certain agreements whereby we are obligated to pay royalties for content of software published. We generally pay royalties based on a percentage of sales on respective products or on a fee per unit sold basis. We expense software royalties as product costs during the period in which the related revenues are recorded.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH

Restricted cash represents cash held in reserve by our merchant banker to allow for a potential increase in credit card chargebacks from increased consumer purchases.

ACCOUNTS RECEIVABLE

We sell our products to resellers and distributors generally under terms appropriate for the creditworthiness of the customer. Our terms generally range from net 30 days for domestic resellers, net 60 days for domestic distributors, to net 90 days for international resellers and distributors. Receivables from customers are unsecured. We continuously monitor our customer account balances and actively pursue collections on past due balances.

We maintain an allowance for doubtful accounts comprised of two components, one of which is based on historical collections performance and a second component based on specific collection issues. If actual bad debts differ from the reserves calculated based on historical trends and known customer issues, we record an adjustment to bad debt expense in the period in which the difference occurs. Such adjustment could result in additional expense or a reduction of expense.

Our accounts receivable go through a collection process that is based on the age of the invoice and requires attempted contacts with the customer at specified intervals and the assistance from other personnel within the company who have a relationship with the customer. If after a number of days, we have been unsuccessful in our collections efforts, we may turn the account over to a collection agency. We write-off accounts to our allowance when we have determined that collection is not likely. The factors considered in reaching this determination are (i) the apparent financial condition of the customer, (ii) the success we’ve had in contacting and negotiating with the customer and (iii) the number of days the account has been outstanding. To the extent that our collections do not correspond with historical experience, we may be required to incur additional charges.

INVENTORY

Inventory, including out on consignment, consists primarily of software media, manuals and related packaging materials and is recorded at the lower of cost or market value, determined on a first-in, first-out, and adjusted on a per-item, basis.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Furniture, fixtures and computer equipment are depreciated over five years using the straight-line method. Software is depreciated over three years using the straight-line method. Expenditures for maintenance, repairs and other renewals of items are charged to expense when incurred.

ACCOUNTING FOR LONG-LIVED ASSETS

We review property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of our carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Property and equipment to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

INTANGIBLE ASSETS

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, intangible assets with an indefinite useful life are not amortized. Intangible assets with a finite useful life are amortized on the straight-line method over the estimated useful lives. All intangible assets are tested for impairment annually during the fourth quarter.

SOFTWARE DEVELOPMENT COSTS

In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, software development costs are expensed as incurred until technological feasibility and marketability has been established, generally with release of a beta version for customer testing. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, travel expenses, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. We amortize capitalized costs on a product-by-product basis. Amortization for each period is the greater of the amount computed using (i) the straight-line basis over the estimated product life (generally from 12 to 18 months), or (ii) the ratio of current revenues to total projected product revenues. Total cumulative capitalized software development costs were $2,561,043 and $1,748,735, less accumulated amortization of $1,853,976 and $1,047,446 at December 31, 2005 and 2004, respectively.

Capitalized software development costs are stated at the lower of amortized costs or net realizable value. Recoverability of these capitalized costs is determined at each balance sheet date by comparing the forecasted future revenues from the related products, based on management’s best estimates using appropriate assumptions and projections at the time, to the carrying amount of the capitalized software development costs. If the carrying value is determined not to be recoverable from future revenues, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the future revenues. To date, no capitalized costs have been written down to net realizable value.

SFAS No. 2, Accounting for Research and Development Costs, established accounting and reporting standards for research and development. In accordance with SFAS No. 2, costs we incur to enhance our existing products after general release to the public (bug fixes) are expensed in the period they are incurred and included in research and development costs. Research and development costs incurred prior to determination of technological feasibility and marketability and after general release to the public and charged to expense were $216,397 and $64,653 for the years ended December 31, 2005 and 2004, respectively.

We capitalize costs related to the development of computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software obtained for internal use has generally been enterprise level business and finance software that we customize to meet our specific operational needs. We have not sold, leased, or licensed software developed for internal use to our customers and have no intention of doing so in the future.

We capitalize costs related to the development and maintenance of our Website in accordance FASB’s EITF Issue No. 00-2, Accounting for Website Development Costs. Under EITF Issue No. 00-2, costs expensed as incurred are as follows:

•	planning the Website,
•	developing the applications and infrastructure until technological feasibility is established,
•	developing graphics such as borders, background and text colors, fonts, frames, and buttons, and
•	operating the site such as training, administration and maintenance.

Capitalized costs include those incurred to:

•	obtain and register an Internet domain name,
•	develop or acquire software tools necessary for the development work,
•	develop or acquire software necessary for general Website operations,
•	develop or acquire code for web applications,
•	develop or acquire (and customize) database software and software to integrate applications such as corporate databases and accounting systems into web applications,
•	develop HTML web pages or templates,
•	install developed applications on the web server,
•	create initial hypertext links to other Websites or other locations within the Website, and
•	test the Website applications.

We amortize Website development costs on a straight-line basis over the estimated life of the site, generally 36 months. Total cumulative Website development costs, included in other assets on our consolidated balance sheets, were $102,663 and $86,500, less accumulated amortization of $46,811 and $18,795 at December 31, 2005 and 2004, respectively.

NET REVENUE

We derive revenues from the sale of packaged software products, product support and multiple element arrangements that may include any combination of these items. We recognize software revenue for software products and related services in accordance with SOP 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions. We recognize revenue when persuasive evidence of an arrangement exists (generally a purchase order), we have delivered the product, the fee is fixed or determinable and collectibility is probable.

In some situations, we receive advance payments from our customers. We defer revenue associated with these advance payments until we ship the products or offer the support.

In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product, we generally account for cash considerations (such as sales incentives - rebates and coupons) that we give to our customers as a reduction of revenue rather than as an operating expense.

Product Revenue

We typically recognize revenue from the sale of our packaged software products when we ship the product. We sell some of our products on consignment to a limited number of resellers. We recognize revenue for these consignment transactions only when the end-user sale has occurred. Revenue for software distributed electronically via the Internet is recognized when the customer has been provided with the access codes that allow the customer to take immediate possession of the software on its hardware and evidence of the arrangement exists (web order).

We reduce product revenue for estimated returns and price protections that are based on historical experience and other factors such as the volume and price mix of products in the retail channel, trends in retailer inventory and economic trends that might impact customer demand for our products. We also reduce product revenue for the estimated redemption of end-user rebates on certain current product sales. Our rebate reserves are estimated based on the terms and conditions of the specific promotional rebate program, actual sales during the promotion, the amount of redemptions received and historical redemption trends by product and by type of promotional program. We did not offer any rebate programs to our customers during 2004 or 2003 and maintain a reserve for rebate claims remaining unpaid from 2000.

Service Revenue

We offer several technical support plans and recognize support revenue over the life of the plans, generally one year.

Multiple Element Arrangements

We also enter into certain revenue arrangements for which we are obligated to deliver multiple products or products and services (multiple elements). For these arrangements, which include software products, we allocate and defer revenue for the undelivered elements based on their vendor-specific objective evidence (“VSOE”) of fair value. VSOE is generally the price charged when that element is sold separately.

In situations where VSOE exists for all elements (delivered and undelivered), we allocate the total revenue to be earned under the arrangement among the various elements, based on their relative fair value. For transactions where VSOE exists only for the undelivered elements, we defer the full fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue (residual method). If VSOE does not exist for undelivered items that are services, we recognize the entire arrangement fee ratably over the remaining service period. If VSOE does not exist for undelivered elements that are specified products, we defer revenue until the earlier of the delivery of all elements or the point at which we determine VSOE for these undelivered elements.

We recognize revenue related to the delivered products or services only if: (i) the above revenue recognition criteria are met; (ii any undelivered products or services are not essential to the functionality of the delivered products and services; (iii) payment for the delivered products or services is not contingent upon delivery of the remaining products or service; and (iv) we have an enforceable claim to receive the amount due in the event that we do not deliver the undelivered products or services.

Shipping and Handling Costs

We record the amounts we charge our customers for the shipping and handling of our software products as product revenue and we record the related costs as cost of sales on our consolidated statements of operations.

Customer Service and Technical Support

Customer service and technical support costs include the costs associated with performing order processing, answering customer inquiries by telephone and through Websites, e-mail and other electronic means, and providing technical support assistance to our customers. In connection with the sale of certain products, we provide a limited amount of free technical support assistance to customers. We do not defer the recognition of any revenue associated with sales of these products, since the cost of providing this free technical support is insignificant. The technical support is provided within one year after the associated revenue is recognized and free product enhancements (bug fixes) are minimal and infrequent. We accrue the estimated cost of providing this free support upon product shipment and are recorded as cost of sales.

ADVERTISING

Advertising costs, including direct response advertising costs, are charged to operations as incurred. We have determined that direct response advertising costs are insignificant. Total advertising costs for the years ended December 31, 2005 and 2004 were approximately, $512,000 and $448,000, respectively.

STOCK-BASED COMPENSATION

As permitted under SFAS No. 123, Accounting for Stock-based Compensation, and amended under SFAS No. 148, Accounting for Stock-based Compensation-Transition and Disclosure, we have elected to follow the intrinsic value based method of accounting prescribed by APB No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based awards to employees (see Note 14) and, accordingly, does not recognize compensation cost when employee stock-option grants are made at fair-market value. In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that the service is provided for that award. This new standard will be effective for us the first quarter of fiscal 2006.

LEGAL COSTS RELATED TO LOSS CONTINGENCIES

We accrue legal costs expected to be incurred in connection with a loss contingency as they occur.

INCOME TAXES

We utilize SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EARNINGS PER SHARE

We follow SFAS No. 128, Earnings Per Share, to calculate and report basic and diluted earnings per share (EPS). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed by giving effect to all dilutive potential shares of common stock that were outstanding during the period. For us, dilutive potential shares of common stock consist of the incremental shares of common stock issuable upon the exercise of stock options and warrants for all periods, convertible notes payable and the incremental shares of common stock issuable upon the conversion of convertible preferred stock.

When discontinued operations, extraordinary items, and/or the cumulative effect of an accounting change are present, income before any of such items on a per share basis represents the “control number” in determining whether potential shares of common stock are dilutive or anti-dilutive. Thus, the same number of potential shares of common stock used in computing diluted EPS for income from continuing operations is used in calculating all other reported diluted EPS amounts. In the case of a net loss, it is assumed that no incremental shares would be issued because they would be anti-dilutive. In addition, certain options and warrants are considered anti-dilutive because the exercise prices were above the average market price during the period. Anti-dilutive shares are not included in the computation of diluted EPS, in accordance with SFAS No. 128.

COMPREHENSIVE INCOME (LOSS)

We have adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards of reporting and displaying comprehensive income and its components of net income and “other comprehensive income” in a full set of general-purpose financial statements. “Other comprehensive income” refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholders’ equity. The adoption of this Statement had no impact on our net income or loss or stockholders’ equity.

TRANSFER OF FINANCIAL ASSETS

We have adopted SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of this standard did not have a material effect on our results of operations or financial position.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such instruments because of the short maturity of those instruments.

DERIVATIVES

We account for warrants issued with shares of common stock in a private placement according to EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. In accordance with the accounting mandate, the derivative liability associated with the warrants has been and shall continue to be adjusted to fair value (calculated using the Black-Scholes method) at each balance sheet date and is accordingly reassessed at each such time to determine whether the warrants should be classified (or reclassified, as appropriate) as a liability or as equity. The corresponding fair value adjustment is included in the consolidated statements of operations as other expenses as the value of the warrants increases from an increase in our stock price at the balance sheet date and as other income as the value of the warrants decreases from a decrease in our stock price.

RECLASSIFICATIONS

Certain accounts in the 2004 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2005 financial statements.

NOTE 2 - ACCOUNTS RECEIVABLE

At December 31, 2005 and 2004, accounts receivable consisted of the following (see Note 1 - Concentrations):

	2005	2004
Trade receivables	$483,380	$584,819
Less: Allowance for doubtful accounts	78,000	18,000
Accounts receivable, trade	$405,380	$566,819

During the year ended December 31, 2004, we transferred accounts receivable totaling $300,966 to a factor for cash advances of $180,580. As accounts were paid, the collected funds (less the amount advanced and appropriate fees) were disbursed to us. The transfer agreement included a repurchase requirement and, accordingly, the proceeds were accounted for as a secured borrowing. The agreement was terminated in July 2004.

NOTE 3 - INVENTORIES

At December 31, 2005 and 2004, inventories consisted of the following:

	2005	2004
Raw materials	$118,158	$111,300
Finished goods	96,446	122,700
Inventories	$214,604	$234,000

During the year ended December 31, 2004, we wrote-off obsolete inventory with a carried cost totaling $32,396. This has been recognized in cost of sales.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

At December 31, 2005 and 2004, property and equipment consisted of the following:

	2005	2004
Computer equipment	$93,992	$84,009
Computer software	65,442	62,861
Office equipment	85,431	77,947
Office furniture and fixtures	68,171	62,594
Warehouse equipment	12,159	23,150
	325,195	310,561
Less: Accumulated depreciation	211,004	179,542
Property and equipment, net	$114,191	$131,019

At December 31, 2005 and 2004, Office equipment contained telephone equipment under a capital lease obligation with a cost basis of $51,788. See Notes 8 and 15.

NOTE 5 - SOFTWARE LICENSE AGREEMENT, NET

In July 1999, we completed an exclusive license agreement with Parsons Technology, Inc., a subsidiary of The Learning Company, Inc. (“TLC”), for the perpetual and fully-paid up right and license to publish, use, distribute and sublicense the programs incorporating the trademarks (i.e. QuickVerse, Membership Plus) throughout the world and also in the licensed media, for sale, resale and/or license to churches or other places of worship, religious schools and companies or individuals for which the majority of sales revenue is derived from sales of religious, Christian or Bible products (the “Church Channel”). In addition, the license agreement provided us the non-exclusive, perpetual and fully-paid up right and license to publish, use, distribute and sublicense the programs incorporating the trademarks throughout the world and also in the licensed media, for sale, resale and/or license into all channels other than the Church Channel. This original license agreement carried a 10 year economic life.

During the year ended December 31, 2002 we reached tentative settlement in a dispute with TLC which called for the extension of the term of the license from 10 years to 50 years.

On October 20, 2003, we reached settlement in a dispute with The Zondervan Corporation and TLC which extended indefinitely the term of the software license agreement.

As required by SFAS No. 142, management periodically evaluates the remaining useful life of the license agreement and revises the amortization period if it is determined that the useful life is longer or shorter than originally estimated. Amortization expense, determined using the straight-line method, has been calculated using the original 10 year economic life. The software license is tested for impairment annually during the fourth quarter.

At December 31, 2005 and 2004, the software license consisted of the following:

	2005	2004
Software license cost	$5,135,574	$5,135,574
Less: Accumulated amortization	3,373,298	2,869,791
Software license, net	$1,762,276	$2,265,783

Amortization expense related to this intangible asset was $503,508 for both years. Amortization expense for the next five years is expected to be $503,508 each year through 2008 and $251,751 for 2009.

NOTE 6 - NOTES PAYABLE

In September 2004, we borrowed a total of $240,000 from two individuals. Both notes were unsecured, carried an annual interest rate of 7.5%, were due August 2005, and were convertible at the option of the holder into a total of 2,000,000 restricted shares of common stock. Both notes were converted in November 2004 at the election of the respective holder. See Notes 10 and 16.

NOTE 7 - DERIVATIVES

At December 31, 2005 and 2004, the derivative liability consisted of the following:

	2005		2004
Warrant A	$47,389	$	---
Warrant B	1,030,348		984,375
Warrant C	984,725		984,375
Derivatives	$2,062,462		$1,968,750

In May 2004, we issued a 3-year warrant (Warrant A) to purchase up to 600,000 shares of our common stock to a consultant. This warrant may be exercised on a cashless basis at the option of the warrant holder at a price per share of $0.15. We will receive up to $90,000 from the warrant holder upon the exercise of this warrant. This warrant has been accounted for as a liability according to the guidance of EITF 00-19 and the fair value of the warrant has been determined using the Black-Scholes valuation method with the assumptions listed in the table below.

In November 2004, we issued two 5-year warrants to purchase up to an aggregate of 21,875,000 shares of our common stock in connection with a certain Stock Purchase Agreement completed with a New York based private investment partnership on July 19, 2004. The first warrant (Warrant B) entitles the holder to purchase up to 10,937,500 shares of our common stock at a price of $0.18 per share, and the second warrant (Warrant C) entitles the holder to purchase up to 10,937,500 additional shares of our common stock at a price of $0.60 per share. Each warrant is subject to standard adjustment provisions and each provides for settlement in registered shares of our common stock and may, at the option of the holder, be settled in a cashless, net-share settlement. The warrant holder is prevented from electing a cashless exercise so long as there is an effective registration statement for the shares underlying these warrants. The maximum number of shares of our common stock to be received for each warrant in a net-share settlement would be 10,937,500 but the actual number of shares settled would likely be significantly less and would vary based on the last reported sale price (as reported by Bloomberg) of our common stock on the date immediately preceding the date of the exercise notice. These warrants are accounted for as a liability according to the guidance of EITF 00-19 and the fair value of each warrant has been determined using the Black-Scholes valuation method with the assumptions listed in the table below.

	Warrant A	Warrant B	Warrant C
Expected term - years	1.33	3.55	3.55
Stock price at December 31, 2005	$0.10	$0.10	$0.10
Expected dividend yield	0%	0%	0%
Expected stock price volatility	235%	212%	212%
Risk-free interest rate	2.94%	3.62%	3.62%

The warrants are revalued at each balance sheet date by using the parameters above, reducing the expected term to reflect the passing of time, and using the stock price at the balance sheet date. Net fair value adjustments of $33,797 and $291,672 have been included in other expenses on the consolidated statements of operations for the years ended December 31, 2005 and 2004, respectively.

NOTE 8 - LONG-TERM DEBT

At December 31, 2005 and 2004, long-term debt consisted of the following:

	2005	2004
Unsecured term note payable to a corporation due October 2004 in monthly installments of $5,285, including interest at 8%.	$2,769	$26,679

Capital lease obligation payable to a corporation due November 2009 in monthly installments of $1,144, including interest at 11.7%. Secured by telephone equipment. See Notes 4 and 14.	42,972	51,788
	45,741	78,467
Less: Current maturities	11,955	35,495
Long-term debt	$33,786	$42,972

Principal maturities at December 31, 2005 are as follows:

2006	$11,955
2007	10,318
2008	11,591
2009	11,877
Total	$45,741

NOTE 9 - INCOME TAXES

The provision (benefit) for taxes on income from continuing operations for the years ended December 31, 2005 and 2004 consisted of the following:

		2005		2004
Current:
Federal	$	---	$	---
State		---		1,484
		---		1,484
Deferred:
Federal		161,169		(1,009,939)
State		(110,460)		(7,404)
		50,709		(1,017,343)
Total tax provision (benefit)		$50,709		$(1,015,859)

The reconciliation of income tax computed at statutory rates of income tax benefits is as follows:

	2005	2004
Expense (benefit) at Federal statutory rate - 34%	$(520,389)	$(12,952)
State tax effects, net of Federal taxes	(110,460)	(4,069)
Nondeductible expenses	14,814	236,009
Taxable temporary differences	187,051	(73,533)
Deductible temporary differences	(11,157)	356,278
Net operating loss	505,575	---
Deferred tax asset valuation allowance	(14,725)	(1,517,592)
Income tax expense (benefit)	$50,709	$(1,015,859)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our total and net deferred tax assets, deferred tax asset valuation allowances and deferred tax liabilities at December 31, 2005 and 2004 are as follows:

For the year ended December 31, 2005	Federal		State	Total
Current Deferred Income Taxes
Reserve for sales returns	$42,667		$1,054	$43,721
Reserve for technical support costs	13,022		322	13,344
Accrued compensation costs	50,622		1,251	51,873
Deferred revenue	8,806		218	9,024
Reserve for bad debts	26,520		655	27,175
Operating loss carryforwards	85,091		531	85,622
	226,728		4,031	230,759
Less: Valuation allowance	141,705		3,662	145,367
Deferred income tax asset, net	$85,023		$369	$85,392

Non-current Deferred Income Taxes
State deferred tax liabilities	$7,185	$	---	$7,185
Operating loss carryforwards	2,794,956		25,101	2,820,057
	2,802,141		25,101	2,827,242
Less: Valuation allowance	1,751,338		22,804	1,774,142
Deferred income tax asset, net	1,050,803		2,297	$1,053,100
Software development costs	(240,403)		(5,939)	(246,342)
Website costs	(18,990)		(469)	(19,459)
Inventory	(10,915)		(270)	(11,185)
Property and equipment	(188)		(5)	(193)
Software license fees	(595,774)		(14,719)	(610,493)
State deferred tax assets	(1,338)		---	(1,338)
Deferred income tax liability	(867,608)		(21,402)	$(889,010)
Deferred income tax asset, net	$183,195
Deferred income tax liability, net			$(19,105)

For the year ended December 31, 2004	Federal	State	Total
Current Deferred Income Taxes
Reserve for sales returns	$34,061	$8,014	$42,075
Reserve for technical support costs	13,362	3,144	16,506
Accrued compensation costs	50,734	11,937	62,671
Deferred revenue	14,807	3,484	18,291
Reserve for bad debts	6,120	1,440	7,560
Operating loss carryforwards	285,600	1,054	286,654
	404,684	29,073	433,757
Less: Valuation allowance	129,005	4,561	133,566
Deferred income tax asset, net	$275,679	$24,512	$300,191

Non-current Deferred Income Taxes
Property and equipment, net	$2,312	$544	$2,856
Reorganization costs	1,700	400	2,100
State deferred tax liabilities	53,665	---	53,665
Operating loss carryforwards	2,555,351	3,957	2,559,308
	2,613,028	4,901	2,617,929
Less: Valuation allowance	1,774,631	4,901	1,779,532
Deferred income tax asset, net	838,397	---	838,397
Software development costs	(238,438)	(56,103)	(294,541)
Website costs	(23,020)	(5,416)	(28,436)
Software license fees	(409,360)	(96,321)	(505,681)
State deferred tax assets	(9,739)	---	(9,739)
Deferred income tax liability	(680,557)	(157,840)	$(838,397)
Deferred income tax asset, net	$157,840
Deferred income tax liability, net		$(157,840)

A valuation allowance has been recorded primarily related to tax benefits associated with income tax operating loss carryforwards. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of the deferred tax asset that is realizable. At December 31, 2001, in accordance with SFAS No. 109, Accounting for Income Taxes, management established the valuation allowance equal to the total deferred tax assets due to the uncertainty about our ability to continue as a going concern. At December 31, 2004, management adjusted the amount of valuation allowance based on the assessment that we will continue as a going concern and will produce sufficient income in the future to realize our net deferred tax asset. The valuation allowance for deferred tax assets was increased by $6,411 and decreased by $1,602,090 during the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005, we had available net operating loss carryforwards of approximately $8,470,000 for federal income tax purposes that expire in 2022. The federal carryforwards resulted from losses generated in 1996 through 2002 and 2005. We also had net operating loss carryforwards available from various state jurisdictions ranging from approximately $39,000 to approximately $841,000 that expire in 2022.

NOTE 10 - STOCKHOLDERS’ EQUITY

COMMON STOCK

In April 2004, we issued a total of 1,519,349 restricted shares of common stock to the executive management team as payment of the 2003 accrued performance bonus. These shares were valued at $0.022 per share.

In April 2004, we resolved to issue 637,500 restricted shares of common stock to the non-executive employees as additional compensation pursuant to an incentive and retention bonus program. In July, 2004, we removed 2,500 restricted shares of common stock from the resolution due to voluntary separation from service by a part-time employee. These shares were valued at $0.022 per share.

In June 2004, we issued 324,074 restricted shares of common stock to the outside board of directors in lieu of cash and meeting fees for the period from July 2003 through August 2004. These shares were valued at $0.081 per share.

In July 2004, the holders of 11,400 shares of Series A Preferred Stock and the holders of 40,000 shares of Series B Preferred Stock elected to convert such shares into 218,000 shares of common stock and 266,667 shares of common stock, respectively. In addition, the holders converted $4,125 unpaid accumulated Series A Preferred Stock dividends into 56,353 shares of common stock.

In July 2004, we issued 295,692 non-restricted shares of common stock in settlement of an agreement with an institutional private equity investor. These shares were valued at $0.10 per share. A warrant dated March 26, 2001 to purchase 510,000 shares of common stock exercisable at $0.23 per share was cancelled in the settlement. See Note 11.

In July 2004, we issued 21,875,000 restricted shares of common stock for proceeds of $1,750,000 through a private placement with a New York based private investment partnership. In connection with this issuance, we incurred $51,047 in legal and other direct costs. These costs have been recorded as a reduction to additional paid-in capital.

In July 2004, we removed 48,387 previously resolved but un-issued shares of common stock associated with an unexecuted 2001 stock subscription agreement.

In October 2004, we increased the number of our authorized shares of common stock from 50,000,000 to 120,000,000.

In November 2004, we issued 2,000,000 restricted shares of common stock to holders of convertible promissory notes who exercised their options to convert. See Note 6.

COMMON STOCK OPTIONS

In July 2004, we cancelled 190,200 vested stock options with an exercise price of $1.00 per share and 525,000 vested stock options with an exercise price of $1.03 per share. In addition, 100,000 vested stock options with an exercise price of $0.11 were voluntarily forfeited by management and 1,333 vested stock options with an exercise price of $1.00 and 38,750 vested stock options with an exercise price of $0.11 expired after termination. We apply APB Opinion No. 25 and related interpretations in accounting for our stock options. Accordingly, no compensation cost has been recognized for these stock options and therefore, there was no effect on the financial statements resulting from these cancellations. See Note 14. We did not grant any options or other stock-based awards to any of the individuals for which the options were canceled, during the six months prior to and after the option cancellation.

During 2005, 55,000 vested stock options related to terminated employees expired unexercised. We did not grant any options or other stock-based awards to any of the individuals for which the options expired, during the six months prior to and after the option expirations.

COMMON STOCK WARRANTS

In April 2004, we issued a warrant for 150,000 shares of common stock with an exercise price of $0.022 per share to our corporate counsel as payment for $3,300 of accrued legal services.

In May 2004, we issued a warrant for 600,000 shares of common stock with an exercise price of $0.15 per share to a consultant for corporate business planning, financing, and merger and acquisition assistance. This warrant was valued at $59,915 using the Black-Scholes method and recorded as an expense.

In July 2004, we cancelled a warrant for 510,000 shares of common stock with an exercise price of $0.23 per share with an institutional private equity investor in connection with a settlement in which 295,692 non-restricted shares of common stock were issued. See Note 11.

In November 2004, we issued two warrants to purchase an aggregate of 21,875,000 shares of our common stock in connection with a certain Stock Purchase Agreement completed with a New York based private investment partnership, on July 19, 2004. The first warrant entitles the holder to purchase up to 10,937,500 shares of our common stock at a price of $0.18 per share, and the second warrant entitles the holder to purchase up to 10,937,500 additional shares of our common stock at a price of $0.60 per share. Each warrant is subject to standard adjustment provisions.

SERIES A CONVERTIBLE PREFERRED STOCK

The rights, preferences and privileges of our Series A Preferred Stock, none of which currently remain outstanding, were as follows:

Dividends

Holders of Series A Preferred Stock were entitled to receive common stock dividends of $0.50 per share per annum, in preference to any payment of cash dividends declared or paid on shares of common stock. Dividends on Series A Preferred Stock were fully cumulative and were payable as determined by our board of directors. As of December 31, 2005 and 2004, no dividends had been declared. Series A Preferred Stock dividends, however, were paid to a stockholder as a conversion incentive during 2004.

Liquidation

Holders of Series A Preferred Stock were entitled to liquidation preferences over common stockholders to the extent of $10.00 per Series A Preferred share, plus all declared but unpaid dividends. If funds were sufficient to make a complete distribution to the preferred stockholders, such stockholders would have shared in the distribution of our assets on a pro rata basis in proportion to the aggregate preferential amounts owed each stockholder. After payment would have been made to the preferred stockholders, any remaining assets and funds would have been distributed equally among the holders of our common stock based upon the number of shares of common stock held by each.

Conversion

Each share of Series A Preferred Stock would have been convertible into shares of common stock at the rate of 10 shares of common stock for each share of Series A Preferred Stock, subject to adjustment.

During the year ended December 31, 2004, all shares of Series A Preferred Stock were converted into shares of common stock.

Redemption

At the election of our board of directors, we were able to redeem all or part of the shares of the Series A Preferred Stock at any time (pro rata based upon the total number of shares of the Preferred Stock held by each holder) by paying in cash a sum per share equal to $10.00 plus accrued and unpaid dividends per annum.

Voting Rights

The holder of each share of Series A Preferred Stock was not entitled to vote except as required by law.

SERIES B CONVERTIBLE PREFERRED STOCK

The rights, preferences and privileges of our Series B Preferred Stock, none of which currently remain outstanding, were as follows:

Dividends

The holders of Series B Preferred Stock were entitled to receive cumulative cash dividends at the rate of $1.60 per annum per share. As of December 31, 2005 and 2004, no dividends had been declared.

Liquidation

The Series B Preferred stockholders were entitled to a liquidation preference in an amount equal to the dividends accrued and unpaid, whether or not declared, without interest, and a sum equal to $20.00 per share before any payment was to be made or any assets distributed to the holders of our common stock or any other class or series of our capital stock ranking junior as to liquidation rights to the Series B Preferred Stock.

Conversion

Each share of Series B Preferred Stock had been convertible into shares of common stock at the rate of 1 share of common stock for each share of Series B Preferred Stock, subject to adjustment.

During the year ended December 31, 2004, all shares of Series B Preferred Stock were converted into shares of common stock.

Redemption

Subject to restrictions, shares of the Series B Preferred Stock were redeemable at our option at any time at the redemption price of $20.00 per share plus, in each case, an amount equal to the dividends accrued and unpaid thereon to the redemption date. We did not have the right to redeem any shares of Series B Preferred Stock unless the current market value of our common stock immediately prior to the redemption date was not less than $18.00 per share.

Voting Rights

The holder of each share of Series B Preferred Stock was not entitled to vote, except as required by law and as a class. Voting as a class, the holders were entitled to elect one director to fill one directorship.

NOTE 11 - OTHER INCOME AND ADJUSTMENTS

During the year ended December 31, 2004, we settled with various vendors and content providers for lump-sum payments ranging from approximately 17% to approximately 60% of balances owed. The difference between the balance owed and the settlement amount, totaling $1,002,090, has been treated as gain from extinguishment of debt and included in other income.

During the year ended December 31, 2004, we settled an agreement with an institutional private equity investor, for early termination of the agreement. We issued 295,692 shares of common stock valued at $0.10 per share and paid a cash lump sum of $125,000. A total of $154,569 has been treated as expenses incurred in a withdrawn public offering. See Note 10. This has been included in other adjustments.

As part of the July 19, 2004 financing transaction, see Note 10, we also entered into a Registration Rights Agreement pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable under each of two warrants. On November 22, 2004 we filed a registration statement on Form SB-2 covering the shares issued, as well as the shares underlying the warrants. In accordance with the terms of the Registration Rights Agreement, as amended, we had another 150 days, until April 22, 2005, to cause such registration statement to be declared effective by the SEC, with any delays in meeting this obligation resulting in our being liable to the New York based private investment firm in an amount equal to $630,000 per year, pro-rated for the duration of any such delay, which amounts to $1,726 per day.  As of December 31, 2005, we have accrued a total of $436,686 (253 days at $1,726 per day) in penalties under the terms of the Registration Rights Agreement. This has been included in other adjustments.

NOTE 12 - REBATE RESERVE ADJUSTMENT

During the year ended December 31, 2004, we recorded an adjustment to our rebates reserve in the amount of $142,039. Our reserve balance properly reflects open rebate programs and the estimated balance of each that management expects to pay. These adjustments are the result of, among other things, an internal review of the amount owed and of our ability to reach intended rebate recipients, as properly reflected by historical response rates. These adjustments to our rebate reserves have been recognized as an adjustment to revenue in accordance with EITF Issue No. 01-09.

NOTE 13 - EARNINGS PER COMMON SHARE

Earnings per common share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents are the net additional number of shares that would be issuable upon the exercise of the outstanding common stock options (see Note 14), assuming that we reinvested the proceeds to purchase additional shares at market value.

The following table shows the amounts used in computing earnings per common share and the effect on income and the average number of shares of dilutive potential common stock:

For the Year Ended December 31	2005	2004
Net Income (loss)	$(1,581,266)	$964,053
Common stock dividend on Preferred Series A	---	(4,125)
Net income (loss) available to common shareholders	$(1,581,266)	$959,928

Basic weighted average shares outstanding	48,619,855	34,520,754
Dilutive effect of:
Stock options	---	429,824
Warrants	---	245,262
Diluted weighted average shares outstanding	48,619,855	35,195,840

A total of 25,530,000 and 24,315,000 dilutive potential securities for the years ended December 31, 2005 and 2004, respectively, have been excluded from the computation of diluted earnings per common share, as their inclusion would be anti-dilutive.

NOTE 14 - STOCK-BASED COMPENSATION

Our 1999 Stock Incentive Plan authorizes the issuance of various forms of stock-based awards including incentive and nonqualified stock options, stock appreciation rights attached to stock options, and restricted stock awards to our directors, officers and other key employees. The plan has been approved by our stockholders and as such, provides certain income tax advantages to employees as provided under Sections 421, 422, and 424 of the Internal Revenue Code. Stock options are granted at an exercise price as determined by our board at the time the option is granted and may not be less than the par value of such shares of common stock. None of the options granted under the plan have been granted with an exercise price less than fair value of the common stock on the date of grant. Stock options vest quarterly over three years and have a term of up to ten years. The plan authorizes an aggregate of 1,500,000 shares of common stock may be issued. We did not grant any options under the plan during 2005 or 2004.

In addition, we issue various forms of stock-based awards including nonqualified stock options and restricted stock awards to directors, officers, other key employees and third-party consultants, outside of the plan. Awards granted outside of the plan have been granted pursuant to equity compensation arrangements that have not been approved by our stockholders. These awards are granted at an exercise price as determined by our board at the time of grant and are not less than the par value of such shares of common stock. None of the options granted outside of the plan have been granted with an exercise price less than fair value of the common stock on the date of grant. Stock options granted outside of the plan vest as determined by our board at the time of grant and have a term of up to ten years. Non-employee directors, though treated as employees for financial reporting purposes under FASB Interpretation No. 44, are excluded from the income tax advantages afforded employees by the Internal Revenue Code. We did not grant any options outside of the plan during 2005 or 2004.

We apply APB Opinion No. 25 and related interpretations in accounting for our stock options. Accordingly, no compensation cost has been recognized for outstanding stock options. Had compensation cost for our outstanding stock options been determined based on the fair value at the grant date (calculated using the Black-Scholes Option-Pricing Model) for those options consistent with SFAS No. 123, our net income (loss) and primary and diluted earnings per share would not have differed from those as reported:

Activity under our stock option plans is summarized as follows:

	Outstanding Options
	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2003	3,290,283	$0.29
Granted	---	---
Exercised	---	---
Expired or forfeited	(140,083)	$0.12
Canceled	(715,200)	$1.02
Balance at December 31, 2004	2,435,000	$0.09
Granted	---	---
Exercised	---	---
Expired or forfeited	(55,000)	$0.11
Canceled	---	---
Balance at December 31, 2005	2,380,000	$0.08

No stock options, or any other form of stock-based awards, were granted to the individuals for whom the options were cancelled, during the six months prior to and after the cancellation.

The following table summarizes information about stock options outstanding at December 31, 2005:

Outstanding Options				Exercisable Options
Range of Exercise Prices	Outstanding at December 31, 2005	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Exercisable at December 31, 2005	Weighted-Average Exercise Price

$0.00 to $0.11	2,380,000	6.15	$0.0848	2,380,000	$0.0848

A summary of warrants to purchase shares of our common stock as of December 31, 2005 and 2004, and changes during the years then ended is as follows:

	Outstanding Warrants
	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2003	525,000	$0.09
Granted	22,625,000	$0.38
Exercised	---	---
Expired or forfeited	---	---
Canceled	---	---
Balance at December 31, 2004	23,150,000	$0.37
Granted	---	---
Exercised	---	---
Expired or forfeited	---	---
Canceled	---	---
Balance at December 31, 2005	23,150,000	$0.37

No other equity instruments were issued during 2005 to acquire goods and services (see Note 10).

NOTE 15 - RENTAL AND LEASE INFORMATION

OPERATING LEASES

We lease office space/warehouse facilities in Omaha, Nebraska under an operating lease with a third-party with terms extending through 2007. We are responsible for all taxes, insurance and utility expenses associated with this lease. There is no lease renewal option contained in the lease.

We lease office space in Naperville, Illinois under an operating lease with a third-party with terms extending through March 2006. We are responsible for all insurance expenses associated with this lease.  See Note 21.

Rental expense for the years ended December 31, 2005 and 2004 amounted to $82,172 and $75,555, respectively. Rental expenses are included in capitalized software development costs. See Note 1.

At December 31, 2005, the future minimum rental payments required under these leases are as follows:

2006	$81,331
2007	31,248
Total future minimum rental payments	$112,579

CAPITAL LEASES

We lease telephone equipment under a capital lease expiring in November 2009. The asset and liability under the capital lease are recorded at the present value of the minimum lease payments. The asset is depreciated over a 5 year life. Depreciation of the asset under the capital lease is included in depreciation expense for 2005 and 2004.

The following table summarizes property held under capital leases at December 31, 2005:

Office equipment	$51,788
Less: Accumulated depreciation	12,084
Net property and equipment under capital lease	$39,704

Future minimum lease payments under capital leases as of December 31, 2005 for each of the next five years and in the aggregate are:

2006	$13,726
2007	13,726
2008	13,726
2009	12,582
2010	---
Total minimum lease payments	53,760
Less: Amount representing interest	10,788
Total obligations under capital lease	42,972
Less: Current installments of obligations under capital lease	9,186
Long-term obligation under capital lease	$33,786

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION

We incurred the following non-cash investing and financing activities during the years ended December 31, 2005 and 2004, respectively:

		2005	2004
Property and equipment acquired under capital lease	$	---	$51,788
Conversion of notes payable into common stock. See Note 6.	$	---	$263,334
Common stock dividend on Preferred Series A	$	---	$4,125
Preferred stock converted into common stock	$	---	$470
Common stock and warrants issued for services	$	---	$178,929

NOTE 17 - COMMITMENTS AND CONTINGENCIES

We are subject to legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect our financial statements taken as a whole.

We entered into a license agreement in June 1999 with Parsons Technology, Inc., a copy of which has since been assigned to Riverdeep, Inc., the latest licensor-assignee in a succession of assignments that have occurred since the original agreement. The license, as we acquired it in 1999, provided us with the right, for a term of ten years, to publish, use, distribute, sublicense and sell, exclusively worldwide in non-secular channels and non-exclusively in secular channels, a collection of top-selling Christian-related software titles and content owned by Parsons Technology, including certain intellectual properties owned by The Zondervan Corporation.

In October 2001, due to a shortage in working capital, we fell in arrears with certain royalty payments due under the Parsons Agreements. Thereafter we became party with, among others, Zondervan, Parsons and Riverdeep, to a court supervised mediation arising out of a content royalty claim. A multi-party settlement was reached on October 20, 2003, providing for our payment to Zondervan of $500,000 plus 5% simple interest in installments over a period of nine months from November 2003 to July 2004, as well as for the destruction of all inventory containing Zondervan-owned content. We have fully complied with the terms of the agreement and, upon satisfaction, received a covenant in perpetuity with respect to our rights under the Parsons Agreement, effectively extending the agreement indefinitely.

We were in arrears with the Internal Revenue Service for back payroll taxes and had been paying the payroll taxes in monthly installments previously approved by the Internal Revenue Service. In July of 2004, we paid all back payroll taxes that were due to the Internal Revenue Service and remain current with all payroll tax deposits and filings.

Our employment agreements with our management team each contain a provision for an annual bonus equal to 1% of our net income (3% total). We accrue this bonus on a quarterly basis. Our management team consists of our Chief Executive Officer (with a base annual salary of $150,000), our Chief Financial Officer (with a base annual salary of $110,000), and our Chief Technology Officer (with a base annual salary of $150,000). In addition to the bonus provisions and annual base salary, each employment agreement provides for payment of all accrued base salaries ($17,191 included in Accrued payroll at December 31, 2005), bonuses ($44,384 from fiscal 2004 and $-0- from fiscal 2005 included in Other current liabilities at December 31, 2005), and any vested deferred compensation ($36,631 included in Other current liabilities at December 31, 2005) for termination by reason of disability. The agreements also provide for severance compensation equal to the then base salary until the later of (i) the expiration of the term of the agreement as set forth therein or (ii) one year, when the termination is other than for cause (including termination by reason of disability). There is no severance compensation in the event of voluntary termination or termination for cause.

In 2004, we reduced our reserve for rebates payable based, in part, on our ability to meet the financial obligation of claims carried forward from our last rebate program in 2001. As such, we may have a legal obligation to pay rebates in excess of the liability recorded.

On July 19, 2004, we entered into a certain Stock Purchase Agreement pursuant to which we agreed to issue and sell 21,875,000 restricted shares of our common stock to a New York based institutional investor, at a price of $0.08 per share. Under the terms of transaction, the investor received two of our common stock purchase warrants. The first warrant entitles the holder, for a period of up to five years, to purchase up to 10,937,500 common shares at a price of $0.18 per share, subject to standard adjustment provisions.  The second warrant entitles the holder, also for a period of up to five years, to purchase up to 10,937,500 additional common shares at a price of $0.60 per share, subject to standard adjustment provisions.

As part of the financing transaction, we also entered into a certain Registration Rights Agreement with the investor pursuant to which we became committed to registering all of the shares issued as part of such transaction, including those issuable under the warrants. On November 22, 2004, we filed a registration statement on Form SB-2 covering the shares issued to the investor, as well as the shares underlying the warrants issued to the investor. Under the terms of the Registration Rights Agreement, as amended, we had until April 22, 2005 to cause such registration statement to be declared effective by the SEC. In accordance with the terms of the Registration Rights Agreement, any delays in meeting this obligation subjected us to liability to the investor in an amount equal to $1,726 per day for the duration of any such delay. As of December 31, 2005, we have accrued a total of $436,686 (253 days at $1,726 per day) in penalties under the terms of the Registration Rights Agreement. See Note 21.

NOTE 18 - RELATED PARTY TRANSACTIONS

Our executive officers and employees, from time to time, make purchases of materials and various expense items via their personal credit cards in lieu of a corporate check for COD orders and/or prior to establishment of a line of credit with a vendor. We do not provide our employees or executive officers with corporate credit cards and reimburse these purchases promptly. We had no other transactions with related parties during the years ended December 31, 2005 and 2004.

NOTE 19 - RISKS AND UNCERTAINTIES

Our future operating results may be affected by a number of factors. We are dependent upon a number of major inventory and intellectual property suppliers. If a critical supplier had operational problems or ceased making material available to us, operations could be adversely affected.

NOTE 20 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates our continuation as a going concern. However, as of December 31, 2005, we had a net loss of $1,581,266. In addition, we had negative working capital of $3,025,697 and $1,800,446, and had an accumulated deficit of $7,752,097 and $6,170,831 as of December 31, 2005 and 2004, respectively. Although these factors raise substantial doubt about our ability to continue as a going concern, we have taken several actions to mitigate the risk that we will be unable to continue as a going concern through December 31, 2006. These actions include expanding our in-house telemarketing efforts to increase our direct-to-consumer revenue while at the same time reducing commissions paid to third-party telemarketing firms. In addition, we have focused on reducing both our sales and marketing and general and administrative expenses to those providing the most return on investment. Finally, as indicated in Note 21, we have stopped the accrual of penalties associated with our registration statement and have negotiated extended payment terms for the penalties accrued.

NOTE 21 - SUBSEQUENT EVENTS

On February 1, 2006, the registration statement filed on November 22, 2004 was declared effective by the SEC. We accrued penalties at $1,726 per day from January 1, 2006 through January 31, 2006 ($53,506).

On March 10, 2006, we secured a twelve-month extension to our Naperville, Illinois office lease. The extension expires March 31, 2007 and continues at a base rent of $1,320 per month.

On March 31, 2006, we committed to issue a total of 438,462 restricted shares of common stock at the closing market trading price as of March 30, 2006 ($0.13) to our outside directors in lieu of cash as payment of amounts accrued for their services from the period from September 1, 2004 through March 31, 2006.

On March 31, 2006, we committed to issue a three year warrant for up to 300,000 restricted shares of common stock with an exercise price at the closing market trading price as of March 30, 2006 ($.13) to our legal counsel in lieu of cash as payment for accrued legal fees.

On April 3, 2006, we entered into a consulting agreement with a company for investor relations services. The agreement carries a twelve-month term with either party having the option of terminating the agreement at the six-month anniversary. The agreement provides for a monthly cash payment of $7,500 and 500,000 restricted shares of common stock to be delivered during the first thirty days of the agreement term. In the event that the consultant does not complete the full twelve-month term, a pro-rata portion of 360,000 restricted shares of common stock will be returned to us.

On April 7, 2006, we signed a two-year, $336,000, 8% promissory note with the New York based institutional investor for payment of the unpaid registration rights penalties. The note agreement calls for monthly installments of $10,000, beginning May 1, 2006, for the first twelve months and $20,000 per month thereafter. Any overdue principal bears interest at 15% and is due on demand.

47,341,666 Shares

FINDEX.COM, INC.

Common Stock

_________________

PROSPECTUS

_________________

January 31, 2007

_________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Officers And Directors

Nevada law authorizes a Nevada corporation to indemnify its officers and directors against claims or liabilities arising out of such person’s conduct as officers or directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company for which they serve. Our srticles of incorporation provide for indemnification of our directors. In addition, our Bylaws provide for indemnification of our directors, officers, employees or agents. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests.

Other Expenses of Issuance and Distribution

Expenses payable in connection with the registration and distribution of the securities being registered hereunder, all of which will be borne by the registrant, are as follows:

Registration Fee - Securities and Exchange Commission	$1,370
Printing and Engraving	$3,630	*
Legal Fees and Expenses	$150,000	*
Accounting Fees	$20,000	*
Blue Sky Fees and Expenses	$5,000	*
Penalty Fees under Registration Rights Agreement with Barron Partners, LP	$469,472
Total	$649,472	*

* Estimated

Recent Sales of Unregistered Securities

The following is a comprehensive list of securities that we issued and sold within the past three years without registration under the Securities Act:

Date Securities Issued	Securities Title	Issued to	Number of Securities Issued	Consideration *	Footnotes
Common Stock Issuances
Sold for Cash
7/19/2004	Common Stock	Barron Partners, LP	21,875,000	$597,916	(A)(1)
3/7/2002	Common Stock	Ahmad Al Khiyami	75,000	$21,429	(A)(2)
3/7/2002	Common Stock	Betty Wolfe	36,000	$10,286	(A)(2)
3/7/2002	Common Stock	Billy W. Spain	30,000	$8,571	(A)(2)
3/7/2002	Common Stock	Bing Bingham	30,000	$8,571	(A)(2)
3/7/2002	Common Stock	Bob Heusinkveld	60,000	$17,143	(A)(2)
3/7/2002	Common Stock	Business Investor Services, Inc.	360,000	$102,857	(A)(2)
3/7/2002	Common Stock	Charles M. Jager	10,500	$3,000	(A)(2)
3/7/2002	Common Stock	Cory J. Rueb	75,000	$21,429	(A)(2)
3/7/2002	Common Stock	D.R. Jack Sullivan	45,000	$12,857	(A)(2)

3/7/2002	Common Stock	Donald Harrison	75,000	$21,429	(A)(2)
3/7/2002	Common Stock	Hugh B. Jacks	45,000	$12,857	(A)(2)
3/7/2002	Common Stock	Jager Companies, Inc.	9,000	$2,571	(A)(2)
3/7/2002	Common Stock	James O. Walker	60,000	$17,143	(A)(2)
3/7/2002	Common Stock	Jeff Morgan	36,000	$10,286	(A)(2)
3/7/2002	Common Stock	Jernigan Family Partnership II	75,000	$21,429	(A)(2)
3/7/2002	Common Stock	John B. Padgett	15,000	$4,286	(A)(2)
3/7/2002	Common Stock	John B. Richardson	15,000	$4,286	(A)(2)
3/7/2002	Common Stock	Kent A. Upton	45,000	$12,857	(A)(2)
3/7/2002	Common Stock	Lifeway Christian Resources	120,000	$34,286	(A)(2)
3/7/2002	Common Stock	Lifeway Christian Resources	480,000	$137,143	(A)(2)
3/7/2002	Common Stock	Ollie Sandlin	45,000	$12,857	(A)(2)
3/7/2002	Common Stock	Ralph Ewing	36,000	$10,286	(A)(2)
3/7/2002	Common Stock	Robert R. Crowe	30,000	$8,571	(A)(2)
3/7/2002	Common Stock	Ronald Ardt	213,000	$60,857	(A)(2)
3/7/2002	Common Stock	Roy W. Gilbert, Jr.	30,000	$8,571	(A)(2)
3/7/2002	Common Stock	Stan Blair	30,000	$8,571	(A)(2)
3/7/2002	Common Stock	Steve Jager	10,500	$3,000	(A)(2)
3/7/2002	Common Stock	Thomas Ardt	24,000	$6,857	(A)(2)
3/7/2002	Common Stock	Thomas E. Bradford, Jr.	30,000	$8,571	(A)(2)
3/7/2002	Common Stock	W.P. Buck	30,000	$8,571	(A)(2)

Footnotes:
(1) $1,750,000 ($0.08 per share) total offering price, including warrants. Amount listed represents amount allocated to shares of common stock.
(2) $750,000 ($0.29 per share) total offering price. Amount listed represents amount allocated to 2nd tranche.

There were no underwriter discounts or commissions associated with these sales of common stock for cash.

Issued for compensation to employees, executive officers and board of directors
10/26/2006	Common Stock	Independent Board of Director	480,000	$12,000	(A)
3/31/2006	Common Stock	Independent Board of Directors	438,462	$57,000	(A)
6/4/2004	Common Stock	Independent Board of Directors	324,074	$26,250	(A)
4/28/2004	Common Stock	Non-Executive Employees	635,000	$13,970	(C)
4/7/2004	Common Stock	Executive Officers	1,519,349	$33,426	(A)
7/25/2003	Common Stock	Executive Officer	250,000	$10,000	(A)
7/25/2003	Common Stock	Independent Board of Directors	600,000	$27,000	(A)
4/1/2002	Common Stock	Executive Officers	2,460,000	$61,500	(A)
4/1/2002	Common Stock	Independent Board of Directors	2,000,000	$50,000	(A)
4/1/2002	Common Stock	Non-Executive Employees	1,367,280	$34,182	(C)

Issued for compensation to independent contractors
4/3/2006	Common Stock	Alliance Advisors, LLC	250,000	$32,500	(A)(5)(a)
7/16/2004	Common Stock	Swartz Private Equity, LLC	295,692	$29,569	(A)(1)
7/25/2003	Common Stock	Edward Gerskovich	75,000	$3,375	(A)(2)
7/25/2003	Common Stock	Frank Quinby	200,000	$9,000	(A)(3)
7/25/2003	Common Stock	Rick Cosaro	25,000	$1,125	(A)(2)
7/25/2003	Common Stock	StandAlone, Inc.	50,000	$2,250	(A)(2)
11/15/2002	Common Stock	Ardt Investment Management, Inc.	296,308	$8,889	(A)(4)

7/23/2002	Common Stock	Charles Moskowitz	205,000	$10,250	(A)(5)
12/15/2001	Common Stock	Charles Moskowitz	10,750	$430	(A)(5)
11/15/2001	Common Stock	Charles Moskowitz	10,750	$645	(A)(5)
10/25/2001	Common Stock	World Trade Partners, Inc.	500,000	$65,000	(A)(6)
10/15/2001	Common Stock	Charles Moskowitz	10,750	$1,398	(A)(5)
9/15/2001	Common Stock	Charles Moskowitz	10,750	$1,828	(A)(5)
8/15/2001	Common Stock	Charles Moskowitz	10,750		$957	(A)(5)
7/15/2001	Common Stock	Charles Moskowitz	10,750		$1,398	(A)(5)
6/15/2001	Common Stock	Charles Moskowitz	10,750		$2,473	(A)(5)
5/15/2001	Common Stock	Charles Moskowitz	10,750		$2,903	(A)(5)
4/15/2001	Common Stock	Charles Moskowitz	10,750		$3,225	(A)(5)
3/15/2001	Common Stock	Charles Moskowitz	10,750		$7,310	(A)(5)
2/15/2001	Common Stock	Charles Moskowitz	12,500		$5,250	(A)(5)
1/15/2001	Common Stock	Charles Moskowitz	12,500		$5,625	(A)(5)

Footnotes:
(1) Issued as compensation for a withdrawn public offering.
(2) Issued as compensation for software development services.
(3) Issued as compensation for preparation of written corporate materials.
(4) Issued as compensation for consulting and valuation services.
(5) Issued as compensation for investor relations services.
(6) Issued as compensation for consulting, planning, development and enhancement of sales opportunities.
(a) Original issuance was a total of 500,000 restricted shares of common stock; however, subsequent to September 30, 2006, the issuance was reduced to a total of 250,000 restricted shares of common stock.

Issued upon conversion of promissory note
12/31/2004	Common Stock	Business Investor Services, Inc.	466,666		NA	(B)
11/16/2004	Common Stock	2030 Investors, LLC	1,000,000		NA	(B)
11/16/2004	Common Stock	C. James Jensen	1,000,000		NA	(B)

These represent the number of shares of common stock issued upon conversion of previously issued convertible promissory notes. No additional consideration was received for these conversions.

Issued upon conversion of preferred stock and/or preferred stock dividends
7/16/2004	Common Stock	Robert Wohlfeld	71,356		$4,125	(B)(1)
7/16/2004	Common Stock	Abraham Garfinkel	20,000	$	---	(B)(2)
7/16/2004	Common Stock	Carlos E. Vazquez	10,000	$	---	(B)(2)
7/16/2004	Common Stock	Ed Toon	20,000	$	---	(B)(2)
7/16/2004	Common Stock	First Atlantic Capital Management, Inc.	66,667	$	---	(B)(3)
7/16/2004	Common Stock	Ian G. Landies	16,000	$	---	(B)(2)
7/16/2004	Common Stock	Ionian International Limited	200,000	$	---	(B)(4)
7/16/2004	Common Stock	Ira N. Kalfus	25,000	$	---	(B)(5)
7/16/2004	Common Stock	Irwin B. Finch Pension Trust	30,000	$	---	(B)(2)
7/16/2004	Common Stock	Irwin B. Finch Profit Sharing	20,000	$	---	(B)(2)
7/16/2004	Common Stock	Jasmina K. Skubic	30,000	$	---	(B)(2)
7/16/2004	Common Stock	Kenneth C. Jameson	16,000	$	---	(B)(2)
7/16/2004	Common Stock	Randall G. Darling	16,000	$	---	(B)(2)
7/15/2001	Common Stock	Gordon Landies	41,103		$4,200	(B)(1)

Footnotes:
(1) Converted at 10 shares of common stock for 1 share of preferred stock, plus accumulated preferred dividends.
(2) Converted at 20 shares of common stock for 1 share of preferred stock.
(3) Converted at $3.00 per share of original investment.
(4) Converted at 10 shares of common stock for 1 share of preferred stock.
(5) Converted at 25 shares of common stock for 1 share of preferred stock.

Common Stock Warrant Issuances
Sold for Cash
11/10/2004	Common Stock	Barron Partners, LP	10,937,500	$838,539	(A)
11/10/2004	Common Stock	Barron Partners, LP	10,937,500	$838,539	(A)

These warrants were issued in connection with the sale of common stock. The total proceeds received were allocated between the common stock and the warrants.

Issued for compensation to independent contractors
3/31/2006	Common Stock	Michael Membrado	300,000	$7,958	(A)(2)
5/21/2004	Common Stock	Joseph Abrams	600,000	$59,915	(A)(1)
4/7/2004	Common Stock	Michael Membrado	150,000	$3,300	(A)(2)
6/3/2002	Common Stock	Ronald Ardt	250,000	$12,500	(A)(3)
5/11/2001	Common Stock	Membrado & Montell, LLP	50,000	$13,464	(A)(2)
3/7/2001	Common Stock	Membrado & Montell, LLP	100,000	$13,464	(A)(2)
2/19/2001	Common Stock	Kevin Reagan	62,500	$19,750	(A)(4)
2/19/2001	Common Stock	Robert Chamberlain	62,500	$19,750	(A)(4)

Footnotes:
(1) Issued as compensation for corporate business planning, financing and merger and acquisition assistance.
(2) Issued as compensation for legal services.
(3) Issued as compensation for business development services.
(4) Issued as compensation for consulting.

Issued in connection with Equity Line Agreement
3/26/2001	Common Stock	Swartz Private Equity	510,000	$181,392	(A)

The above warrant was issued as consideration for entering into an equity line agreement.

Issued in connection with Convertible Secured Note Payable Agreement
7/26/2006	Common Stock	W. Sam Chandoha	100,000	$4,997	(A)

The above warrant was issued as consideration for entering into a loan agreement evidenced by a convertible secured promissory note.

Common Stock Option Issuances
10/26/2006	Common Stock	Non-Executive Employees	850,000		$21,250	(A)
7/7/2003	Common Stock	Executive Officer	500,000	$	---	(A)
6/7/2002	Common Stock	Executive Officer	500,000	$	---	(A)
8/21/2001	Common Stock	Independent Board of Directors	525,000	$	---	(A)
7/18/2001	Common Stock	Executive Officers	500,000	$	---	(A)
7/18/2001	Common Stock	Non-Executive Employees	950,000	$	---	(C)
6/12/2001	Common Stock	Non-Executive Employee	2,000	$	---	(C)
5/3/2001	Common Stock	Non-Executive Employee	2,000	$	---	(C)
3/5/2001	Common Stock	Executive Officer	25,000	$	---	(A)
3/5/2001	Common Stock	Non-Executive Employees	31,000	$	---	(C)

The above non-qualified common stock options were issued for employment incentives to our executive officers and non-executive employees and issued as consideration for service rendered as an independent board member. For options issued prior to January 1, 2006, we did not recognize consideration upon the issuance of the options, but would rather recognize the consideration when the options are exercised, as approved by APB Opinion No. 25 and allowed under SFAS No. 123. For options issued after January 1, 2006, and according to SFAS No. 123 (R), we do recognize consideration upon the issuance of the options.

Promissory Notes Convertible into Common Stock
9/30/2004	Common Stock	2030 Investors, LLC	1,000,000		$120,000	(A)
9/30/2004	Common Stock	C. James Jensen	1,000,000		$120,000	(A)
5/31/2002	Common Stock	AIM Financial Advisors, Inc.	666,666		$33,333	(A)
5/31/2002	Common Stock	AIM Securities, Inc.	666,666		$33,333	(A)
5/31/2002	Common Stock	Business Investor Services, Inc.	666,666		$33,333	(A)

Promissory Notes
7/23/2006	Note Payable	W. Sam Chandoha	NA	$150,000	(A)(1)
4/7/2006	Note Payable	Barron Partners, LP	NA	$336,000	(A)(2)
3/15/2004	Note Payable	American Bible Society	NA	$90,700	(A)(3)
9/25/2003	Note Payable	Ivy Hill/Warner Media	NA	$164,000	(A)(3)

(1) Issued to fund an existing working capital deficit.
(2) Issued in settlement of penalty fees incurred in connection with a certain Registration Rights Agreement entered into with Barron on July 19, 2004.
(3) Issued in settlement of outstanding trade account payables.

General Footnotes:
(A) We relied in each case for these unregistered sales on the private offering exemption of Section 4(2) of the Securities Act and/or the private offering safe harbor provision of Rule 506 of Regulation D promulgated thereunder based on the following factors: (i) the number of offerees or purchasers, as applicable, (ii) the absence of general solicitation, (iii) representations obtained from the acquirors relative to their accreditation and/or sophistication (or from offeree or purchaser representatives, as applicable), (iv) the provision of appropriate disclosure, and (v) the placement of restrictive legends on the certificates reflecting the securities coupled with investment representations obtained from the acquirors.

(B) We relied on Section 3(a)(9) of the Securities Act as the basis for our exemption from registration of these offerings.

(C) We relied in each case for these unregistered sales on the private offering exemption of Section 4(2) of the Securities Act based on the following factors: (i) the number of offerees, (ii) the absence of general solicitation, (iii) representations obtained from the acquirors relative to their sophistication (or from offeree representatives, as applicable), (iv) the provision of appropriate disclosure, and (v) the placement of restrictive legends on the certificates reflecting the securities coupled with investment representations obtained from the acquirors.

As of the date of this registration statement, none of the common stock option issuances or the common stock warrant issuances have been exercised.

 Exhibits

The Exhibits to this registration statement are listed in the Exhibit Index commencing at page EX-1 hereof.

Undertakings

The undersigned registrant hereby undertakes the following:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in this registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement, or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment to this registration statement any of the securities being registered which remain unsold at the termination of this offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the General Corporation Law of Nevada, the articles of incorporation, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in such Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or person controlling the registrant in connection with any securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on the date below.

Dated: January 31, 2007

FINDEX.COM, INC.

By: /s/ Steven Malone
Steven Malone, President
& Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Findex.com, Inc., do hereby constitute and appoint Steven Malone, acting individually, our true and lawful attorney and agent, to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the SEC, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that the said attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven Malone	Chairman of the Board, President	January 31, 2007
Steven Malone	and Chief Executive Officer (principal
executive officer)

/s/ Kirk R. Rowland	Chief Financial Officer	January 31, 2007
Kirk R. Rowland	(principal financial and accounting
officer)

/s/ John Kuehne	Director	January 31, 2007
John A. Kuehne

EXHIBIT INDEX

FINDEX.COM, INC.

The following exhibits are included as part of this registration statement, except those which are identified as having been previously filed with the SEC and which are incorporated by reference to another registration statement, report or document. References to the “company” in this Exhibit Index mean FINDEX.COM, INC., a Nevada corporation.

Exhibit No.	Description

2.1	Share Exchange Agreement between FindEx.com, Inc. and the stockholders of Reagan Holdings, Inc. dated March 7, 2000, incorporated by reference to Exhibit 2.1 on Form 8-K filed March 15, 2000.

3(i)(1)	Articles of Incorporation of Findex.com, Inc., incorporated by reference to Exhibit 3.1 on Form 8-K filed March 15, 2000.

3(i)(2)	Amendment to Articles of Incorporation of Findex.com, Inc. dated November 12, 2004 incorporated by reference to Exhibit 3.1(ii) on Form 10-QSB filed November 12, 2004.

3(ii)	By-Laws of Findex.com, Inc., incorporated by reference to Exhibit 3.3 on Form 8-K filed March 15, 2000.

5.1	Legal opinion of M.M. Membrado, PLLC dated January 31, 2007. FILED HEREWITH.

10.1	Stock Incentive Plan of Findex.com, Inc. dated May 7, 1999, incorporated by reference to Exhibit 10.1 on Form 10-KSB/A filed May 13, 2004.

10.2	Share Exchange Agreement between Findex.com, Inc. and the stockholders of Reagan Holdings Inc., dated March 7, 2000, incorporated by reference to Exhibit 2.1 on Form 8-K filed March 15, 2000.

10.3	License Agreement between Findex.com, Inc. and Parsons Technology, Inc. dated June 30, 1999, incorporated by reference to Exhibit 10.3 on Form 10-KSB/A filed May 13, 2004.

10.4	Employment Agreement between Findex.com, Inc. and Steven Malone dated July 25, 2003, incorporated by reference to Exhibit 10.4 on Form 10-KSB/A filed May 13, 2004.

10.5	Employment Agreement between Findex.com, Inc. and Kirk Rowland dated July 25, 2003, incorporated by reference to Exhibit 10.5 on Form 10-KSB/A filed May 13, 2004.

10.6	Employment Agreement between Findex.com, Inc. and William Terrill dated June 7, 2002, incorporated by reference to Exhibit 10.6 on Form 10-KSB/A filed May 13, 2004.

10.7	Restricted Stock Compensation Agreement between Findex.com, Inc. and John A. Kuehne dated July 25, 2003, incorporated by reference to Exhibit 10.7 on Form 10-KSB/A filed May 13, 2004.

10.8	Restricted Stock Compensation Agreement between Findex.com, Inc. and Henry M. Washington dated July 25, 2003, incorporated by reference to Exhibit 10.8 on Form 10-KSB/A filed May 13, 2004.

10.9	Restricted Stock Compensation Agreement between Findex.com, Inc. and William Terrill dated July 25, 2003, incorporated by reference to Exhibit 10.9 on Form 10-KSB/A filed May 13, 2004.

10.10
Stock Purchase Agreement, including the form of warrant agreement, between Findex.com, Inc. and Barron Partners, LP dated July 19, 2004, incorporated by reference to Exhibit 10.1 on Form 8-K filed July 28, 2004.

10.11	Amendment No. 1 To Barron Partners, LP Stock Purchase Agreement dated September 30, 2004, incorporated by reference to Exhibit 10.3 on Form 8-K filed October 6, 2004.

10.12	Registration Rights Agreement between Findex.com, Inc. and Barron Partners, LP dated July 26, 2004, incorporated by reference to Exhibit 10.2 on Form 8-K filed on July 28, 2004.

10.13	Waiver certificate between Findex.com, Inc. and Barron Partners, LP dated September 16, 2004, incorporated by reference to Exhibit 10.4 on Form 8-K filed October 6, 2004.

10.14
Settlement Agreement between Findex.com, Inc., The Zondervan Corporation, Mattel, Inc., TLC Multimedia, Inc., and Riverdeep, Inc. dated October 20, 2003, incorporated by reference to Exhibit 10.14 on Form 10-KSB/A filed on June 7, 2005.

10.15	Employment Agreement Extension between FindEx.com, Inc. and Steven Malone dated March 31, 2006, incorporated by reference to Exhibit 10.1 on Form 8-K filed April 6, 2006.

10.16	Employment Agreement Extension between FindEx.com, Inc. and William Terrill dated March 31, 2006 incorporated by reference to Exhibit 10.2 on Form 8-K filed April 6, 2006.

10.17	Employment Agreement Extension between FindEx.com, Inc. and Kirk R. Rowland dated March 31, 2006 incorporated by reference to Exhibit 10.3 on Form 8-K filed April 6, 2006.

10.18	Promissory Note to Barron Partners, LP dated April 7, 2006, incorporated by reference to Exhibit 10.1 on Form 8-K filed April 13, 2006.

10.19	Share Exchange Agreement between FindEx.com, Inc. and the stockholders of Reagan Holdings Inc., dated March 7, 2000, incorporated by reference to Exhibit 2.1 on Form 8-K filed March 15, 2000.

10.20	Convertible Secured Promissory Note between FindEx.com, Inc. and W. Sam Chandoha, dated July 20, 2006, incorporated by reference to Exhibit 10.1 on Form 8-K filed July 26, 2006.

10.21	Security Agreement between FindEx.com, Inc. and W. Sam Chandoha, dated July 20, 2006 incorporated by reference to Exhibit 10.2 on Form 8-K filed July 26, 2006.

10.22	Common Stock Purchase Warrant between FindEx.com, Inc. and W. Sam Chandoha, dated July 20, 2006 incorporated by reference to Exhibit 10.3 on Form 8-K filed July 26, 2006.

10.23	Modification and Extension Agreement Between FindEx.com, Inc. and W. Sam Chandoha, dated September 20, 2006, incorporated by reference to Exhibit 10.1 on Form 8-K filed September 25,2006.

16.1	Letter from Chisholm, Bierwolf, & Nilson, P.C., dated January 3, 2006 regarding change in certifying accountant, incorporated by reference to Exhibit 16.1 on Form 8-K/A filed January 4, 2006.

21.1	Share Exchange Agreement between FindEx.com, Inc. and the stockholders of Reagan Holdings Inc., dated March 7, 2000, incorporated by reference to Exhibit 2.1 on Form 8-K filed March 15, 2000.

21.2	Subsidiaries of FindEx.com, Inc. as of December 31, 2005, incorporated by reference to Exhibit 21.1 on Form 10-KSB filed April 17, 2006.

23.1	Consent of Chisholm, Bierwolf & Nilson, LLC, Independent Certified Public Accountants dated January 30, 2007. FILED HEREWITH.

23.2	Consent of M.M. Membrado, PLLC (contained in Exhibit 5.1 to this registration statement).

23.3	Consent of Brimmer, Burek & Keelan LLP, Independent Certified Public Accountants dated January 27, 2007. FILED HEREWITH.

24.1	Powers of Attorney (included on the signature page to this registration statement).